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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 31, 2017

Registration No. 333-221016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STERLING BANCORP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan	6035	38-3163775
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Towne Square, Suite 1900
Southfield, Michigan 48076
248-355-2400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Gary Judd
Chairman, Chief Executive Officer
One Towne Square, Suite 1900
Southfield, Michigan 48076
248-355-2400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Phillip D. Torrence, Esq. Jeffrey H. Kuras, Esq. Jessica M. Herron, Esq. Honigman Miller Schwartz and Cohn LLP 660 Woodward Avenue 2290 First National Building Detroit, Michigan 48226 (313) 465-7000	Colleen L. Kimmel, Esq. Vice President & General Counsel Sterling Bancorp, Inc. One Towne Square, Suite 1900 Southfield, Michigan 48076 248-355-2400	Craig D. Miller, Esq. Manatt, Phelps & Phillips, LLP One Embarcadero Center, 30th Floor San Francisco, California 94111 (415) 291-7400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 31, 2017

PRELIMINARY PROSPECTUS

                Shares

COMMON STOCK

        This is the initial public offering of Sterling Bancorp, Inc., the holding company for Sterling Bank & Trust, F.S.B., a federal savings bank.

        We are offering                shares of common stock and the selling shareholders are offering                shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.

        Prior to this offering, there has been no established public market for our common stock. We have applied to list our common stock on the NASDAQ Capital Market under the symbol "             ."

        We anticipate that the public offering price of our common stock will be between $            and $            per share.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company disclosure standards.

        We are a "controlled company" under the corporate governance rules for Nasdaq-listed companies, and as such, our board of directors could determine not to have a majority of independent directors, a nominating committee or a compensation committee comprised solely of independent directors.

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 16 of this prospectus to read about factors you should consider before investing in our common stock.

	Per Share	Total
Public offering price
Underwriting discounts(1)
Proceeds to us, before expenses
Proceeds to the selling shareholders, before expenses

(1)
The offering of our common stock will be conducted on a firm commitment basis. See "Underwriting" for a description of all underwriting compensation payable and expense reimbursement in connection with this offering.

        The underwriter has an option to purchase up to an additional            shares from us and up to an additional            shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The shares of our common stock in this offering are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriter expects to deliver the shares of our common stock against payment on or about                , 2017.

The date of this prospectus is                , 2017.

Our Key Markets

20 San Francisco Bay Area Branches

SF Bay Area Markets
- *San Francisco (13)*
- *Burlingame (1)*
- *Daly City (1)*
- *San Mateo (1)*
- *San Rafael (1)*
- *Cupertino (1)*
- *Fremont (1)*
- *Oakland (1)*

Southfield, MI Operational Center

Seattle, WA
• Bellevue LPO (1)
New York City, NY
• Queens (1)

4 Los Angeles / Orange County Branches

Los Angeles / Orange County Markets
- *Alhambra (1)*
- *Arcadia (1)*
- *Irvine (1)*
- *Rowland Heights (1)*

**Pending (Q1 2018): Chino Heights (1), Koreatown (1)*

California Market

Operational Center

Current Markets

(#) *Number of Branches*

i

About This Prospectus

        You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriter have not authorized anyone to provide you with different or additional information. We, the selling shareholders and the underwriter are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        For investors outside the United States: We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

        Unless we state otherwise or the context otherwise requires, references in this prospectus to "we," "our," "us" or "the Company" refer to Sterling Bancorp, Inc., a Michigan corporation, and its subsidiaries, including Sterling Bank & Trust, F.S.B., which we sometimes refer to as "Sterling Bank," "the Bank" or "our Bank."

Market and Industry Data

        Within this prospectus, we reference certain market, industry and demographic data and other statistical information. We have obtained this data and information from various independent, third party industry sources and publications. Nothing in the data or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, demographic and market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act (the "JOBS Act"). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

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  we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

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  we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

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  we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

ii

  •
  we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

        In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have irrevocably determined not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

        In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended.

iii

SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our securities. You should carefully read this entire prospectus, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes related thereto before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Our Company

        We are a unitary thrift holding company headquartered in Southfield, Michigan with our primary branch operations in San Francisco and Los Angeles, California. Through our wholly owned bank subsidiary, Sterling Bank and Trust, F.S.B., we offer a broad range of loan products to the residential and commercial markets, as well as retail banking services. Since 2013, we have grown organically at a compound annual growth rate of 30% while maintaining stable margins and solid asset quality. Since 2013, we have grown our branch network from 16 branches to our current total of 26 branches, including 20 in the San Francisco area, 4 in greater Los Angeles, our recently opened branch in New York City and our headquarters' branch in Michigan. We also expect to open a branch near Seattle, Washington, where we currently have a loan production office, by the end of 2017 and two additional branches in Los Angeles in early 2018.

        We have a large and growing portfolio of adjustable rate residential mortgage loans. We manage residential credit risks through a financial documentation process and programs with low loan to value ratios, which averaged 62% across our residential portfolio as of September 30, 2017. Our risk management includes disciplined documentation of ability to repay, liquidity analysis and face-to-face customer interaction.

        We also operate substantial and growing commercial and construction lending businesses, utilizing a traditional community banking relationship-focused culture to identify strong borrowers with projects and operations in our branch network areas. We manage credit risks in our commercial and construction business through financial and relationship diligence with our customers and by financing projects within our branch footprint almost exclusively backed by personal guarantees.

        We believe our significant growth has not come at the expense of asset quality. We have historically been able to focus on long-term returns and remain committed to responsible growth. We also believe our strong sales team, disciplined underwriting and culture of cost management have driven consistent earnings and exemplary net interest margins, efficiency metrics and shareholder returns. The consistency of our success in these key areas since January 1, 2013 is demonstrated by the following tables:

        An important contributor to our growth since 2015 has been our successful entry into the greater Los Angeles market, where we started with a loan production office in 2015 and have grown to 4 full service branches, constituting 24.0% and 21.0% of our total loans and retail deposits as of September 30, 2017, with two new branches expected to open in the market in early 2018. While other institutions frequently enter new geographies through acquisitions, we have grown our geographic footprint through de novo branches while remaining true to our business model, offering the same products and services that proved successful in our San Francisco operations. We intend to continue our organic growth while further diversifying our geographical concentration with the recent expansion in New York City and Seattle, where we are targeting similar markets with products we fully understand.

Our History

        Sterling Bank was founded as a federally chartered thrift institution in 1984 in Southfield, Michigan by members of the Seligman family, and we have remained closely held. By 2004 we had 10 branches in the Detroit metropolitan area. However, in the early 1990s, our owners and management recognized an opportunity to shift the Bank's focus to a rapidly growing market less dependent, as Detroit was, on a single industry. In 1994, the Bank established its first branch in San Francisco, California. In 2004, we made the strategic decision to sell all but one of our Detroit-area branches and focus nearly exclusively on the California market. In 2004, we divested 10 Michigan branches and by 2006, substantially reduced new lending in Michigan.

        Our NPA/Total Assets ratio peaked at 5.7% in 2008, as we worked our way through credit issues related primarily to our legacy Michigan portfolios, which now represent a de minimis 1.2% of our loan portfolio. Since such time, our credit quality has improved significantly, with NPA/Total Assets as of September 30, 2017 of 0.15%. Between 2004 and 2008, we expanded our San Francisco presence by opening an additional 7 branches.

        Our residential mortgage portfolio consists of homeowners with strong credit and ability to repay. We work directly with our borrowers and third parties to confirm their credit status and ability to repay and offer our borrowers the opportunity to expand their credit history through what is often a first-time mortgage for the customer, while requiring a minimum down payment of 35% on our key residential loan programs. We believe the resulting low loan to value ratios, which averaged 60%, in our core residential product portfolio, protects our position while enabling the customer to manage smaller overall monthly payments than would otherwise be available with a low down payment, traditional qualified mortgage. In addition, we offer TIC, or tenant-in-common, loans, which operate similarly to co-op loans. In our TIC program, each co-owner of multi-unit dwellings (which typically have between 4 and 6 units) has their own mortgage based on the purchase price of their unit and includes similar low loan to value ratios, averaging 69% as of September 30, 2017. We expect continuing demand for this program in our San Francisco and Los Angeles markets, particularly in communities that restrict conversion to condominium projects.

        We believe that our strong growth and consistent profitability is the result of management's efforts to focus on growth in San Francisco while managing legacy credit quality issues primarily in Michigan. In addition, we avoid purchasing loan participations where we do not have a relationship with the borrower and do not service the underlying credit. We have established a culture that places credit responsibility with individual loan officers and management and does not rely solely on a loan committee and institutional experience to remain disciplined in our underwriting. Furthermore, we believe our growing commercial and construction lending businesses have diversified our product offerings and allow us to identify strong borrowers with well-supported projects and operations in our branch network area. We manage credit risks in our commercial and construction lending businesses through financial and relationship diligence with our customers and by financing projects within our branch footprint through mostly recourse loans.

Our Competitive Strengths

        We attribute our success to the following competitive strengths:

        Responsiveness and Deep Customer Relationships.    We emphasize the values of personal relationships and quality customer service. Our extensive knowledge of our customers enables us to tailor products and solutions that fit their needs. In fact, approximately 87% of our borrowers also have a deposit relationship with the Bank, providing us with visibility into their liquidity profile and contributing to our ability to manage our asset quality. Further, we believe our responsiveness to our customers has enabled us to build a strong reputation for execution in our markets. With most loans closed in less than 30 days from a complete application to closing in our residential real estate lending, our reputation has facilitated our expansion into Seattle, Washington and New York City in 2017. Our efficient organizational structure further contributes to our ability to make quick decisions and timely respond to our customers. We believe this responsiveness allows us to remain competitive even when other financial institutions may offer lower rates.

        Product Expertise and Disciplined Credit Culture.    We believe the success of our products is the result of our focus on the markets we serve, our understanding of customer needs, our management of product criteria, and our disciplined underwriting of the type of loans we make. We believe our willingness to focus on nontraditional loan products allows us to face less price competition for our non-TIC residential portfolio, in particular, than we do when competing for traditional conforming, fixed-rate mortgages. We have developed consistent underwriting and credit management processes tailored to each of the products we offer, allowing us to build high quality asset portfolios. We believe our relationships with, and knowledge of, our customers further enhances our credit quality, as we do not provide our key loan products to any customer unless the applicable relationship manager has met them and documented the interaction. We also subject our portfolios to annual stress testing and ongoing monitoring. Because we service our portfolio and retain servicing rights on loans that we sell, we maintain access to key information that enhances our ability to manage the entire customer relationship. We believe that our continuity and consistency in underwriting is reflected by our 0.06% rate of delinquency as of September 30, 2017.

        Leveraged Back Office Operations.    We believe our strong profitability, net interest margins and efficiency metrics have been bolstered by our lower-cost back office operations in the Midwest, relative to the expenses incurred by our competitors who perform these functions in the more dynamic labor and real estate markets in which we operate. The majority of our leadership team and back office operations (currently consisting of 92 full-time employees) remain in the lower-cost Detroit area, while 96% of our revenue is derived from our branches and loan production offices in the higher-cost areas of California, Seattle and New York. The significantly lower operating expenses where we are headquartered have contributed to our competitively low efficiency ratio of 34% and 37% in the periods ended September 30, 2017 and December 31, 2016, respectively, and have been a key driver of our consistent profitability since shifting our growth strategy to San Francisco, Los Angeles, and now other metropolitan areas. In addition, we have been able to maintain continuity of executive management and talent retention at a rate we believe to be higher than many of our peers. This low rate of turnover and high retention rate of management has contributed to our low efficiency ratio. We also believe that conducting certain back room functions, such as responding to regulatory exams and audits, through our back office operations and separating such functions from the business production at our branches, lessens distractions to our production teams.

        Experienced Management Team.    We believe that we are well positioned to quickly and efficiently deploy new capital to continue our outstanding growth metrics. The management team that successfully led us through the crisis is driving the Company's performance today and continues to apply the lessons learned over their lengthy community banking careers. Our leadership team consists of senior managers who, on average, have been immersed in our cost-conscious culture for at least 16 years. We believe this continuity and institutional knowledge has significantly contributed to our growth and strong asset quality. Our key leadership team includes:

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  Gary Judd, our Chairman of the Board and Chief Executive Officer, who has over 40 years of experience in the banking industry and has led our Company since August 2008. His prior experience includes service as a Director, President and Chief Executive Officer for WestStar Bank and its parent company, Vail Banks, Inc. as well as Vectra Bank and its parent company Vectra Banking Corporation. Prior to those positions, he served in numerous positions with Citibank. We believe Mr. Judd's extensive expertise over many credit cycles has provided an experienced hand at the top throughout his tenure with the Company.

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  Thomas Lopp, our President, Chief Operating Officer and Chief Financial Officer, who has been with us for 20 years, first joined our Company as a Divisional Controller in 1997. Mr. Lopp was appointed President in December 2016, has served as our Chief Operating Officer since September 2009, as our Chief Financial Officer since 2002, and led our expansion into Southern California in 2015. We believe Mr. Lopp's deep understanding of the Company, his long experience with our financial reporting responsibilities and the risks inherent in the banking business, has enhanced our credibility with regulators and helped us effectively manage the risks attendant to growth.

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  Michael Montemayor, our President of Retail and Commercial Banking and Chief Lending Officer, who has been with us for 25 years, having first joined our Company as a Residential Lender in 1992. Mr. Montemayor worked his way through the Company as a Regional Branch Manager, Commercial Loan Officer, Construction Loan Officer, Construction Lending Manager and then Managing Director of Commercial Lending, followed by his appointment as Chief Lending Officer in 2006, and has led retail banking since 2013. We believe his broad experience in all aspects of our lending business and his long-term service as our Chief Lender has helped to provide continuity and consistency in our business model and lending practices.

We believe this stability and institutional knowledge allows us to promote our culture of solid underwriting and growth across all levels of our organization. Notwithstanding inevitable turnover in a competitive industry, we pride ourselves on our ability to attract and maintain talent within our Company. We strive to foster an environment where we are able to promote key employees who perform and understand our culture and values.

Our Business Strategy

        Our goal is to maintain our strong performance while continuing to efficiently provide the highest level of customer service while limiting our exposure to credit risk. The additional capital from this offering will allow us to continue our organic growth, further diversify our geographical concentration, and allow us to opportunistically consider strategic initiatives.

        Focused Growth and Diversification Initiatives in Core Products.    In 2015, we extended our operations to the Los Angeles market, focusing on the same products that had been successful for us in San Francisco. As of September 30, 2017, our 4 Los Angeles branches have grown to an aggregate of $446.9 million in deposits, all organically. We are focused on continued growth in our core residential products while maintaining our strong asset quality. We expect to continue to grow our portfolio in the Los Angeles market, as we expect two additional branches to open in 2018. We are also laying the groundwork to replicate this successful strategy in certain communities in Seattle, Washington and New York City that we believe have similar demographics to our existing markets. Consistent with our culture of building long-term value and maintaining profitability, our strategy in entering new markets is conservative, as we limit initial expenses to a temporary loan production office until we are confident that we can hire lenders and other employees that fit our culture and understand our products and strategy. We have not bought books of business by hiring full lending teams from other institutions. Entry into these new markets will help diversify our loan portfolio to mitigate the impact of potential geographically-localized economic downturns. In addition, we intend to further diversify our revenues by building a fee-based income stream from wealth management and financial advisory services.

        Deposit Growth.    We believe our policy of meeting each portfolio loan customer in person has enabled us to leverage our significant loan growth to increase our deposits from $953.2 million as of December 31, 2014 to nearly $2.1 billion as of September 30, 2017. During 2016 and in the nine months ended September 30, 2017, 98.2% and 97.8%, respectively, of our Advantage Loan mortgage customers chose to open deposit accounts at our branches, in part to take advantage of rate incentives and our ACH payment program. Our residential borrower related checking deposit accounts average $14,439 per account as of September 30, 2017. Our flagship deposit strategy consists primarily of our popular money market accounts, which constitute 59.5% of our deposit portfolio at September 30, 2017. We believe that significant cross-selling of our deposit products to our residential mortgage customers and enrollment in our automated payment program contribute to our solid asset quality. In addition, the combination of our high net interest margin and low expense ratio leaves us room to pay competitively attractive rates to our depositors and increase our market share.

        Continued Focus on Growing Commercial and Construction Loans.    We are committed to continuing to grow our successful commercial and construction loan portfolios at a ratio of approximately 20-25% of our assets. Our commercial and construction loan portfolio has grown from $255 million in 2012 to $474 million at September 30, 2017. Our commercial and construction lending portfolio consists primarily of mixed use developments, offices, multifamily, construction and renovation projects. We also finance SROs, or single room occupancy projects, the majority of which are in our San Francisco market. We expect to maintain our strategy of developing a commercial and construction loan profile in our expanding branch footprint, where we can continue to leverage our ability to develop customer relationships and leverage our high quality service model into new opportunities. We attribute the growth in our commercial and construction portfolio to our increased hiring of quality commercial lenders, ability to execute on our pipeline, and high demand for the projects we underwrite. We also endeavor to manage the inherent risks attendant to increased commercial and construction loan activity, including their generally larger average size as compared to residential loans and the less readily-marketable collateral underlying commercial and construction loans. While we remain committed to minimizing these risks, losses incurred on a small number of commercial loans could have a disproportionately adverse impact on our results of operations.

        Bulk Loan Sales.    In order to open additional avenues of ongoing liquidity, in 2015 we began selling pools of our portfolio loans from time to time in the secondary markets. From May 2015 to September 2017 we sold approximately $568 million of our originated loans, recognizing approximately $17.7 million in gains on sale. In that time, some of the loans we sold have been used as collateral in securitizations and, as part of that process, we have been rated by DBRS and Fitch Ratings, each an independent ratings agency, as a servicer. We believe that the market for our loans and servicer ratings is a testament to the quality of our underwriting standards. While we prefer to keep the majority of our originations on our balance sheet, we will continue to consider additional sales in order to maintain visibility into market perception of our pricing, as well as to keep liquidity options open.

        Leverage Public Company Status.    In addition to raising capital to support our growth as further discussed under "Use of Proceeds," we believe becoming a public company, while increasing our operating costs, will provide us with additional options and better pricing to manage our cost of capital that were previously unavailable to us as a closely-held private company. While we have not historically engaged in significant merger and acquisition activity, the ability to issue publicly-traded stock as consideration may enable us to opportunistically approach potential transactions. In addition, we believe the ability to add a public stock equity component to our compensation programs in a responsible manner will enable us to better incentivize and retain key employees in the competitive markets in which we operate.

Our Market Area

        We currently have 20 branches in greater San Francisco, 4 branches in Los Angeles, one branch in New York City, one operational-focused branch and our corporate headquarters in Southfield, Michigan, and one loan production office near Seattle, Washington. We believe the comparatively high household incomes, population density, and projected population growth in our current markets will enhance our ability to continue our organic growth. The graphs below illustrate the expected population growth, median household incomes, population density and populations of our markets as they compare to national averages:

Source:
SNL Financial and Nielsen. Data as of September 30, 2017.

        California Markets.    We operate primarily in the San Francisco-Oakland-Hayward, California Metropolitan Statistical Area ("MSA") with substantial operations in the Los Angeles-Long Beach-Anaheim, California MSA, with Northern California responsible for 73.8% and Southern California responsible for 24.0% of our loan portfolio as of September 30, 2017.

        With a population of approximately 5 million, the San Francisco-Oakland-Hayward MSA represents the second most populous area in California and the twelfth largest in the United States. In addition to its current size, the market also demonstrates key characteristics we believe provide the opportunity for additional growth, including projected population growth of 5.1% through 2023 versus the national average of 3.5%, a median household income of $98.0 thousand versus a national average of $50.9 thousand, and the third highest population density in the nation.

        The Los Angeles-Long Beach-Anaheim, California MSA maintains a population of approximately 13.5 million, the most populous area in California and the second largest in the United States. We believe the market's projected population growth of 3.4% through 2023, its median household income of $69,330, and its highest population density in the nation position the area as an attractive market in which to expand operations, which we intend to accomplish through the opening of two additional branches in 2018.

        Newest Markets.    We recently established a branch in New York City and a loan production office near Seattle, Washington, which we expect to convert to a branch by the end of 2017.

        The New York-Newark-Jersey City MSA is the largest in the United States by both deposits and population. The MSA has a median household income of $74,446 and the second highest population density in the nation. It also has a projected population growth of 1.9% by 2023.

        While smaller in size than our New York market, the Seattle-Tacoma-Bellevue, Washington MSA is the fourth largest on the west coast of the United States and supports a population of approximately 4 million. The Seattle-Tacoma-Bellevue, Washington MSA has an expected population growth of 6.7% by 2023.

        Operational Center.    We maintain a single, operationally focused branch in Southfield, Michigan in the Detroit-Warren-Dearborn, Michigan MSA. This branch serves as our headquarters and central operations center where we are able to leverage our operations to drive efficiencies and profitability and maintain a presence where the Company was founded. We believe that maintaining our headquarters and key back-office staff in a market with a lower cost of doing business than many of our competitors in our primary market areas contributes to our quality efficiency metrics. The graph to the left indicates the cost of doing business in each of our market areas, and reflects the significantly lower cost of business in the Detroit-Warren-Dearborn MSA in comparison to our other MSAs.

        We believe that the favorable demographics of each of our primary MSAs will provide us with the opportunity to continue to grow our businesses organically in a focused and strategic manner.

Source: KPMG Competitive Alternatives 2016. Business cost data as of December 31, 2016.

Note: Business costs are expressed as an index. An index below 100 indicates lower costs than the U.S. baseline. An index over 100 indicates higher costs than the U.S. baseline (e.g., an index of 95.0 represents costs 5.0% below the U.S. baseline). U.S. baseline is the average of the four largest U.S. metro areas.

Risks Relating to Our Company and an Investment in Our Common Stock

        An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these and other risks under "Risk Factors" beginning on page 16, prior to investing in our common stock. Some of the more significant risks include the following:

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  Our concentration in residential mortgage loans exposes us to risks from regional and economic conditions in our market;

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  Strong competition within our market areas with respect to our products and pricing may limit our growth and profitability;

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  A lack of liquidity could adversely affect our financial condition and results of operations and result in regulatory limits being placed on the Company;

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  The value of our mortgage servicing rights can be volatile;

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  Operational risks resulting from a high volume of financial transactions and increased reliance on technology, including risk of economic loss and reputational damage related to cyber-security breaches;

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  Our reliance on external financing to fund our operations and the failure to obtain such financing on favorable terms, or at all, in the future could materially and adversely impact our growth strategy and prospects;

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  Our ability to originate loans could be restricted by regulations;

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  Changes in the state of the general economy and the financial markets, and a slowdown or downturn in the general economy or the financial markets could adversely affect our results of operations;

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  Our credit risk may increase in our commercial, construction and residential loan portfolios;

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  Interest rate shifts may reduce net interest income, our profits and asset values, and otherwise negatively impact our financial condition and results of operations;

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  We and our borrowers in our California communities may be adversely affected by earthquakes or other natural disasters;

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  If the allowance for loan losses is not sufficient to cover actual loan losses, earnings could decrease;

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  Difficulties in managing our growth, including retention and recruitment of qualified management and personnel to support growth;

  •
  Our reliance on key executives;

  •
  Customer fraud or misrepresentations from counter-parties;

  •
  Our subordinated debt and the ability to maintain current or future debt service payments;

  •
  If the secondary market for our mortgage loans were to contract significantly, our earnings profile would be negatively affected and our ability to manage our balance sheet could be materially and adversely affected;

  •
  The highly regulated environment of the financial services industry and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in any of them; and

  •
  An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

Seligman Family Trustee Voting Rights and Our Status as a Controlled Company

        The trustee of certain entities and trusts affiliated with the Bank's founder and the Company's Vice President, Scott Seligman, and members of the Seligman family, will, after our initial public offering, control approximately        % of the voting power of our outstanding capital stock, and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors, as well as the overall management and direction of our Company. In the event of the family trustee's death or replacement, the shares of our capital stock that are held in these trusts will be transferred to other persons or entities that the Seligman family designates.

        Because the Seligman family trustee controls a majority of our outstanding voting power, we are a "controlled company" under the corporate governance rules for NASDAQ-listed companies. Therefore, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. Accordingly, our board of directors may rely on the "controlled company" exception relating to the board of directors and committee independence requirements under the NASDAQ rules.

Corporate Information

        Our principal executive offices are located at One Towne Square, Suite 1900, Southfield, Michigan 48076, and our telephone number at that address is (248) 355-2400. Our website address is www.sterlingbank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

 The Offering

Common stock offered by us	shares
Common stock offered by the selling shareholders	shares
Underwriter's purchase option	shares from us and shares from certain selling shareholders
Common stock outstanding after completion of this offering	shares (or shares if the underwriter exercises its purchase option in full).
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $            million (or approximately $            million if the underwriter exercises its option to purchase additional shares in full), based on an assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to use the net proceeds that we receive from this offering to support the Bank's current growth and for general corporate purposes, which could include additional contributions to the Bank to support growth initiatives or selective acquisition activity. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See "Use of Proceeds."

Dividend policy

It has been our policy to pay dividends to holders of our common stock, and we intend to consider conservative and appropriate dividend levels. Our dividend policy and practice may change in the future, however, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, growth capital needs, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant. See "Dividend Policy."

Listing and trading symbol	We have applied to list our common stock on the NASDAQ Capital Market under the symbol " ."
Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in our common stock.

        References in this section to the number of shares of our common stock outstanding after this offering are based on 45,271,000 shares of our common stock issued and outstanding as of September 30, 2017. Unless otherwise indicated, these references:

  •
  give retroactive effect to our recent 1,000-for-1 split of our common stock;

  •
  assume the 5,072,000 outstanding shares of our non-voting common stock will convert on an one-for-one basis into voting common stock prior to the completion of this offering;

  •
  assume no exercise of the underwriter's option to purchase up to            additional shares of common stock from us; and

  •
  exclude            shares of our common stock reserved and available for future awards under the equity incentive plan we plan to adopt prior to the completion of this offering.

Summary Historical Consolidated Financial and Operating Data

        The following table sets forth summary historical consolidated financial and operating data as of the dates and for the periods indicated. The summary financial data as of and for the years ended December 31, 2016 and 2015, except for selected ratios, were derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary financial data as of and for the year ended December 31, 2014, except for selected ratios, were derived from our unaudited consolidated financial statements and related notes that are not included in this prospectus. The summary financial data as of and for the nine months ended September 30, 2017 and 2016, except for selected ratios, were derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and consolidated results of operations as of such dates and for such periods. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. The historical consolidated financial data, set forth below, have been retrospectively adjusted for a merger of an entity that occurred in April 2017 that was under common control for all the periods presented. Also, all share and per share amounts have been retroactively adjusted, where applicable, to reflect the stock split that occurred on September 11, 2017.

        These historical results are not necessarily indicative of results to be expected for any future period. The summary historical consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2017	2016	2016	2015	2014
Statements of Income Data:
Interest income
Interest and fees on loans	$86,606	$64,532	$89,566	$65,111	$51,302
Interest and dividends on investment securities	1,302	852	1,180	796	663
Other interest	103	45	57	43	47

Total interest income	88,011	65,429	90,803	65,950	52,012

Interest expense
Interest on deposits	11,686	8,133	11,428	6,526	4,983
Interest on Federal Home Loan Bank borrowings	3,044	1,652	2,439	1,539	928
Interest on subordinated notes and other	2,883	1,071	1,978	43	—

Total interest expense	17,613	10,856	15,845	8,108	5,911

Net interest income	70,398	54,573	74,958	57,842	46,101
Provision for loan losses	2,100	(528)	1,280	525	(1,400)

Net interest income after provision for loan losses	68,298	55,101	73,678	57,317	47,501
Total non-interest income	13,770	14,205	15,381	8,373	6,472
Total non-interest expense	28,818	23,585	32,610	27,892	24,475

Income before income taxes	53,250	45,721	56,449	37,798	29,498
Income tax expense	21,804	18,614	23,215	15,287	11,775

Net income	$31,446	$27,107	$33,234	$22,511	$17,723

Income per share, basic and diluted	$0.69	$0.60	$0.73	$0.49	$0.36
Weighted average common shares outstanding, basic and diluted	45,271,000	45,271,000	45,271,000	46,148,000	48,829,000
Cash dividends per share	$0.14	$0.14	$0.19	$0.15	$—

		As of December 31,
	As of September 30, 2017
		2016	2015	2014
Period End Balance Sheet Data:
Investment securities available for sale	$109,944	$75,606	$46,678	$32,559
Loans, net of allowance for loan losses	2,366,193	1,982,439	1,575,802	1,136,078
Allowance for loan losses	17,189	14,822	10,984	10,015
Total assets	2,635,920	2,163,601	1,712,008	1,241,963
Noninterest-bearing deposits	70,572	59,231	44,298	29,626
Interest-bearing deposits	2,028,890	1,555,914	1,185,462	923,608
Federal Home Loan Bank borrowings	234,283	308,198	326,437	148,085
Subordinated notes	64,841	49,338	—	—
Total liabilities	2,451,448	2,001,329	1,575,730	1,115,076
Total shareholders' equity	184,472	162,272	136,278	126,887

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2017	2016	2016	2015	2014
Performance Ratios:
Return on average assets	1.78%	1.94%	1.73%	1.59%	1.60%
Return on average shareholders' equity	24.11	24.55	22.06	17.09	15.04
Return on average tangible common equity(1)	24.28	24.83	22.29	17.35	15.36
Yield on earning assets	5.10	4.81	4.86	4.80	4.88
Cost of average interest-bearing liabilities	1.13	0.89	0.94	0.66	0.62
Net interest spread	3.97	3.92	3.92	4.14	4.26
Net interest margin	4.08	4.02	4.01	4.21	4.33
Efficiency ratio(2)	34	34	37	42	47
Dividend payout ratio(3)	21	23	26	31	—
Core deposits / total deposits(4)	87	89	91	89	94
Net non-core funding dependence ratio(5)	17	19	19	26	15
Capital Ratios
Regulatory and Other Capital Ratios—Consolidated:
Tangible common equity to tangible assets(1)	6.96%	7.68%	7.44%	7.86%	10.05%
Tier 1 (core) capital to risk-weighted assets	11.49%	12.51%	12.22	12.90	15.53 (6)
Tier 1 (core) capital to adjusted tangible assets	7.12	7.72	7.74	8.42	9.77 (6)
Common Tier 1 (CET 1)	11.49	12.51	12.22	12.90	15.53 (6)
Total adjusted capital to risk-weighted assets	16.62	17.59	17.07	13.94	16.74 (6)
Regulatory and Other Capital Ratios—Bank:
Tier 1 (core) capital to risk-weighted assets	14.19	15.05	14.61	12.76	14.61
Tier 1 (core) capital to adjusted tangible assets	8.79	9.28	9.26	8.33	9.19
Common Tier 1 (CET 1)	14.19	15.05	14.61	12.76	14.61
Total capital to risk-weighted assets	15.27	16.18	15.73	13.80	15.82
Credit Quality Data:
Nonperforming loans(7)	$897	$1,130	$565	$1,167	$1,643
Nonperforming loans to total loans(7)	0.04%	0.06%	0.03%	0.07%	0.14%
Nonperforming assets(8)	$3,912	$4,189	$3,599	$7,110	$6,373
Nonperforming assets to total assets(8)	0.15%	0.21%	0.17%	0.42%	0.51%
Allowance for loan losses to total loans	0.72%	0.68%	0.74%	0.69%	0.87%
Allowance for loan losses to nonperforming loans(7)	1916%	1125%	2623%	941%	610%
Net charge offs to average loans	(0.01)%	(0.13)%	(0.14)%	(0.03)%	(0.12)%

(1)
Return on average tangible common equity and tangible common equity to tangible assets ratio are Non-GAAP financial measures. See "Non-GAAP Financial Measures" for a reconciliation of these measures to their most comparable U.S. GAAP measure.

(2)
Efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(3)
Dividend payout ratio represents the ratio of total dividends paid to our shareholders divided by our net income.

(4)
Core deposit ratio represents the ratio of all demand, savings, NOW and money market accounts and those time deposits with balances less than or equal to $250,000 divided by total deposits.

(5)
Net non-core funding dependence ratio represents the degree to which the bank is funding longer term assets with non-core funds. We calculate this ratio as the sum of all time deposits greater than $250,000 and FHLB borrowings less short-term investments divided by the sum of all long-term assets.

(6)
Sterling Bancorp was not required to comply with regulatory and other capital ratios for periods ending prior to January 1, 2015 but has included such ratios for informational purposes.

(7)
Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest.

(8)
Nonperforming assets include nonperforming loans and loans modified under troubled debt restructurings and other repossessed assets.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should carefully consider the risks described below, together with all other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. We believe the events described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occurs, our business, prospects, financial condition, results of operations and cash flow could be materially and adversely affected. In such an event, the value of our common stock could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements, estimates and projections as a result of specific factors, including the risk factors described below. See also "Cautionary Note Regarding Forward-Looking Statements" beginning on page 42.

Risks Related to Our Business

Our concentration in residential mortgage loans exposes us to risks.

        At September 30, 2017 and December 31, 2016, one-to-four family residential real estate loans amounted to $1.91 billion and $1.62 billion, or 80% and 81%, respectively, of our total loan portfolio, and we intend to continue this type of lending in the foreseeable future. Residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. If borrowers are unable to meet their loan repayment obligations, our results of operations would be materially and adversely affected. In addition, a decline in residential real estate values as a result of a downturn in the markets we serve would reduce the value of the real estate collateral securing these types of loans. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a great risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Strong competition within our market areas or with respect to our products may limit our growth and profitability.

        Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates on more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our profitability depends upon our continued ability to successfully compete in our market areas. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. As we expand into new market areas, we expect that competition for customers and relationships will be intense. As a result, our ability to successfully deploy our business strategy in these market areas may be difficult.

        In addition, we believe that we have historically faced less competition for customers of our Advantage Loan program as compared to the competition we face in the market for qualified mortgages. To the extent that our competitors begin to offer similar products and compete in this area more frequently or intensely, we may face significant pricing pressure. Many of our competitors are much larger and may be able to achieve economies of scale and, as a result, may offer better pricing for the type of products and services we provide. Should competition over the type of loans we underwrite increase, our profitability could be materially and adversely affected. See "Business—Market Area" and "—Competition."

A lack of liquidity could adversely affect our financial condition and results of operations and result in regulatory limits being placed on the Company.

        Liquidity is essential to our business. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of deposits such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. While we strive to appropriately balance our loan to deposit ratio, the growth in our loan portfolio challenges our ability to achieve the optimal ratio.

        Other primary sources of funds consist of cash flows from operations and sales of investment securities, and proceeds from the issuance and sale of our equity securities. Additional liquidity is provided by the ability to borrow from the Federal Home Loan Bank of Indianapolis (the "FHLB") or our ability to sell portions of our loan portfolio. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the ability to sell mortgage portfolios as a result of a downturn in our markets or by one or more adverse regulatory actions against us. A lack of liquidity could also attract increased regulatory scrutiny and potential restraints imposed on us by regulators.

        Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber-security breaches.

        We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions and to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and others, as well as our own business, operations, plans and strategies. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or persons outside our company, the execution of unauthorized transactions, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. We face an increasing number of regulations and regulatory scrutiny related to our information technology systems, and security or privacy breaches with respect to our data could result in regulatory fines, reputational harm and customer losses, any of which would significantly impact our financial condition. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. In addition, because we perform our own core processing and other technological functions, we cannot rely on indemnification or another source of third-party recovery in the event of a breach of such functions.

        This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards or customer attrition due to potential negative publicity. In addition, we outsource some of our data processing to certain third-party providers. If these third-party providers encounter difficulties, including as a result of cyber-attacks or information security breaches, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be materially and adversely affected.

        In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, face regulatory action, fines, civil litigation and/or suffer damage to our reputation.

We rely on external financing to fund our operations and the failure to obtain such financing on favorable terms, or at all, in the future could materially and adversely impact our growth strategy and prospects.

        We rely in part on advances from the FHLB to fund our operations. Although we consider such sources of funds adequate for our current needs, we may need to seek additional debt or equity capital in the future to implement our growth strategy in the event that our borrowing availability with the FHLB is decreased. The sale of equity or equity-related securities in the future may be dilutive to our shareholders, and debt financing arrangements may require us to pledge some of our assets and enter into various affirmative and negative covenants, including limitations on operational activities and financing alternatives. Future financing sources, if sought, might be unavailable to us or, if available, could be on terms unfavorable to us and may require regulatory approval. If financing sources are unavailable or are not available on favorable terms or we are unable to obtain regulatory approval, our growth strategy and future prospects could be materially and adversely impacted.

Our ability to originate loans could be restricted by federal regulations and we could be subject to statutory claims for violations of the ability to repay standard.

        The Consumer Financial Protection Bureau has issued a rule intended to clarify how lenders can avoid legal liability under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), which holds lenders accountable for ensuring a borrower's ability to repay a mortgage loan. Under the rule, loans that meet the "qualified mortgage" definition will be presumed to have complied with the new ability-to-repay standard. Under the rule, a "qualified mortgage" loan must not contain certain specified features, including:

  •
  excessive upfront points and fees (those generally exceeding 3% of the total loan amount, less "bona fide discount points" for prime loans);

  •
  interest-only payments;

  •
  negative amortization; and

  •
  terms of longer than 30 years.

Also, to qualify as a "qualified mortgage," a loan must be made to a borrower whose total monthly debt-to-income ratio does not exceed 43%. Lenders must also verify and document the income and financial resources relied upon to qualify a borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments. Lenders of mortgages that meet the "qualified mortgage" standards have a safe harbor or a presumption of compliance with these requirements. A majority of our residential mortgage loans are not "qualified mortgages," as our underwriting process does not strictly follow applicable regulatory guidance required for such qualification and the rates offered exceed qualifying guidelines. In the event that these mortgages begin to experience a significant rate of default, we could be subject to statutory claims for violations of the ability to repay standard. Any such claims could materially and adversely affect our ability to underwrite these loans, our business, results of operations or financial condition.

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

        Our business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is affected by changes in the state of the general economy and the financial markets, and a slowdown or downturn in the general economy or the financial markets could adversely affect our results of operations.

        Our customer activity is intrinsically linked to the health of the economy generally and of the financial markets specifically. In addition to the economic factors discussed above, a downturn in the real estate or commercial markets generally could cause our customers and potential customers to exit the market for real estate or commercial loans. As a result, we believe that fluctuations, disruptions, instability or downturns in the general economy and the financial markets could disproportionately affect demand for our residential and commercial loan services. If such conditions occur and persist, our business and financial results, including our liquidity and our ability to fulfill our debt obligations, could be materially adversely affected.

If the allowance for loan losses is not sufficient to cover actual loan losses, earnings could decrease.

        Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for loan losses, management reviews the loans and the loss and delinquency experience and evaluates economic conditions.

        At September 30, 2017, our allowance for loan losses as a percentage of total loans, net of unearned income, was 0.72%. The determination of the appropriate level of allowance is subject to judgment and requires us to make significant estimates of current credit risks and future trends, all of which are subject to material changes. If assumptions prove to be incorrect, the allowance for loan losses may not cover probable incurred losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. Nonperforming loans may increase and nonperforming or delinquent loans may adversely affect future performance. In addition, federal regulators periodically review the allowance for loan losses and may require an increase in the allowance for loan losses or the recognition of further loan charge offs. Any significant increase in our allowance for loan losses or loan charge offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

Changes in economic conditions could cause an increase in delinquencies and nonperforming assets, including loan charge offs, which could depress our net income and growth.

        Our loan portfolio includes primarily real estate secured loans, demand for which may decrease during economic downturns as a result of, among other things, an increase in unemployment, a decrease in real estate values and a slowdown in housing. If we see negative economic conditions develop in the United States as a whole or in the markets that we serve, we could experience higher delinquencies and loan charge offs, which would reduce our net income and adversely affect our financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing the real estate collateral, as well as the ultimate values obtained from disposition, could reduce our earnings and adversely affect our financial condition.

Because we intend to continue to increase our commercial loans, our credit risk may increase in our commercial loan portfolios.

        At September 30, 2017, our commercial loans totaled $473.7 million, or 19.9% of our total loans. We intend to increase our originations of commercial loans, within permissible limits for a federal savings bank, which primarily consists of commercial real estate, construction and development, and commercial lines of credit. These loans generally have more risk than residential mortgage loans.

        Because we plan to continue to increase our originations of these loans, commercial loans generally have a larger average size as compared with other loans such as residential loans. The collateral for commercial loans is generally less readily-marketable and losses incurred on a small number of commercial loans could have a disproportionate and material adverse impact on our financial condition and results of operations.

Interest rate shifts may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

        The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

        When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest earning assets, loan origination volume and our overall results. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

Future changes in interest rates could reduce our profits and asset values.

        Net interest income makes up a majority of our income and is based on the difference between:

  •
  the interest income we earn on interest earning assets, such as loans and securities; and

  •
  the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

        The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings institutions, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the demand for our residential lending products may decline and the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities. In a period of declining interest rates, the interest income we earn on our assets may decrease more rapidly than the interest we pay on our liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower interest rates. Such changes in interest rates could materially and adversely affect our results of operations and overall profitability.

        In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A decline in interest rates results in increased prepayments of loans and mortgage-backed and related securities as borrowers refinance their debt to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Furthermore, an inverted interest rate yield curve, where short-term interest rates (which are usually the rates at which financial institutions borrow funds) are higher than long-term interest rates (which are usually the rates at which financial institutions lend funds for fixed-rate loans) can reduce our net interest margin and create financial risk for financial institutions like ours.

A continuation of the historically low interest rate environment and the possibility that we may access higher-cost funds to support our loan growth and operations may adversely affect our net interest income and profitability.

        In recent years the Federal Reserve Board's policy has been to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. Recently, the Federal Reserve Board has indicated that it believes a gradual increase in the targeted federal funds rate is appropriate. To this end, the Federal Reserve Board raised the targeted federal funds rate in December 2016 and March and June 2017. We cannot make any representation as to whether, or how many times, the Federal Reserve will increase the targeted federal funds rate in the future. Notwithstanding the Federal Reserve Board's expressed intentions, our ability to reduce our interest expense may be limited at current interest rate levels while the average yield on our interest-earning assets may continue to decrease, and our interest expense may increase as we access non-core funding sources or increase deposit rates to fund our operations. A continuation of a low, or relatively low, interest rate environment or increasing our cost of funds may adversely affect our net interest income, which would have a material adverse effect on our profitability.

A substantial majority of our loans and operations are in San Francisco, and therefore our business is particularly vulnerable to a downturn in the San Francisco economy.

        Unlike larger financial institutions that are more geographically diversified, a large portion of our business is concentrated primarily in the state of California, specifically in the San Francisco Bay Area. As of September 30, 2017, 97.8% of our loan portfolio was based in California and our loan portfolio had concentrations of 73.8% in the San Francisco Bay Area. While there is not a single employer or industry in our market area on which a significant number of our customers are dependent, if the local economy, and particularly the real estate market, declines, the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in our loan portfolio would likely increase. Similarly, catastrophic natural events such as earthquakes could have a disproportionate effect on our financial condition. As a result of this lack of diversification in our loan portfolio, a downturn in the local economy generally and real estate market specifically could significantly reduce our profitability and growth and have a material adverse effect on our financial condition.

We may not be able to grow, and, if we do grow, we may have difficulty managing that growth.

        Our business strategy is to continue to grow our assets and expand our operations, including through geographic expansion. Our ability to grow depends, in part, upon our ability to expand our market share, successfully attract core deposits, and to identify loan and investment opportunities as well as opportunities to generate fee-based income. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits at acceptable levels and upon terms acceptable to us. We also can provide no assurance that we will be successful in expanding our operations organically or geographically while managing the costs and implementation risks associated with this growth strategy.

We face strong competition in the banking industry, and we may not be able to successfully grow or retain market share in our existing markets.

        We face intense competition in the banking industry from many competitors who compete with us on an international, regional or local level. Our strategy for future growth relies in part on growth in the communities we serve and our ability to develop relationships in particular locations, and we expect to continue to face strong competition from competitors in all of our markets. If we fail to compete effectively against our competitors, we may be unable to expand our market share in our existing markets, and we may be unable to retain our existing market share in key growth markets or in those markets in which we have traditionally had a strong presence. Failure to protect our market share on a regional level or to grow our market share in key growth markets and product categories could have a material adverse effect on our overall market share and on our profitability.

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

        Our business strategy includes growth in assets, deposits, the scale of our operations and entry into new markets. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area and obtain new customers in new market areas where we will have to establish brand recognition and operations. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers and loan officers, the continued availability of desirable business opportunities, competition from other financial institutions in our market areas and our ability to manage our growth. Growth opportunities may not be available, may be prohibitively expensive, or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in opening new branches.

We may have difficulty identifying additional regional and local markets for expansion of our business, and we may misjudge the potential of new markets.

        In order to successfully expand our business, we must identify new regional and local markets in which we will be successful. To execute this strategy, we must devote substantial financial resources and managerial time to the analysis of demographics, results of competing banks, potential operating costs, real estate costs and availability, construction costs and discretionary spending patterns in different regions of the United States and specific local areas within those selected regions. We may be unfamiliar with many of these areas, and, despite our research, we may choose markets that may prove to be less accepting of our banking concepts than customers in our existing markets. As a result, we may invest substantial time, energy and money in new markets that may not generate satisfactory returns. In addition, new branches, including those located in new markets, will take at least several months to reach planned operating levels due to inefficiencies typically associated with opening a new location, and the financial results of new branches over at least the first year of operation are expected to be below our historical results.

The value of our mortgage servicing rights can be volatile.

        We sell in the secondary market residential mortgage loans that we originate, which provides a meaningful portion of our non-interest income in the form of gains on the sale of mortgage loans. We also earn revenue from fees we receive for servicing mortgage loans. As a result of our mortgage servicing business, we have a growing portfolio of mortgage servicing rights. A mortgage servicing right is the right to service a mortgage loan—collect principal, interest, and escrow amounts—for a fee. We acquire mortgage servicing rights when we keep the servicing rights in connection with the sale of loans we have originated.

        Changes in interest rates may impact our mortgage servicing revenues, which could negatively impact our non-interest income. When rates rise, net revenue from our mortgage servicing activities can increase due to slower prepayments, which reduces our amortization expense for mortgage servicing rights. When rates fall, the value of our mortgage servicing rights usually tends to decline as a result of a higher volume of prepayments, resulting in a decline in our net revenue. It is possible that, because of economic conditions and/or a weak or deteriorating housing market, even if interest rates were to fall or remain low, mortgage originations may also fall or any increase in mortgage originations may not be enough to offset the decrease in the mortgage servicing rights value caused by the lower rates. Because the value of our mortgage servicing rights is capitalized on our balance sheet and evaluated on a quarterly basis, any significant decline in value could adversely affect our income, our capital ratios or require us to raise additional capital, which may not be available on favorable terms.

One of our historical markets, minority and immigrant individuals, may be threatened by gentrification or adverse political developments, which could decrease our growth and profitability.

        We believe that a significant part of our historical strength has been our focus on the minority and immigrant markets. The continuing displacement of minorities due to gentrification of our communities may adversely affect us unless we are able to adapt and increase the acceptance of our products and services by non-minority customers. We may also be unfavorably impacted by political developments adverse to the United States and specifically adverse to markets that are dependent on immigrant populations.

We rely heavily on our management team and our business could be adversely affected by the unexpected loss of one or more of our officers or directors.

        We are led by a management team with substantial experience in the markets that we serve and the financial products that we offer. Our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key officers and directors, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of identifying key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees or directors and the unexpected loss of services of one or more of our officers or directors could have a material adverse effect on our business because of their skills, knowledge of our market and financial products, years of industry experience, long-term business and customer relationships and the difficulty of finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have a material adverse effect on our business, financial condition and results of operations.

We may be at risk for future restrictions on compensation paid to our executives.

        As a private closely held company, we have historically not been subject to compensation restrictions. Under certain circumstances, our primary regulators could impose restrictions on compensation to our management team. In addition, as a public company, we will be required to disclose the compensation of our named executive officers and may face pressure from investors to the extent such compensation is deemed excessive. If we experience future limitations in our executive compensation program, these limitations may make it more difficult to attract and retain executive officers.

Our future success depends on our ability to retain key executives and to identify, attract, retain and motivate qualified personnel.

        We are highly dependent on the experience and strong relationships we have developed in the communities that we serve. We also recognize that the banking industry is competitive and should we lose several of our front office personnel, it would take time for new employees to develop the experience and cultural values that we believe our long-term employees have developed. Additionally, our hiring processes are unique to us, meaning that we prefer to hire employees with experience in our industry and who have an interest in working with the Bank for many years. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully manage, develop and grow in the banking industry. If we fail to identify and develop or recruit successors, we are at risk of being harmed by the departures of key employees.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

        We may expand our banking network over the next several years, not just in our existing and planned market areas, but also in other communities. To expand into new markets successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we may expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from competitors or more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new banking offices effectively would limit our growth and could materially and adversely affect our business, financial condition, and results of operations.

We are subject to certain operational risks, including, but not limited to, customer, third party, or employee fraud and data processing system failures and errors.

        Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence and increased regulatory scrutiny.

        We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on the accuracy and completeness of information provided by customers and counterparties.

        In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by, or on behalf of, customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon our customers' representations that their financial statements are accurate. We also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of our commercial clients. Our financial condition, results of operations, financial reporting and reputation could be materially adversely affected if we rely on materially misleading, false, inaccurate or fraudulent information.

We may incur future losses in connection with certain representations and warranties we've made with respect to mortgages that we have sold into the secondary market.

        From time to time, we package residential mortgages for sale into the secondary market. In connection with such sales, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. A substantial decline in residential real estate values in the markets in which we originated such loans could increase the risk of such consequences. While we have not to date received any repurchase requests and we currently believe our repurchase risk remains low based upon our careful loan underwriting and documentation standards, it is possible that requests to repurchase loans could occur in the future and such requests may have a negative financial impact on us.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

        We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and new market areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be materially adversely affected.

        Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing shareholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including credit, liquidity, operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Our modest size makes it more difficult for us to compete.

        Our modest size makes it more difficult to compete with other financial institutions which are generally larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. As a smaller institution, we are also disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

We face risks related to our operational, technological and organizational infrastructure.

        Our ability to grow and compete is dependent on our ability to build or acquire the necessary operational and technological infrastructure and to manage the cost of that infrastructure as we expand. Similar to other corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. As discussed below, we are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial records and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new ones depends on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

        We monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. Specifically, we provide our own core systems processing and essential web hosting. We also outsource some of these functions to third parties. If we experience difficulties, fail to comply with banking regulations or keep up with increasingly sophisticated technologies, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace them, it may be at a higher cost to us, which could materially adversely affect our business, financial condition and results of operations.

Adherence to our internal policies and procedures by our employees is critical to our performance and how we are perceived by our regulators.

        Our internal policies and procedures are a critical component of our corporate governance and, in some cases, compliance with applicable regulations. We adopt internal policies and procedures to guide management and employees regarding the operation and conduct of our business. Any deviation or non-adherence to these internal policies and procedures, whether intentional or unintentional, could have a detrimental effect on our management, operations or financial condition.

We must keep pace with technological change to remain competitive and introduce new products and services.

        Financial products and services have become increasingly technologically driven. Our ability to meet the needs of our customers competitively and introduce new products in a cost-efficient manner is dependent on the ability to keep pace with technological advances, to invest in new technology as it becomes available, and to obtain and maintain related essential personnel. Many of our competitors have already implemented critical technologies and have greater resources to invest in technology than we do and may be better equipped to market new technologically driven products and services. In addition, we may not have the same ability to rapidly respond to technological innovations as our competitors do. Furthermore, the introduction of new technologies and products by financial technology companies and "fintech" platforms may adversely affect our ability to obtain new customers and successfully grow our business. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have a material adverse impact on our business and therefore on our financial condition and results of operations.

Changes in accounting standards could materially impact our financial statements.

        From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict, and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

Adverse conditions internationally could adversely affect our business.

        Many of our customers are recent immigrants or foreign nationals. U.S. and global economic policies, military tensions, and unfavorable global economic conditions may adversely impact the economies in which our customers have family or business ties. A significant deterioration of economic conditions internationally, and in Asia in particular, could expose us to, among other things, economic and transfer risk, and we could experience an outflow of deposits by those of our customers with connections to Asia. In addition, foreign currency restrictions, particularly on the movement of cash from abroad, could adversely affect many of our customers, including with respect to their ability to make down payments or repay loans. Adverse economic conditions abroad, and in China or Taiwan in particular, may also negatively impact asset values and the profitability and liquidity of our customers with ties to these regions.

Changes in the valuation of our securities portfolio could hurt our profits and reduce our shareholders' equity.

        Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for other-than-temporary impairment on a quarterly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer's financial condition, management may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry analysts' reports. In analyzing an equity issuer's financial condition, management may consider industry analysts' reports, financial performance and projected target prices of investment analysts. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. Changes in interest rates can also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. We increase or decrease our shareholders' equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. Declines in market value could result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Securities Portfolio."

Legal and regulatory proceedings and related matters could adversely affect us.

        We have been, and may in the future become, involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry; however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial cost and management diversion in such litigation and proceedings, and any adverse determination could have a material adverse effect on our business, brand or image, or our financial condition and results of our operations.

As part of our asset/liability management strategy, we sell portions of our residential loan portfolio from time to time, while retaining servicing rights. If the market for our mortgage loans to the secondary market were to significantly contract, our earnings profile would be negatively affected and our ability to manage our balance sheet would be materially and adversely affected.

        From time to time, we manage our liquidity and balance sheet risk by selling loans in our mortgage portfolio into the secondary market. If the market for our mortgages were to contract or our counterparties were to lose confidence in our asset quality, we would lose a key piece of our liquidity strategy and would need to find alternative means to manage our liquidity that may be less effective. If the market for our residential portfolio were to contract, our liquidity, capital ratios and financial condition would be materially and adversely affected.

Any debt service obligations will reduce the funds available for other business purposes, and the terms and covenants relating to our current and future indebtedness could adversely impact our financial performance and liquidity.

        We have sold $65 million in aggregate principal amount of our 7.0% Fixed to Floating Subordinated Notes due April 15, 2026. As a result, we are currently, and to the extent we incur significant debt in the future, we will be, subject to risks typically associated with debt financing, such as insufficient cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness. In addition, our subordinated notes and the related subordinated note purchase agreements contain customary covenants, which under certain circumstances place restrictions on our ability to pay dividends or make other distributions and enter into certain transactions, including acquisition activity. If we fail to satisfy one or more of the covenants under our subordinated notes, we would be in default under such notes, and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of capital may not be available to us on reasonable terms or at all.

We and our borrowers in our California communities may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

        The majority of our branches are located in the San Francisco and Los Angeles, California areas, which in the past have experienced both severe earthquakes and wildfires. We do not carry earthquake insurance on our properties. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, our customers and loan collateral may be severely impacted by such events, resulting in losses.

        If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our branches, that damaged critical infrastructure or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time in the San Francisco and/or Los Angeles, California areas. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Risks Related to Our Industry and Regulation

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in any of them.

        As a unitary thrift holding company, we are subject to extensive examination, supervision and comprehensive regulation by various federal agencies that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund (the "DIF") and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that Sterling Bank can pay to us, restrict the ability of institutions to guarantee our debt, and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than generally accepted accounting principles would require. Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, fines and other penalties, any of which could materially adversely affect our results of operations, capital base and the price of our securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive.

        Likewise, the Company operates in an environment that imposes income taxes on its operations at both the federal and state levels to varying degrees. Changes in tax laws could significantly affect our financial position and results of operations. In addition, we are subject to regular review and audit by U.S. federal and certain state authorities. Tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

        The Dodd-Frank Act, among other things, imposed new capital requirements on thrift holding companies; changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC's authority to raise insurance premiums. The Dodd-Frank Act also established the Consumer Financial Protection Bureau as an independent entity within the FRB, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as the Company. The Dodd-Frank Act has had and may continue to have a material impact on our operations, particularly through increased regulatory burden and compliance costs. Because the FRB has only been a primary regulator for thrift holding companies since 2012, it is unclear whether we will be exposed to additional regulatory burdens. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or the value of collateral for loans. Future legislative changes could also require changes to business practices and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

        Compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have a material adverse effect on our business, financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file timely reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Because a significant portion of our customer base consists of foreign nationals and recent immigrants, these laws and regulations pose disproportionate challenges to us relative to our peers. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan.

        Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to material penalties.

        The Community Reinvestment Act ("CRA"), the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, the United States Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

Federal regulators periodically examine our business, and we may be required to remediate adverse examination findings.

        The Federal Reserve Board ("FRB") and the Office of the Comptroller of the Currency ("OCC") periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, interest rate risk and liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. If we become subject to any regulatory actions, it could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

As a result of the Dodd-Frank Act and recent rulemaking, we are subject to more stringent capital requirements.

        In July 2013, the U.S. federal banking authorities approved new regulatory capital rules implementing the Basel III regulatory capital reforms effecting certain changes required by the Dodd-Frank Act. The new regulatory capital requirements are generally applicable to all U.S. banks as well as to unitary thrift holding companies with assets over $1 billion, such as the Company. The new regulatory capital rules not only increase most of the required minimum regulatory capital ratios, but also introduce a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The new regulatory capital rules also expand the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a "well-capitalized" depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. The new regulatory capital rules became effective as applied to Sterling Bank on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for many of the changes. The mechanisms the FRB will utilize to enforce, and the manner in which the FRB will interpret, these standards with respect to unitary thrifts such as the Company remain uncertain.

        The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could materially adversely affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

The FRB or OCC may require us to commit capital resources to support Sterling Bank.

        As a matter of policy, the FRB expects a unitary thrift holding company to act as a source of financial and managerial strength for a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the FRB's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the FRB may require a unitary thrift holding company to make capital injections into a troubled subsidiary bank and may charge the unitary thrift holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a unitary thrift's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. The requirement that we serve as a source of strength to our Bank may be exacerbated by OCC requirements to maintain certain capital requirements at the bank level and we may not be able to access the necessary funds to do so, which would further materially adversely affect our business, financial condition and results of operations.

The FASB has recently issued an accounting standard update that will result in a significant change in how we provide for credit losses and may have a material impact on our financial condition or results of operations.

        In June 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, "Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments," which replaces the current "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the Current Expected Credit Loss ("CECL") model. Under the CECL model, we will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the "incurred loss" model required under GAAP, which delays recognition until it is probable a loss has been incurred. Accordingly, we expect that the adoption of the CECL model will materially affect how we determine our allowance for loan losses and could require us to significantly increase our allowance. Moreover, the CECL model may create more volatility in the level of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

        The new CECL standard will become effective for us for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. We are currently evaluating the impact the CECL model will have on our accounting, but we expect to recognize a one-time cumulative-effect adjustment to our allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. We cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on our financial condition or results of operations.

FDIC deposit insurance assessments may materially increase in the future, which would have an adverse effect on earnings.

        As a member institution of the FDIC, our subsidiary, Sterling Bank, is assessed a quarterly deposit insurance premium. Failed banks nationwide significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. The FDIC has adopted a Deposit Insurance Fund Restoration Plan, which requires the FDIC's DIF to attain a 1.35% reserve ratio by September 30, 2020. As a result of this requirement, Sterling Bank could be required to pay significantly higher premiums or additional special assessments that would adversely affect its earnings, thereby reducing the availability of funds to pay dividends to us.

Monetary policies and regulations of the FRB could adversely affect our business, financial condition and results of operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the FRB have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

        Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner in which to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

        Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for loan losses and the fair value of securities. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided or reduce the carrying value of an asset measured at fair value. Any of these could have a material adverse effect on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

We could be adversely affected by the soundness of other financial institutions and other third parties we rely on.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including banks, brokers and dealers, investment banks and other institutional entities. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due.

Risks Related to the Offering and an Investment in Our Common Stock

An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

        Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering.

        The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

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  general economic conditions and overall market fluctuations;

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  ability to build and maintain customer relationships;

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  actual or anticipated fluctuations in our quarterly or annual operating results;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  the public reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

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  changes in earnings estimates by securities analysts or our ability to meet those estimates;

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  the operating and stock price performance of other comparable companies;

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  the trading volume of our common stock;

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  new technology used, or services offered, by competitors;

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  changes in business, legal or regulatory conditions, or other developments affecting the financial services industry, participants in our industry, and publicity regarding our business or any of our significant customers or competitors;

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  disruptions in international markets and currency exchange rates;

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  our ability to sustain safe and sound banking practices;

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  future sales of our common stock by significant shareholders; and

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  the other risk factors set forth herein.

        The realization of any of the risks described in this "Risk Factors" section could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market experiences extreme volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect investor confidence and could affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation. If we were to be involved in a class action lawsuit, we could incur substantial costs and it could divert the attention of senior management and have a material adverse effect on our business, financial condition and results of operations.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and/or trading volume of our common stock could decline.

        The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, if one or more securities analysts downgrade our stock, or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business, the price of our stock could decline.

        If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

        We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return.

We are a "controlled company" under the corporate governance rules for NASDAQ-listed companies, and we may eventually elect to take advantage of the "controlled company" exception, which would make our common stock less attractive to some investors or otherwise harm our stock price.

        Because we qualify as a "controlled company" under the corporate governance rules for NASDAQ-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent monitoring function. In light of our status as a controlled company, our board of directors could determine not to have an independent nominating function and may choose to have the full board of directors be directly responsible for nominating members of our board, and in the future we could elect not to have a majority of our board of directors be independent or not to have a compensation committee. Accordingly, should the interests of our controlling shareholder differ from those of other shareholders, the other shareholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NASDAQ-listed companies. We may take advantage of some or all the "controlled company" exceptions and to the extent we do not, this determination could change in the future. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

You will incur immediate dilution as a result of this offering.

        If you purchase our common stock in this offering, you will pay more for your shares than the net tangible book value per share immediately following consummation of this offering. As a result, you will incur immediate dilution of $            per share representing the difference between the offering price of $            , the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and our net tangible book value per share as of September 30, 2017 of $4.05 per share of common stock. This represents        % dilution from the midpoint of the initial public offering price set forth on the cover page of this prospectus. Accordingly, if we were to be liquidated at our book value immediately following this offering, you would not receive the full amount of your investment.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

        As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

        As an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management's assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

The reduced disclosures and relief from certain other significant disclosure requirements that are available to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not "emerging growth companies." These exemptions include the following:

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  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

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  less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

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  exemptions from the requirements to hold nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        In addition, even if we comply with the greater obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company.

        We will remain an emerging growth company for up to five years, though we may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, we are deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate our common stock because we will rely on one or more of these exemptions. If, as a result, some investors find our common stock less attractive, there may be a less active trading market for our common stock, which could result in a reduction and greater volatility in the prices of our common stock.

As a closely held private company, our historical dividend policy has varied. We have only recently paid consistent dividends and we may not pay dividends on our common stock in the near term or over a broader time frame. Consequently, your only opportunity to achieve a return on your investment may be if the price of our common stock appreciates.

        The holders of our common stock will receive dividends if and when declared by our board of directors out of legally available funds. We have only recently paid dividends to our shareholders and while we intend to consider conservative and appropriate dividend levels post-offering, we may not pay any dividends in the future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, restrictions imposed by our subordinated debt, funds needed to pay the interest cost on any debt, financial condition, future prospects, regulatory restrictions, and other factors that our board of directors may deem relevant.

        Our principal business operations are conducted through our subsidiary, Sterling Bank. Cash available to pay dividends to our shareholders is derived primarily, if not entirely, from dividends paid by Sterling Bank to us. The ability of Sterling Bank to pay dividends to us, as well as our ability to pay dividends to our shareholders, will continue to be subject to, and limited by, certain legal and regulatory restrictions. Further, any lenders making loans to us may impose financial covenants that may be more restrictive with respect to dividend payments than the regulatory requirements.

A future issuance of stock could dilute the value of our common stock.

        We may sell additional shares of common stock, or securities convertible into or exchangeable for such shares, in subsequent public or private offerings. Upon completion of this offering, there will be                shares of our common stock issued and outstanding, or                shares if the underwriter exercises in full its option to purchase additional shares. Future issuance of any new shares could cause further dilution in the value of our outstanding shares of common stock. We cannot predict the size of future issuances of our common stock, or securities convertible into or exchangeable for such shares, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

        If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have                shares of our common stock outstanding, or                shares if the underwriter exercises in full its option to purchase additional shares. The selling shareholders (and certain other shareholders) collectively representing        % of our common shares outstanding upon completion of this offering, or        % if the underwriter exercises in full its option to purchase additional shares, will be subject to the lock-up agreements described in "Underwriting" and the Rule 144 holding period requirements described in "Shares Eligible for Future Sale." After all of the lock-up periods have expired and the holding periods have elapsed, 45,271,000 additional shares of our outstanding common stock will be eligible for sale in the public market. In addition, the underwriter may, at any time and without notice, release all or a portion of the shares subject to lock-up agreements. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing shareholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and could result in a decline in the value of the shares of our common stock purchased in this offering.

The Seligman family, through the family's trustee and the Bank's founder and the Company's Vice President, Scott Seligman, will have the ability to influence Company operations and control the outcome of matters submitted for shareholder approval and may have interests that differ from those of our other shareholders.

        After the completion of this offering, assuming the underwriter does not exercise its option to purchase additional shares, certain trusts for the benefit of members of the Seligman family and administered by their trustee will beneficially own approximately        % of our common stock. In addition, Scott Seligman, the founder of the Bank, Vice President of the Company and consultant to the Bank's board of directors, represents the interests of the family and continues to serve in an advisory capacity to the Company and the Bank, including through attendance at board meetings and frequent consultation with senior management. Therefore, Mr. Seligman will continue to have access and influence with respect to Company operations and the Seligman family trustee will continue to have effective control over the outcome of votes on all matters requiring approval by shareholders after the offering, including the election of directors, the adoption of amendments to our articles of incorporation and bylaws and approval of a sale of the Company and other significant corporate transactions, regardless of how other shareholders vote on these matters. Furthermore, the interests of the Seligman family may be different than the interests of other shareholders. This concentration of voting power could also have the effect of delaying, deterring or preventing a change in control or other business combination that might otherwise be beneficial to our shareholders.

Our common stock is subordinate to our existing and future indebtedness and preferred stock.

        Shares of our common stock are equity interests and do not constitute indebtedness. As such, our common stock ranks junior to all our customer deposits and indebtedness, whether now existing or hereafter incurred, and other non-equity claims on us, with respect to assets available to satisfy claims. Additionally, holders of common stock are subject to the prior liquidation rights of the holders of our subordinated debt and may be subject to the prior dividend and liquidation rights of any series of preferred stock we may issue in the future.

Certain provisions of our corporate governance documents and Michigan law could discourage, delay or prevent a merger or acquisition at a premium price.

        Our second amended and restated articles of incorporation and amended and restated bylaws that we will adopt prior to completion of this offering will contain provisions that may make the acquisition of our Company more difficult without the approval of our board of directors. These include provisions that, among other things:

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  permit the board to issue up to 10 million shares of preferred stock, with any rights, preferences and privileges as they may determine (including the right to approve an acquisition or other change in control);

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  provide that the authorized number of directors may be fixed only by the board in accordance with our amended and restated bylaws;

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  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares entitled to vote in any election of directors to elect all of the directors standing for election);

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  divide our board into three staggered classes;

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  provide that all vacancies and newly created directorships may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  prohibit removal of directors without cause;

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  prohibit shareholders from calling special meetings of shareholders;

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  require unanimous consent for stockholders to take action by written consent without approval of the action by our board;

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  provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing and also comply with specified requirements related to the form and content of a shareholder's notice;

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  require at least 80% supermajority shareholder approval to alter, amend or repeal certain provisions of our second amended and restated articles of incorporation; and

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  require at least 80% supermajority shareholder approval in order for shareholders to adopt, amend or repeal our amended and restated bylaws.

        These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of the board of directors, which is responsible for appointing members of our management. Any matters requiring the approval of our shareholders will effectively require the approval of the Seligman family and their trustee, which may have interests that differ from those of our other shareholders. See "—The Seligman family, through the family trustee and the Bank's founder and the Company's Vice President, Scott Seligman, will have the ability to control the outcome of matters submitted for shareholder approval and may have interests that differ from those of our other shareholders."

        In addition, the 2017 Omnibus Equity Incentive Plan will permit the board of directors or a committee thereof to accelerate, vest or cause the restrictions to lapse with respect to outstanding equity awards, in the event of, or immediately prior to, a change in control. Such vesting or acceleration could discourage the acquisition of our Company.

        We could also become subject to certain anti-takeover provisions under Michigan law which may discourage, delay or prevent someone from acquiring us or merging with us, whether or not an acquisition or merger is desired by or beneficial to our shareholders. If a corporation's board of directors chooses to "opt-in" to certain provisions of Michigan Law, such corporation may not, in general, engage in a business combination with any beneficial owner, directly or indirectly, of 10% of the corporation's outstanding voting shares unless the holder has held the shares for five years or more or, among other things, the board of directors has approved the business combination. Our board of directors has not elected to be subject to this provision, but could do so in the future. Any provision of our second amended and restated articles of incorporation or amended and restated bylaws or Michigan law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares, and could also affect the price that some investors are willing to pay for our common stock otherwise.

Our second amended and restated articles of incorporation designates the courts of the State of Michigan located in Oakland County and the United States District for the Eastern District of Michigan as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

        Our second amended and restated articles of incorporation provides that the courts of the State of Michigan located in Oakland County and the United States District for the Eastern District of Michigan shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Michigan Business Corporation Act (as it may be amended from time to time, the "MBCA"), or (iv) any action asserting a claim against us governed by the State of Michigan's internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our common stock shall be deemed to have notice of and consented to the provisions of our second amended and restated articles of incorporation described above. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our second amended and restated articles of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Our ability to pay dividends is restricted by applicable law and the terms of our subordinated notes.

        Our ability to pay cash dividends is restricted by the terms of our subordinated notes as well as applicable provisions of Michigan law and the rules and regulations of the OCC and the FRB. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant, and we can provide no assurance that we will pay any dividends to our shareholders following completion of this offering. See "Dividend Policy."

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

        An investment in our common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described herein. As a result, if you acquire our common stock, you could lose some or all of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "attribute," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

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  Our concentration in residential mortgage loans exposes us to risks from certain conditions in our market;

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  Strong competition within our market areas with respect to our products and pricing may limit our growth and profitability;

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  A lack of liquidity could adversely affect our financial condition and results of operations resulting in regulatory limitations on the Company;

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  The value of our mortgage servicing rights can be volatile;

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  Operational risks resulting from a high volume of financial transactions and increased reliance on technology;

  •
  Failure to obtain external financing on favorable terms, or at all, in the future could materially and adversely impact our growth strategy and prospects;

  •
  Our ability to originate loans could be restricted by regulations;

  •
  Changes in the state of the general economy and the financial markets could adversely affect our results of operations;

  •
  Our credit risk may increase in our commercial, construction and residential loan portfolios;

  •
  Interest rate shifts may reduce net interest income, our profits and asset values, and otherwise negatively impact our financial condition and results of operations;

  •
  If the allowance for loan losses is not sufficient to cover actual loan losses, earnings could decrease;

  •
  If the secondary market for our mortgage loans were to contract significantly, our earnings profile would be negatively affected and our ability to manage our balance sheet could be materially and adversely affected;

  •
  The highly regulated environment of the financial services industry and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in any of them; and

  •
  An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

        The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus as well as the items set forth under the heading "Risk Factors". If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise except as required by law. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 USE OF PROCEEDS

        Assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds from the sale of the shares of common stock by us will be approximately $             million (or approximately $             million if the underwriter exercises in full its option to purchase additional shares of common stock from us), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by approximately $             million (or approximately $             million if the underwriter elects to exercise its purchase option in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to contribute $            million of the net proceeds of the offering to the Bank as needed to support its current growth while remaining well-capitalized and to use the remainder for general corporate purposes, which could include future contributions to the Bank to support growth initiatives or selective acquisition activity, though no specific opportunities are currently under consideration.

        Our management will retain broad discretion to allocate the net proceeds of this offering, and the precise amounts and timing of our use of the net proceeds of this offering will depend upon market conditions, as well as other factors. Until we deploy the proceeds of this offering for the uses described above, we expect to hold such proceeds in short-term investments.

        We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2017:

  •
  on an actual basis, giving retroactive effect to our recent 1,000-for-1 split of our common stock; and

  •
  on an as adjusted basis to give effect to (i) the conversion of 5,072,000 outstanding shares of our non-voting common stock into 5,072,000 shares of our voting common stock prior to the completion of this offering, and (ii) the issuance and sale by us of                    shares of common stock in this offering (assuming the underwriter does not exercise its option to purchase any additional shares to cover over-allotments, if any), and the receipt and application of the net proceeds from the sale of these shares at an assumed initial public offering price of $            per share, the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At September 30, 2017
	Actual	As Adjusted
	(dollars in thousands)
Long-term debt (including current portion):
Federal Home Loan Bank borrowings(1)	$190,000	$190,000
Subordinated notes(2)	64,841	64,841

Total long-term debt	254,841	254,841

Shareholders' equity:
Preferred stock, authorized 1,000,000 shares, no shares issued and outstanding; actual and as adjusted	—
Common stock, voting, no par value, authorized 490,000,000 shares, 40,199,000 shares issued and outstanding; shares issued and outstanding; as adjusted	22,863
Common stock, non-voting, no par value, authorized 10,000,000 shares, 5,072,000 shares issued and outstanding; no shares issued and outstanding; as adjusted	2,885
Additional paid-in capital	12,416
Retained earnings	146,339
Accumulated other comprehensive loss	(31)

Total shareholders' equity	184,472

Total capitalization	$439,313

(1)
Consists of long-term Federal Home Loan Bank borrowings that bear interest at rates of 0.98% to 1.18% per annum.

(2)
Consists of 7% fixed to floating rate subordinated notes issued to accredited investors with proceeds raised of $65 million.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease), on an as adjusted basis, total shareholders' equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent that the initial public offering price per share of our common stock exceeds the pro forma net tangible book value per share of our common stock immediately after this offering.

        Our historical net tangible book value as of September 30, 2017 was approximately $183 million, or $4.05 per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of September 30, 2017.

        Our pro forma net tangible book value as of September 30, 2017 was $     million, or $    per share of common stock. Pro forma net tangible book value gives effect to (i) the conversion of our 5,072,000 outstanding shares of our non-voting shares into 5,072,000 shares of voting common stock prior to the completion of this offering and (ii) the sale of            shares of our common stock by us (assuming the underwriter does not exercise its option to purchase any additional shares from us to cover over-allotments, if any) at the initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This represents an immediate increase in net tangible book value of            per share to existing common shareholders, and an immediate dilution of $            per share to new investors in this offering. If the initial public offering price is higher or lower, the dilution to new shareholders will be greater or less, respectively.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share at September 30, 2017	$4.05
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

        A $1.00 increase (or decrease) in the assumed initial public offering price per share of common stock, would increase (or decrease) the pro forma net tangible book value after this offering by approximately $        , and dilution in net tangible book value to new investors in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriter exercises in full its option to purchase additional shares of our common stock in this offering and up to  from the selling shareholders the pro forma net tangible book value after this offering would be $        per share and the dilution in pro forma net tangible book value to new investors would be $        per share.

        The following table summarizes, on a pro forma basis as of September 30, 2017 and after giving effect to the offering, the differences between our existing shareholders, including the selling shareholders, and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed offering price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
							Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders	45,271,000		%	$		%	$
New investors			%			%

Total		100.0%		$	100.0%		$

        In addition, if the underwriter's option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders as of September 30, 2017 would be                    shares or      % of the total number of shares of common stock to be outstanding upon the completion of this offering, and the number of shares of common stock held by investors participating in this offering would be            shares or      % of the total number of shares of common stock to be outstanding upon the completion of this offering.

        The table above excludes                shares of our common stock reserved and available for future awards under the equity incentive plan we plan to adopt prior to the completion of this offering. When equity awards are issued under such equity incentive plan, investors purchasing in this offering will experience further dilution.

 DIVIDEND POLICY

        We have only recently paid dividends to our shareholders and while we intend to consider conservative and appropriate dividend levels post-offering, we may not pay dividends in the future. Our dividend policy and practice may change at any time, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our future earnings, capital requirements, restrictions imposed by our subordinated debt, funds needed to pay the interest cost on any debt, financial condition, future prospects, regulatory restrictions and any other factors that our board of directors may deem relevant.

        The following table shows recent dividends that have been paid on our common stock during the periods indicated giving retroactive effect to our recent 1,000-for-1 stock split. The annual and year to date aggregate amounts set forth below were paid on a quarterly basis during the period indicated.

Year	Amount Per Share
2017 (through October)	$.21
2016	$.19
2015	$.15

Dividend Restrictions

        Under the terms of our 7.0% Fixed to Floating Subordinated Notes due April 15, 2026 and the related subordinated note purchase agreements, we are not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the subordinated notes. Additionally, under the terms of such notes, we are not permitted to declare or pay any dividends on our capital stock if we are not "well capitalized" for regulatory purposes immediately prior to the payment of such dividend, except for dividends payable solely in shares of our common stock.

        As a Michigan corporation, we are subject to certain restrictions on dividends under the Michigan Business Corporation Act. Generally, Michigan law limits cash dividends if the corporation would not be able to pay its debts as they become due in the usual course of business after giving effect to the cash dividend or if the corporation's total assets would be less than the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution.

        As a unitary thrift holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See "Supervision and Regulation—The Company—Dividend Payments." Because we are a holding company, we are dependent upon the payment of dividends by Sterling Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. Sterling Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See "Supervision and Regulation—The Bank—Dividend Payments."

        A federal savings bank may generally declare a cash dividend, without approval from the OCC, in an amount equal to its year-to-date net income plus the prior two years' net income that is still available for dividends. The OCC has the authority to prohibit a federal savings bank from paying cash dividends if such payment is deemed to be an unsafe or unsound practice. In addition, as a depository institution the deposits of which are insured by the FDIC, Sterling Bank may not pay cash dividends or distribute any of its capital assets while it remains in default on any assessment due to the FDIC. Sterling Bank currently is not (and never has been) in default under any of its obligations to the FDIC. See "Supervision and Regulation—Sterling Bank—Dividends" and "—Safety and Soundness Standards."

        The FRB has issued a policy statement regarding the payment of cash dividends by bank holding companies. In general, the FRB's policy provides that cash dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The FRB has the authority to prohibit a bank holding company from paying cash dividends if such payment is deemed to be an unsafe or unsound practice.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table sets forth selected historical consolidated financial and operating data as of the dates and for the periods indicated. The selected financial data as of and for the years ended December 31, 2016 and 2015, except for selected ratios, were derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected financial data as of and for the year ended December 31, 2014, except for selected ratios, were derived from our unaudited consolidated financial statements and related notes that are not included in this prospectus. The selected financial data as of and for the nine months ended September 30, 2017 and 2016, except for selected ratios, were derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and consolidated results of operations as of such dates and for such periods. Results for the interim periods are not necessarily indicative of the results to be expected for the full year. The historical consolidated financial data set forth below, have been retrospectively adjusted for a merger of an entity that occurred in April 2017 that was under common control for all the periods presented. Also, all share and per share amounts have been retroactively adjusted, where applicable, to reflect the stock split that occurred on September 11, 2017.

        These historical results are not necessarily indicative of results to be expected for any future period. The selected historical consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2017	2016	2016	2015	2014
Statements of Income Data:
Interest income
Interest and fees on loans	$86,606	$64,532	$89,566	$65,111	$51,302
Interest and dividends on investment securities	1,302	852	1,180	796	663
Other interest	103	45	57	43	47

Total interest income	88,011	65,429	90,803	65,950	52,012

Interest expense
Interest on deposits	11,686	8,133	11,428	6,526	4,983
Interest on Federal Home Loan Bank borrowings	3,044	1,652	2,439	1,539	928
Interest on subordinated notes and other	2,883	1,071	1,978	43	—

Total interest expense	17,613	10,856	15,845	8,108	5,911

Net interest income	70,398	54,573	74,958	57,842	46,101
Provision for loan losses	2,100	(528)	1,280	525	(1,400)

Net interest income after provision for loan losses	68,298	55,101	73,678	57,317	47,501
Total non-interest income	13,770	14,205	15,381	8,373	6,472
Total non-interest expense	28,818	23,585	32,610	27,892	24,475

Income before income taxes	53,250	45,721	56,449	37,798	29,498
Income tax expense	21,804	18,614	23,215	15,287	11,775

Net income	$31,446	$27,107	$33,234	$22,511	$17,723

Income per share, basic and diluted	$0.69	$0.60	$0.73	$0.49	$0.36
Weighted average common shares outstanding, basic and diluted	45,271,000	45,271,000	45,271,000	46,148,000	48,829,000
Cash dividends per share	$0.14	$0.14	$0.19	$0.15	$—

		As of December 31,
	As of September 30, 2017
		2016	2015	2014
Period End Balance Sheet Data:
Investment securities, available for sale	$109,944	$75,606	$46,678	$32,559
Loans, net of allowance for loan losses	2,366,193	1,982,439	1,575,802	1,136,078
Allowance for loan losses	17,189	14,822	10,984	10,015
Total assets	2,635,920	2,163,601	1,712,008	1,241,963
Noninterest-bearing deposits	70,572	59,231	44,298	29,626
Interest-bearing deposits	2,028,890	1,555,914	1,185,462	923,608
Federal Home Loan Bank borrowings	234,283	308,198	326,437	148,085
Subordinated notes	64,841	49,338	—	—
Total liabilities	2,451,448	2,001,329	1,575,730	1,115,076
Total shareholders' equity	184,472	162,272	136,278	126,887

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2017	2016	2016	2015	2014
Performance Ratios:
Return on average assets	1.78%	1.94%	1.73%	1.59%	1.60%
Return on average shareholders' equity	24.11	24.55	22.06	17.09	15.04
Return on average tangible common equity(1)	24.28	24.83	22.29	17.35	15.36
Yield on earning assets	5.10	4.81	4.86	4.80	4.88
Cost of average interest-bearing liabilities	1.13	0.89	0.94	0.66	0.62
Net interest spread	3.97	3.92	3.92	4.14	4.26
Net interest margin	4.08	4.02	4.01	4.21	4.33
Efficiency ratio(2)	34	34	37	42	47
Dividend payout ratio(3)	21	23	26	31	—
Core deposits / total deposits(4)	87	89	91	89	94
Net non-core funding dependence ratio(5)	17	19	19	26	15
Capital Ratios
Regulatory and Other Capital Ratios—Consolidated:
Tangible common equity to tangible assets(1)	6.96%	7.68%	7.44%	7.86%	10.05%
Tier 1 (core) capital to risk-weighted assets	11.49%	12.51%	12.22	12.90	15.53 (6)
Tier 1 (core) capital to adjusted tangible assets	7.12	7.72	7.74	8.42	9.77 (6)
Common Tier 1 (CET 1)	11.49	12.51	12.22	12.90	15.53 (6)
Total adjusted capital to risk-weighted assets	16.62	17.59	17.07	13.94	16.74 (6)
Regulatory and Other Capital Ratios—Bank:
Tier 1 (core) capital to risk-weighted assets	14.19	15.05	14.61	12.76	14.61
Tier 1 (core) capital to adjusted tangible assets	8.79	9.28	9.26	8.33	9.19
Common Tier 1 (CET 1)	14.19	15.05	14.61	12.76	14.61
Total capital to risk-weighted assets	15.27	16.18	15.73	13.80	15.82
Credit Quality Data:
Nonperforming loans(7)	$897	$1,130	$565	$1,167	$1,643
Nonperforming loans to total loans(7)	0.04%	0.06%	0.03%	0.07%	0.14%
Nonperforming assets(8)	3,912	4,189	$3,599	$7,110	6,373
Nonperforming assets to total assets(8)	0.15%	0.21%	0.17%	0.42%	0.51%
Allowance for loan losses to total loans	0.72%	0.68%	0.74%	0.69%	0.87%
Allowance for loan losses to nonperforming loans(7)	1916%	1125%	2623%	941%	610%
Net charge offs to average loans	(0.01)%	(0.13)%	(0.14)%	(0.03)%	(0.12)%

(1)
Return on average tangible common equity and tangible common equity to tangible assets ratio are Non-GAAP financial measures. See "Non-GAAP Financial Measures" for a reconciliation of these measures to their most comparable U.S. GAAP measure.

(2)
Efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(3)
Dividend payout ratio represents the ratio of total dividends paid to our shareholders divided by our net income.

(4)
Core deposit ratio represents the ratio of all demand, savings, NOW and money market accounts and those time deposits with balances less than or equal to $250,000 divided by total deposits.

(5)
Net non-core funding dependence ratio represents the degree to which the bank is funding longer term assets with non-core funds. We calculate this ratio as the sum of all time deposits greater than $250,000 and FHLB borrowings less short-term investments divided by the sum of all long-term assets.

(6)
Sterling Bancorp was not required to comply with regulatory and other capital ratios for periods ending prior to January 1, 2015 but has included such ratios for informational purposes.

(7)
Nonperforming loans include nonaccrual loans and loans past due 90 days or more and still accruing interest.

(8)
Nonperforming assets include nonperforming loans and loans modified under troubled debt restructurings and other repossessed assets.

Non-GAAP Financial Measures

        Some of the financial measures included in this prospectus are not measures of financial performance recognized by U.S. GAAP. These non-GAAP financial measures include return on average tangible common equity and tangible common equity to tangible assets ratio. Our management uses these non-GAAP financial measures in its analysis of our performance.

Return on Average Tangible Common Equity

        Management measures return on average tangible common equity to assess the Company's capital strength and business performance. Average tangible equity excludes the effect of intangible assets. This non-GAAP financial measure should not be considered a substitute for those comparable measures that are similarly titled that are determined in accordance with U.S. GAAP that may be used by other companies. The following table reconciles return on average tangible common equity to its most comparable U.S. GAAP measure:

	As of and for the Nine Months Ended September 30,				As of and for the Year Ended December 31,
(Dollars in thousands)	2017		2016		2016	2015	2014
Net income	$31,446		$27,107		$33,234	$22,511	$17,723
Average shareholders' equity	173,893		147,208		150,666	131,739	117,875
Adjustments
Customer-related intangible	(1,181)		(1,631)		(1,575)	(2,025)	(2,475)

Average tangible common equity	$172,712		$145,577		$149,091	$129,714	$115,400

Return on average tangible common equity	24.28	%*	24.83	%*	22.29%	17.35%	15.36%

*
Annualized

Tangible Common Equity to Tangible Assets Ratio

        The tangible common equity to tangible assets ratio is a non-GAAP measure that is generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate (i) tangible common equity as total shareholders' equity less intangible assets and (ii) tangible assets as total assets less intangible assets. This non-GAAP financial measure should not be considered a substitute for those comparable measures that are similarly titled that are determined in accordance with U.S. GAAP that may be used by other companies. The following table reconciles shareholders' equity on a U.S. GAAP basis to tangible common equity and total assets on a U.S. GAAP basis to tangible assets to arrive at our tangible common equity to tangible assets ratio:

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014
Tangible common equity:
Total shareholders' equity	$184,472	$157,488	$162,272	$136,278	$126,887
Adjustments
Customer-related intangible	(1,013)	(1,463)	(1,350)	(1,800)	(2,250)

Tangible common equity	$183,459	$156,025	$160,922	$134,478	$124,637

Tangible assets:
Total assets	$2,635,920	$2,032,874	$2,163,601	$1,712,008	$1,241,963
Adjustments
Customer-related intangible	(1,013)	(1,463)	(1,350)	(1,800)	(2,250)

Tangible assets	$2,634,907	$2,031,411	$2,162,251	$1,710,208	$1,239,713

Tangible common equity to tangible assets ratio	6.96%	7.68%	7.44%	7.86%	10.05%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2017 and 2016 and for the years ended December 31, 2016 and 2015 should be read in conjunction with "Selected Historical Consolidated Financial and Operating Data" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements except as required by law.

Overview

        We are a unitary thrift holding company headquartered in Southfield, Michigan with our primary branch operations in San Francisco and Los Angeles, California. Through our wholly owned bank subsidiary, Sterling Bank and Trust, F.S.B., a qualified thrift lender, we offer a broad range of loan products to the residential and commercial markets, as well as retail and business banking services.

        Since 2013, we have grown organically at a compound annual growth rate of 30% while maintaining stable margins and solid asset quality. We have made significant investments over the last several years in staffing and upgrading technology and system security. In 2017, we opened a loan production office near Seattle, Washington and a branch in New York City. We plan to open additional branches in Los Angeles and Seattle in 2018. As of September 30, 2017, the Company had total consolidated assets of $2.6 billion, total consolidated deposits of $2.1 billion and total consolidated shareholders' equity of $184.5 million.

        Total assets increased $472 million, or 21.8%, to $2.64 billion at September 30, 2017 from $2.16 billion at December 31, 2016, primarily as a result of loan growth. We continue to focus on the residential mortgage market, construction, and commercial real estate lending. Net loans increased $384 million, or 19.4%, to $2.37 billion at September 30, 2017 from $1.98 billion at December 31, 2016.

        Our net income increased $4.3 million, or 16.0%, to $31.4 million for the nine months ended September 30, 2017 compared to $27.1 million for the nine months ended September 30, 2016, primarily as a result of income from loan growth outpacing corresponding increases in expenses.

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with U.S. GAAP and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

        We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates, and the potential sensitivity of our financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our financial statements are appropriate.

Allowance for Loan Losses

        The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased or decreased by the provision for loan losses and decreased by charge offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers all other loans and is based on historical loss experience adjusted for general economic conditions and other qualitative factors by loan segment.

        Commercial lines of credit, construction loans, and commercial real estate loans are individually evaluated for impairment based upon a quarterly systematic review utilizing among other components our internal risk rating system, similar to those employed by banking regulators. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral or operations of collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures.

        Loans which have been modified resulting in a concession, and which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

        The general reserve component covers all non-impaired loans and is based on historical loss experience adjusted for qualitative factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent three years. This actual loss experience is supplemented with economic and other factors based on the risks present for each portfolio segment. These economic and other risk factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; seasoning of loans where the borrower had limited credit history at origination; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

        The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating. The classes identified by the Company in the residential real estate portfolio segment consist of residential first mortgages and residential second mortgages. Our residential first mortgages are further stratified by product and borrower characteristics.

        Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations. The classes identified by the Company in the commercial real estate portfolio segment consist of retail, multifamily, offices, hotels, industrial, gas stations, and other.

        The commercial lines of credit portfolio is comprised of loans to businesses such as sole proprietorships, partnerships, limited liability companies and corporations for the daily operating needs of the business. The risk characteristics of these loans vary based on the borrowers' business and industry as repayment is typically dependent on cash flows generated from the underlying business. These loans may be secured or unsecured. The classes identified by the Company in the commercial lines of credit portfolio segment consist of private banking loans and commercial & industrial ("C&I") lending.

        The construction loan portfolio is comprised of loans to builders and developers primarily for residential, commercial and mixed-use development. In addition to general commercial real estate risks, construction loans have additional risk of cost overruns, market deterioration during construction, lack of permanent financing and no operating history.

        The consumer loan portfolio is usually comprised of a large number of small loans, including automobile, marine, personal loans, credit cards, etc. Most loans are made directly for consumer purchases. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate the borrowers' capacity to repay their obligations may be deteriorating. The Company has not identified any classes within the consumer portfolio segment.

Securities

        Securities generally must be classified as held to maturity, available for sale or trading. Held-to-maturity securities are principally debt securities that we have both the positive intent and ability to hold to maturity. Other securities, such as required investments in Federal Home Loan Bank stock are carried at cost. Trading securities are held primarily for sale in the near term to generate income. Securities that do not meet the definition of trading or held to maturity are classified as available for sale.

        The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on these securities. Unrealized gains and losses on trading securities flow directly through earnings during the periods in which they arise. Trading and available-for-sale securities are measured at fair value each reporting period. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of shareholders' equity (accumulated other comprehensive income or loss) and do not affect earnings until realized or deemed to be other-than-temporary impairment, or OTTI. Investment securities that are classified as held to maturity are recorded at amortized cost, unless deemed to be OTTI.

        The fair value of securities is a critical accounting estimate. Changes in the fair value estimates that are likely to occur from period to period, or the use of different estimates that we could have reasonably used in the current period, could have a material impact on our financial position, results of operations or liquidity.

Discussion and Analysis of Financial Condition

        The following sets forth a discussion and analysis of our financial condition as of the dates presented below.

        Loan Portfolio Composition.    The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	At September 30,		At December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Real Estate:
Construction	$182,972	8%	$146,600	7%	$74,573	5%
1 - 4 family residential	1,913,070	80%	1,617,087	81%	1,282,321	81%
Commercial real estate	243,474	10%	201,394	10%	193,637	12%

Total real estate	2,339,516	98%	1,965,081	98%	1,550,531	98%
Commercial	47,256	2%	36,793	2%	38,377	2%
Consumer	66	0%	63	0%	90	0%

Total loans	2,386,838	100%	2,001,937	100%	1,588,998	100%
Deferred loan costs, net	(3,456)		(4,676)		(2,212)
Allowance for loan losses	(17,189)		(14,822)		(10,984)

Loans, net	$2,366,193		$1,982,439		$1,575,802

	At December 31,
	2014		2013		2012
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Real Estate:
Construction	$44,695	4%	$45,066	5%	$39,006	5%
1 - 4 family residential	886,393	77%	659,123	73%	512,185	67%
Commercial real estate	185,267	16%	180,736	20%	204,960	27%

Total real estate	1,116,355	97%	884,925	98%	756,151	99%
Commercial	32,354	3%	15,786	2%	10,783	1%
Consumer	146	0%	213	0%	271	0%

Total loans	1,148,855	100%	900,924	100%	767,205	100%
Deferred loan costs, net	(2,762)		(2,407)		(2,234)
Allowance for loan losses	(10,015)		(10,151)		(9,875)

Loans, net	$1,136,078		$888,366		$755,096

        Loan Maturity.    The following table sets forth certain information at December 31, 2016 regarding the contractual maturity of our loan portfolio. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table does not include any estimate of prepayments that could significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

December 31, 2016	1 - 4 Family Residential	Commercial Real Estate	Construction	Commercial	Consumer	Total
	(in thousands)
Amounts due in:
One year or less	$7,650	$22,497	$124,707	$29,968	$47	$184,869
More than one to five years	12,637	31,986	21,893	5,400	16	71,932
More than five to ten years	5,699	146,911	—	1,271	—	153,881
More than ten years	1,591,101	—	—	154	—	1,591,255

Total	$1,617,087	$201,394	$146,600	$36,793	$63	$2,001,937

        The following table sets forth fixed and adjustable-rate loans at December 31, 2016 that are contractually due after December 31, 2017.

	Due After December 31, 2017
	Fixed	Adjustable	Total
	(In thousands)
Real Estate:
1 - 4 family residential	$9,086	$1,600,351	$1,609,437
Commercial Real Estate	11,454	167,443	178,897
Construction	—	21,893	21,893
Commercial	1,920	4,905	6,825
Consumer	16	—	16

Total	$22,476	$1,794,592	$1,817,068

        The loan maturity dates set forth above include primarily adjustable rate loans. The table set forth below contains certain information with respect to the repricing dates included within our loan portfolio as of September 30, 2017:

September 30, 2017	1 - 4 Family Residential	Commercial Real Estate	Construction	Commercial	Consumer	Total
	(In thousands)
Amounts to adjust in:
Six months or less	$254,772	$22,399	$182,972	$45,917	$—	$506,060
More than 6 months thru 12 months	419,563	8,035	—	—	—	427,598
More than 12 months thru 24 months	351,460	29,984	—	—	—	381,444
More than 24 months thru 36 months	312,098	33,720	—	—	—	345,818
More than 36 months thru 60 months	431,308	110,391	—	—	—	541,699
More than 60 months	130,352	13,593	—	—	—	143,945
Fixed to Maturity	13,517	25,352	—	1,339	66	40,274

Total	$1,913,070	$243,474	$182,972	$47,256	$66	$2,386,838

        At September 30, 2017, $238 million, or 10.1%, of our adjustable interest rate loans were at their interest rate floor.

        Delinquent Loans.    The following tables set forth our loan delinquencies, including nonaccrual loans, by type and amount at the dates indicated.

	September 30, 2017			December 31, 2016			December 31, 2015
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due
	(In thousands)
1 - 4 family residential	$514	$—	$813	$416	$398	$427	$163	$—	$648
Commercial Real Estate	—	—	84	—	—	138	—	—	501
Construction		—	—	—	—	—	—	—	18
Commercial	—	—	—	—	227	—	—	—	—
Consumer	—	—	—	—	—	—	—	—	—

Total delinquent loans	$514	$—	$897	$416	$625	$565	$163	$—	$1,167

	December 31, 2014			December 31, 2013			December 31, 2012
	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due
	(In thousands)
1 - 4 family residential	$280	$41	$476	$383	$130	$631	$381	$319	$1,204
Commercial Real Estate	—	—	1,035	789	—	1,242	—	1,232	3,274
Construction	—	—	132	—	—	155	4,866	—	2,119
Commercial	—	—	—	—	—	—	151	—	—
Consumer	—	—	—	75	—	—	81	2	33

Total delinquent loans	$280	$41	$1,643	$1,247	$130	$2,028	$5,479	$1,553	$6,630

Nonperforming Assets.

        Nonperforming assets include loans that are 90 or more days past due or on nonaccrual status, including troubled debt restructurings and real estate and other loan collateral acquired through foreclosure and repossession. Troubled debt restructurings include loans for economic or legal reasons related to the borrower's financial difficulties, for which we grant a concession to the borrower that we would not consider otherwise. Loans 90 days or greater past due may remain on an accrual basis if adequately collateralized and in the process of collection. At September 30, 2017 and December 31, 2016, we had $166 thousand and $155 thousand, respectively of accruing loans past due 90 days, which consisted primarily of government guaranteed and one troubled debt restructuring in nonaccrual with a balance of $84 thousand and $99 thousand, respectively. For nonaccrual loans, interest previously accrued but not collected is reversed and charged against income at the time a loan is placed on nonaccrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until it is sold. When property is acquired, it is initially recorded at the fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Holding costs and declines in fair value after acquisition of the property result in charges against income.

        The following table sets forth information regarding our nonperforming assets at the dates indicated.

	At September 30,	At December 31,
	2017	2016	2015	2014	2013	2012
	(Dollars in thousands)
Nonaccrual loans:
1 - 4 family residential	$647	$272	$512	$153	$260	$652
Commercial Real Estate	84	138	501	1,035	1,242	3,274
Construction	—	—	—	132	155	2,119
Commercial	—	—	18	—	—	—
Consumer	—	—	—	—	—	33

Total nonaccrual loans	731	410	1,031	1,320	1,657	6,078
Other real estate owned	—	—	1,280	6	226	2,977
Loans past due 90 days and still accruing	166	155	136	323	371	552
Troubled debt restructurings	3,015	3,034	4,663	4,724	6,893	5,894

Total nonperforming assets	$3,912	$3,599	$7,110	$6,373	$9,147	$15,501

Total loans	$2,386,838	$2,001,937	$1,588,998	$1,148,855	$900,924	$767,205
Total assets	$2,635,920	$2,163,601	$1,712,008	$1,241,963	$983,982	$862,997
Total nonaccrual loans to total loans	0.03%	0.02%	0.06%	0.11%	0.18%	0.79%
Total nonperforming assets to total assets	0.15%	0.17%	0.42%	0.51%	0.93%	1.80%

(1)
Loans are presented before the allowance for loan losses and exclude deferred fees/costs.

Allowance for Loan Losses.

        Please see "—Critical Accounting Policies and Estimates—Allowance for Loan Losses" for additional discussion of our allowance policy.

        The allowance for loan losses is maintained at levels considered adequate by management to provide for probable loan losses inherent in the loan portfolio as of the consolidated balance sheet reporting dates. The allowance for loan losses is based on management's assessment of various factors affecting the loan portfolio, including portfolio composition, delinquent and nonaccrual loans, national and local business conditions and loss experience and an overall evaluation of the quality of the underlying collateral.

        The following table sets forth activity in our allowance for loan losses for the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(Dollars in thousands)
Allowance at beginning of period	$14,822	$10,984	$10,984	$10,015	$10,151	$9,875	$11,966
Provision for loan losses	2,100	(528)	1,280	525	(1,400)	(700)	7,170
Charge offs:
1-4 family residential	—	(19)	(24)	(90)	(184)	(274)	(1,054)
Commercial Real Estate	—	—	—	(86)	—	(107)	(8,089)
Construction	—	—	—	—	—	(50)	(1,400)
Commercial	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	(2)	(11)

Total charge offs	—	(19)	(24)	(176)	(184)	(433)	(10,554)
Recoveries:
1-4 family residential	43	110	117	61	61	122	110
Commercial Real Estate	118	1,882	2,153	423	1,049	407	888
Construction	105	277	310	84	198	800	69
Commercial		—	—	50	100	53	182
Consumer	1	1	2	2	40	27	44

Total recoveries	267	2,270	2,582	620	1,448	1,409	1,293

Allowance at end of period	$17,189	$12,707	$14,822	$10,984	$10,015	$10,151	$9,875

Nonperforming loans and TDRs at end of period	$3,912	$4,189	$3,599	$5,830	$6,367	$8,921	$12,524
Total loans outstanding at end of period	$2,386,838	$1,875,920	$2,001,937	$1,588,998	$1,148,855	$900,924	$767,205
Average loans outstanding during period	$2,179,552	$1,732,502	$1,783,234	$1,316,608	$1,021,080	$833,303	$693,936
Allowance for loan losses to nonperforming loans and TDRs	439%	303%	412%	188%	157%	114%	79%
Allowance for loan losses to total loans at end of period	0.72%	0.68%	0.74%	0.69%	0.87%	1.13%	1.29%
Net charge offs to average loans outstanding during the period	(0.01)%	(0.13)%	(0.14)%	(0.03)%	(0.12)%	(0.12)%	1.33%

        Allocation of Allowance for Loan Losses.    The following tables set forth the allowance for loan losses allocated by loan category. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

			At December 31,
	At September 30, 2017		2016		2015
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
1 - 4 family residential	$13,578	80.1%	$11,863	80.8%	$8,192	80.7%
Commercial Real Estate	1,297	10.2%	915	10.1%	1,530	12.2%
Construction	925	7.7%	679	7.3%	317	4.7%
Commercial	451	2.0%	373	1.8%	392	2.4%
Consumer	2	—	2	0.0%	2	0.0%
Unallocated	936	—	990	—	551	—

Total	$17,189	100.00%	$14,822	100.0%	$10,984	100.0%

	At December 31,
	2014		2013		2012
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
1 - 4 family residential	$4,350	77.2%	$3,502	73.2%	$2,743	66.8%
Commercial Real Estate	4,682	16.1%	5,019	20.0%	5,081	26.7%
Construction	203	3.9%	453	5.0%	756	5.1%
Commercial	235	2.8%	599	1.8%	296	1.4%
Consumer	4	0.0%	5	0.0%	7	0.0%
Unallocated	541	—	573	—	992	—

Total	$10,015	100.0%	$10,151	100.00%	$9,875	100.00%

        The allowance for loan losses as a percentage of loans was 0.72%, 0.74% and 0.69% as of September 30, 2017, December 31, 2016 and 2015, respectively. The decrease in the allowance percentage from December 31, 2016 to September 30, 2017 was primarily due to change in risk profile associated with the seasoning of loans originated in the greater Los Angeles market.

        The allowance consists of general and allocated components. The general component relates to pools of non-impaired loans and is based on historical loss experience adjusted for qualitative factors. The allocated component relates to loans that are classified as impaired, whereby an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan.

        A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The measurement of an impaired loan is based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate, (ii) the loan's observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

        At September 30, 2017, December 31, 2016 and December 31, 2015, we had impaired loans of $3.3 million, $3.4 million and $7.5 million, respectively.

        Commercial real estate and construction loans, and commercial lines of credit are individually evaluated for impairment. Larger groups of smaller balance homogeneous loans, such as residential real estate and consumer, are collectively evaluated for impairment.

        Troubled debt restructurings are included in the impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

        Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to nonaccrual status in accordance with our loan policy, typically after 90 days of non-payment.

        All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles in the United States of America, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Securities Portfolio

        The following table sets forth the amortized cost and estimated fair value of our available-for-sale securities portfolio at the dates indicated. Our securities portfolio has increased in recent years in conjunction with overall asset growth.

			At December 31,
	At September 30, 2017		2016		2015		2014
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
U.S. Treasury securities	$103,818	$103,767	$70,072	$70,040	$40,039	$40,014	$25,057	$25,048
Non-Agency collateralized mortgage obligations	1,993	2,051	2,411	2,462	2,970	3,048	3,758	3,927
Collateralized debt obligations	607	590	610	585	2,104	1,064	2,104	1,029
Other securities	3,045	3,008	2,045	1,990	2,045	2,022	2,045	2,034
Equity securities	528	528	529	529	530	530	521	521

Total	$109,991	$109,944	$75,667	$75,606	$47,688	$46,678	$33,485	$32,559

        At September 30, 2017 and December 31, 2016, we had no investments in a single company or entity, other than government and government agency securities, with an aggregate book value in excess of 10% of our equity.

        We review the investment portfolio on a quarterly basis to determine the cause, magnitude and duration of declines in the fair value of each security. In estimating other-than-temporary impairment (OTTI), we consider many factors including: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether we have the intent to sell the security or more likely than not will be required to sell the security before its anticipated recovery. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The assessment of whether any other than temporary decline exists may involve a high degree of subjectivity and judgment and is based on the information available to management at a point in time. We evaluate securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

        At September 30, 2017 and December 31, 2016, securities in unrealized loss positions included U.S. Treasury securities, a Trust Preferred CDO, and a mutual fund. Because (i) the decline in fair value is attributable to changes in interest rates and illiquidity, not credit quality, (ii) we do not have the intent to sell the securities and (iii) it is likely that we will not be required to sell the securities before their anticipated recovery, we do not consider the securities to be other-than-temporarily impaired at September 30, 2017 and December 31, 2016.

        No securities related impairment charges were recorded for the nine months ended September 30, 2017 and 2016 or for the years ended December 31, 2016, 2015 and 2014.

        Portfolio Maturities and Yields.    The composition and maturities of the investment securities portfolio at September 30, 2017, are summarized in the following table.

		At September 30, 2017(1)
	One Year or Less		More Than One Year Through Five Years		More Than Five Years Through Ten Years		More Than Ten Years		Total
	Book Value	WTD AVG Yield	Book Value	WTD AVG Yield	Book Value	WTD AVG Yield	Book Value	WTD AVG Yield	Book Value	WTD AVG Yield
	(Dollars in thousands)
U.S. Treasury securities	$60,827	0.99%	$42,991	1.34%	$—	—	$—	—	$103,818	1.14%
Non-Agency collateralized mortgage obligations	—	—	—	—	—	—	1,993	5.84%	1,993	5.84%
Collateralized debt obligations	—	—	—	—	—	—	607	3.57%	607	3.57%

Total investment securities available for sale	$60,827	0.99%	$42,991	1.34%	$—	—	$2,600	5.31%	$106,418	1.24%

(1)
This table does not include other securities and equity securities due to lack of stated maturity.

Deposits

        Total deposits increased $484 million, or 30.0%, to $2.10 billion at September 30, 2017 from $1.61 billion at December 31, 2016, primarily as a result of strong growth in our money market deposit product in the greater Los Angeles area. We continue to focus on the acquisition and expansion of core deposit relationships, which we define as all deposits except for certificates of deposits greater than $250,000 and brokered deposits. Core deposits totaled $1.82 billion at September 30, 2017, or 86.8% of total deposits at that date. Brokered deposits totaled $179 million at September 30, 2017, up from $75 million at December 31, 2016.

        Total deposits increased $385.4 million, or 31.3%, to $1.61 billion at December 31, 2016 from $1.23 billion at December 31, 2015, primarily as the result of the growth in the Los Angeles market and our competitive money market rates. We continue to focus on the acquisition and expansion of core deposit relationships. Core deposits totaled $1.46 billion at December 31, 2016, or 90.6% of total deposits at that date. Brokered deposits totaled $75 million at December, 31, 2016, down from $82 million at December 31, 2015.

        The following tables set forth the distribution of average deposits by account type at the dates indicated.

	Nine Months Ended September 30,			Year Ended December 31,
	2017			2016			2015
	Avg Balance	Percent	Avg Rate	Avg Balance	Percent	Avg Rate	Avg Balance	Percent	Avg Rate
	(Dollars in thousands)
Demand	$63,476	3.6%	0.00%	$54,026	3.8%	0.00%	$35,262	3.3%	0.00%
Savings, NOW and Money Market	1,296,311	73.1%	0.86%	946,528	66.6%	0.78%	688,294	64.7%	0.55%
Time	413,446	23.3%	1.08%	421,228	29.6%	0.95%	340,614	32.0%	0.80%

Total deposits	$1,773,233	100.0%	0.88%	$1,421,782	100.0%	0.80%	$1,064,170	100.0%	0.61%

        As of September 30, 2017, the aggregate amount of our certificates of deposit in amounts greater than or equal to $100,000 was approximately $476.1 million. The following table sets forth the maturity of these certificates as of September 30, 2017:

September 30, 2017
(In thousands)
Maturing Period:
Three months or less	$60,327
Over three months through six months	105,608
Over six months through twelve months	143,691
Over twelve months	166,453

Total certificates of deposit	$476,079

Borrowings

        At September 30, 2017, we had the ability to borrow a total of $658 million from Federal Home Loan Bank, including an available line of credit with Federal Home Loan Bank of $50 million. At September 30, 2017, we also had available credit lines with three additional banks for $35 million. Outstanding borrowings on September 30, 2017 with the FHLB totaled $234.3 million, and there were no amounts outstanding with the aforementioned additional bank lines. In addition, between April and September 2016, we sold $50 million in aggregate principal amount of our Fixed to Floating Subordinated Notes due April 15, 2026 (the "Subordinated Notes"), and an additional $15 million in August 2017, of which $65 million remained outstanding as of September 30, 2017.

        At December 31, 2016, we had the ability to borrow a total of $626 million from Federal Home Loan Bank including an available line of credit with Federal Home Loan Bank of $50 million. At December 31, 2016, we also had available credit lines with three additional banks for $35 million. Outstanding borrowings on December 31, 2016 with the FHLB totaled $308 million, and there were no amounts outstanding with the aforementioned additional bank lines. At December 31, 2016, $50 million in principal amount remained outstanding under the Subordinated Notes.

        At December 31, 2015, we had the ability to borrow a total of $567 million from Federal Home Loan Bank including an available line of credit with Federal Home Loan Bank of $50 million. At December 31, 2015, we also had available credit lines with three additional banks for $35 million. Outstanding borrowings on December 31, 2015 with the FHLB totaled $326 million, and there were no amounts outstanding with the aforementioned additional bank lines.

        In addition to deposits, we use short-term borrowings, such as FHLB advances and a FHLB overdraft credit line, as a source of funds to meet the daily liquidity needs of our customers and fund growth in earning assets. Our short-term FHLB advances consists primarily of advances of funds for one-to-two-week period. The following table sets forth information on our short-term FHLB borrowings during the periods presented:

	As of and for the Nine Months Ended September 30,	As of and for the Year Ended December 31,
	2017	2016	2015	2014
	(Dollars in thousands)
Outstanding at period-end	$44,283	$103,198	$261,437	$48,085
Average amount outstanding	113,561	190,502	141,471	53,110
Maximum amount outstanding at any month-end	154,312	257,343	261,437	104,892
Weighted average interest rate:
During period	1.01%	0.52%	0.40%	0.37%
End of period	1.38%	0.78%	0.53%	0.39%

Shareholders' Equity

        Total shareholders' equity increased $22.2 million, or 13.7% to $184.5 million at September 30, 2017, from $162.3 million at December 31, 2016. The increase for the nine months ended September 30, 2017 was primarily due to an increase in retained earnings.

        Total shareholders' equity increased approximately $26.0 million, or 19.1%, to $162.3 million at December 31, 2016, from $136.3 million at December 31, 2015. The increase for the year ended December 31, 2016 was also primarily a result of an increase in retained earnings.

Average Balance Sheet and Related Yields and Rates

        The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the nine months ended September 30, 2017 and 2016 and for the years ended December 31, 2016 and 2015. The average balances are daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and net deferred loan origination costs accounted for as yield adjustments.

	Nine Months Ended September 30,
	2017			2016
	Average Balance(1)	Interest	Average Yield/ Rate	Average Balance(1)	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest earning assets
Loans	$2,179,552	$86,606	5.30%	1,732,502	$64,532	4.97%
Securities, includes restricted stock	107,437	1,302	1.62%	71,503	852	1.59%
Other interest earning assets	12,852	103	1.07%	7,836	45	0.77%

Total interest earning assets	2,299,841	$88,011	5.10%	1,811,841	$65,429	4.81%

Noninterest earning assets
Cash and due from banks	9,454			7,369
Other assets	46,456			42,262

Total average assets	$2,355,751			$1,861,472

Interest-bearing liabilities
Savings, NOW, Money Markets	$1,296,311	$8,331	0.86%	$905,318	$5,236	0.77%
Time deposits	413,446	3,355	1.08%	414,145	2,897	0.93%

Total deposits	1,709,757	11,686	0.91%	1,319,463	8,133	0.82%

FHLB borrowings	318,407	3,044	1.28%	294,473	1,652	0.75%
Subordinated notes	52,095	2,883	7.38%	19,747	1,071	7.23%

Total borrowings	370,502	5,927	2.13%	314,220	2,723	1.16%

Total interest-bearing liabilities	2,080,259	$17,613	1.13%	1,633,683	$10,856	0.89%

Noninterest-bearing liabilities
Demand deposits	63,476			53,997
Other liabilities	38,123			26,584

Total noninterest-bearing liabilities	101,599			80,581

Shareholders' equity	173,893			147,208

Total average liabilities and equity	$2,355,751			$1,861,472

Net interest income and spread(2)		$70,398	3.97%		$54,573	3.92%

Net interest margin			4.08%			4.02%

(1)
Nonaccrual loans are included in the respective average loan balances. Income, if any, on such loans is recognized on a cash basis.

(2)
Interest income does not include taxable equivalent adjustments.

	Years Ended December 31,
	2016			2015			2014
	Average Balance(1)	Interest	Average Yield/ Rate	Average Balance(1)	Interest	Average Yield/ Rate	Average Balance(1)	Interest	Average Yield/ Rate
	(Dollars in thousands)
Interest earning assets
Loans	$1,783,234	$89,566	5.02%	$1,316,608	$65,111	4.95%	$1,021,080	$51,302	5.02%
Securities, includes restricted stock	78,043	1,180	1.51%	53,596	796	1.49%	38,941	663	1.70%
Other interest earning assets	5,802	57	0.98%	3,622	43	1.19%	5,191	47	0.91%

Total interest earning assets	1,867,079	$90,803	4.86%	1,373,826	$65,950	4.80%	1,065,212	$52,012	4.88%

Noninterest earning assets
Cash and due from banks	7,822			6,454			5,137
Other assets	42,749			39,902			38,859

Total average assets	$1,917,650			$1,420,182			$1,109,208

Interest-bearing liabilities
Savings, NOW, Money Markets	$946,528	$7,417	0.78%	$688,294	$3,800	0.55%	$654,044	$3,353	0.51%
Time deposits	421,228	4,011	0.95%	340,614	2,726	0.80%	207,000	1,630	0.79%

Total deposits	1,367,756	11,428	0.84%	1,028,908	6,526	0.63%	861,044	4,983	0.58%

FHLB borrowings	290,096	2,439	0.84%	205,914	1,539	0.75%	91,786	928	1.01%
Subordinated notes	27,185	1,978	7.28%	863	43	5.00%	—	—

Total borrowings	317,281	4,417	1.39%	206,777	1,582	0.77%	91,786	928	1.01%

Total interest-bearing liabilities	1,685,037	$15,845	0.94%	1,235,685	$8,108	0.66%	952,830	$5,911	0.62%

Noninterest-bearing liabilities
Demand deposits	54,026			35,262			24,364
Other liabilities	27,921			17,496			14,139

Total noninterest-bearing liabilities	81,947			52,758			38,503

Shareholders' equity	150,666			131,739			117,875

Total average liabilities and equity	$1,917,650			$1,420,182			$1,109,208

Net interest income and spread(2)		$74,958	3.92%		$57,842	4.14%		$46,101	4.26%

Net interest margin			4.01%			4.21%			4.33%

(1)
Nonaccrual loans are included in the respective average loan balances. Income, if any, on such loans is recognized on a cash basis.

(2)
Interest income does not include taxable equivalent adjustments.

        The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between: (1) changes attributable to volume (changes in volume multiplied by the prior period's rate), (2) changes attributable to rate (change in rate multiplied by the prior year's volume) and (3) total increase (decrease) (the sum of the previous columns). Changes attributable to both volume and rate are allocated ratably between the volume and rate categories.

	Nine Months Ended September 30, 2017 vs 2016			Year Ended December 31, 2016 vs 2015			Year Ended December 31, 2015 vs 2014
	Increase (Decrease) due to			Increase (Decrease) due to			Increase (Decrease) due to
			Total Increase (Decrease)			Total Increase (Decrease)			Total Increase (Decrease)
	Volume	Rate		Volume	Rate		Volume	Rate
	(Dollars in thousands)						(Dollars in thousands)
Interest earned on:
Loans	$17,535	$4,539	$22,074	$23,422	$1,033	$24,455	$14,602	$(793)	$13,809
Securities, includes restricted stock	435	15	450	369	15	384	201	(68)	133
Interest earning cash	36	22	58	20	(6)	14	51	(55)	(4)

Total interest income	18,006	4,576	22,582	23,811	1,042	24,853	14,854	(916)	13,938

Interest paid on:
Saving/Now/Money Markets	2,457	638	3,095	1,708	1,909	3,617	181	266	447
Time deposits	(5)	463	458	713	572	1,285	1,069	27	1,096

Total deposits	2,458	1,095	3,553	2,421	2,481	4,902	1,250	293	1,543
FHLB borrowings and subordinated notes	1,938	1,266	3,204	1,119	1,716	2,835	816	(162)	654

Total interest expense	4,396	2,361	6,757	3,540	4,197	7,737	2,066	131	2,197

Change in net interest income	$13,610	$2,215	$15,825	$20,271	$(3,155)	$17,116	$12,788	$(1,047)	$11,741

Results of Operations for the Nine Months Ended September 30, 2017 and 2016

        General.    Net income increased $4.3 million, or 16.0%, to $31.4 million for the nine months ended September 30, 2017 from $27.1 million for the nine months ended September 30, 2016. The increase resulted primarily from increased net interest income with average earning assets increasing $488 million, or 26.9% to $2.30 billion at September 30, 2017 from $1.81 billion at September 30, 2016. This increase was offset in part by increased operating expenses to support the balance sheet growth.

        Interest Income.    Interest income increased $22.6 million, or 34.5%, to $88.0 million for the nine months ended September 30, 2017 from $65.4 million for the nine months ended September 30, 2016 primarily due to loans. The increase in interest income on loans was due to average outstanding loans increasing $447 million, or 25.8% to $2.18 billion for the nine months ended September 30, 2017 from $1.73 billion for the nine months ended September 30, 2016. The average rate collected on loans increased 33 basis points, or 6.6%, to 5.30% for the nine months ending September 30, 2017 from 4.97% for the nine months ended September 30, 2016.

        Interest Expense.    Interest expense increased $6.8 million, or 62.2%, to $17.6 million for the nine months ended September 30, 2017 from $10.8 million for the nine months ended September 30, 2016, primarily as a result of deposit growth and borrowings. The average rate we paid on interest-bearing deposits increased 9 basis points to 0.91% for the nine months ended September 30, 2017 from 0.82% for the nine months ended September 30, 2016. Our average balance of interest-bearing deposits increased $390 million, or 29.6%, to $1.71 billion for the nine months ended September 30, 2017 from $1.32 billion for the nine months ended September 30, 2016. The average rate paid on borrowings increased 97 basis points to 2.13% for the nine months ended September 30, 2017 from 1.16% for the nine months ended September 30, 2016 primarily due to the addition of subordinated debt. Our average balance of borrowings increased $56 million, or 17.9%, to $370.5 million for the nine months ended September 30, 2017 from $314.2 million for the nine months ended September 30, 2016.

        Net Interest Income.    Net interest income increased $15.8 million, or 29.0%, to $70.4 million for the nine months ended September 30, 2017 from $54.6 million for the nine months ended

September 30, 2016. Our net interest rate spread increased 5 basis points to 3.97% for the nine months ended September 30, 2017 from 3.92% for the nine months ended September 30, 2016, while our net interest margin increased 6 basis points to 4.08% for the nine months ended September 30, 2017 from 4.02% for the nine months ended September 30, 2016. The average yield we earned on interest earning assets increased 29 basis points to 5.10% and the average rate we paid on interest-bearing liabilities increased by 24 basis points to 1.13%.

        Provision for Loan Losses.    Our provision for loan losses was $2.1 million for the nine months ended September 30, 2017 compared to $(0.5) million for the nine months ended September 30, 2016. The provisions recorded resulted in an allowance for loan losses of $17.2 million, or 0.72% of total loans at September 30, 2017, compared to $12.7 million, or 0.68% of total loans at September 30, 2016.

        Non-interest Income.    Non-interest income information is as follows:

	Nine Months Ended September 30,		Change
	2017	2016	Amount	Percent
	(Dollars in thousands)
Non-interest income
Service charges and fees	$1,712	$932	$780	83.7%
Investment management and advisory fees	1,736	2,669	(933)	(35.0)%
Net gain on sale of investment securities	73	—	73	100.0%
Gain on sale of other real estate owned net	—	31	(31)	(100.0)%
Net gain (loss) on sale of mortgage loans	(174)	1,223	(1,397)	(114.2)%
Gain on sale of portfolio loans	8,987	8,023	964	12.0%
Income on cash surrender value of bank-owned life insurance	877	874	3	0.3%
Other income	559	453	106	23.4%

Total non-interest income	$13,770	$14,205	$(435)	(3.1)%

        Service charges and fees have increased primarily due to growth in loan originations. Gain on portfolio loan sales increased as $266 million of portfolio loans were sold at net gain of 3.38% during the nine months ended September 30, 2017, compared to $279 million at a net gain of 2.87% for the nine months ended September 30, 2016. Investment advisory fees declined due to the loss of a portion of the investment assets of a large institutional client of our investment management subsidiary. Gain on sale of mortgage loans declined due primarily to purchase and subsequent sale of CRA-qualifying loans at a loss during the nine months ended September 30, 2017.

        Non-interest Expense.    Non-interest expense information is as follows:

	Nine Months Ended September 30,		Change
	2017	2016	Amount	Percent
	(Dollars in thousands)
Non-interest Expense
Salaries and employee benefits	$16,898	$12,743	$4,155	32.6%
Occupancy and equipment	4,354	3,702	652	17.6%
Professional fees	1,008	955	53	5.5%
Advertising and marketing	655	1,075	(420)	(39.1)%
FDIC assessments	841	698	143	20.5%
Data processing	767	742	25	3.4%
Other	4,295	3,670	625	17.0%

Total non-interest expense	$28,818	$23,585	$5,233	22.2%

        Salaries and employee benefits increased primarily as a result of the addition of 98 full-time equivalent employees to support balance sheet and overall growth, which employee count increased to 294 at September 30, 2017 from 197 at September 30, 2016. The significant increase in employees may cause a corresponding increase in our efficiency ratio in the near term.

        Income Tax Expense.    We recorded an income tax expense of $21.8 million for the nine months ended September 30, 2017, reflecting an effective tax rate of 40.9%, compared to $18.6 million for the nine months ended September 30, 2016, reflecting an effective tax rate of 40.7%.

Results of Operations for the Years Ended December 31, 2016 and 2015

        General.    Net income increased $10.7 million or 47.6%, to $33.2 million for the year ended December 31, 2016 from $22.5 million for the year ended December 31, 2015. The increase resulted from a $17.1 million increase in net interest income and a $7.4 million increase in non-interest income, which were partially offset by a $5.1 million increase in non-interest expense.

        Interest and Dividend Income.    Interest and dividend income increased $24.9 million, or 37.7%, to $90.8 million for the year ended December 31, 2016 from $66.0 million for the year ended December 31, 2015. The increase was driven by an increase in interest and fees on loans, which increased $24.5 million, or 37.6%, to $89.6 million for the year ended December 31, 2016 from $65.1 million for the year ended December 31, 2015.

        The increase in interest income on loans was due to an increase in average balance of loans of $467 million, or 35.4%, to $1.78 billion for the year ended December 31, 2016 from $1.32 billion for the year ended December 31, 2015. This increase was due to our continued focus on growing residential loans, construction loans and commercial real estate loans.

        Interest Expense.    Interest expense increased $7.7 million, or 95.4%, to $15.8 million for the year ended December 31, 2016 from $8.1 million for the year ended December 31, 2015, caused by both rate and volume increases. The average rate paid on interest-bearing liabilities also increased 28 basis points to 0.94% for the year ended December 31, 2016 from 0.66% for the year ended December 31, 2015. Our average balance of interest-bearing liabilities increased $449 million or 36.3% to $1.69 billion for the year ended December 31, 2016 from $1.24 billion for the year ended December 31, 2015.

        Net Interest Income.    Net interest income increased $17.1 million, or 29.6%, to $75.0 million for the year ended December 31, 2016 from $57.8 million for the year ended December 31, 2015. Our net interest rate spread decreased 22 basis points to 3.92% for the year ended December 31, 2016 from 4.14% for the year ended December 31, 2015, while our net interest margin decreased 20 basis points to 4.01% for the year ended December 31, 2016 from 4.21% for the year ended December 31, 2015. Although the average rate paid on interest-bearing liabilities increased by 28 basis point to 0.94%, the interest earned on interest earning assets also increased 6 basis points to 4.86%.

        Provision for Loan Losses.    Our provision for loan losses was $1.3 million for the year ended December 31, 2016 compared to $0.5 million for the year ended December 31, 2015. Higher provision expense was warranted during 2016 in order to adequately provide for the loan growth. The provisions recorded resulted in an allowance for loan losses of $14.8 million, or 0.74% of total loans at December 31, 2016, compared to $11.0 million, or 0.69% of total loans at December 31, 2015.

        Non-interest Income.    Non-interest income information is as follows:

	Year Ended December 31,		Change
	2016	2015	Amount	Percent
	(Dollars in thousands)
Non-interest income
Service charges and fees	$1,341	$1,101	$240	21.8%
Investment management and advisory fees	3,209	3,378	(169)	(5.0)%
Investment securities losses, net	(898)	—	(898)	(100)%
Gain on sale of other real estate owned	31	102	(71)	(69.6)%
Gain on sale of mortgage loans	1,541	1,551	(10)	(0.6)%
Gain on sale of portfolio loans	8,016	658	7,358	1118.2%
Income on cash surrender value of bank-owned life insurance	1,166	1,159	7	0.6%
Other income	975	424	551	130.0%

Total non-interest income	$15,381	$8,373	$7,008	83.7%

        Service charges and fees have increased due to growth in loan originations. The increase in Other income was primarily due to growth in our mortgage servicing portfolio. Gain on sale of portfolio loans grew with the sale of $279 million of our Advantage loans during the year ended December 31, 2016 compared to sales of $23 million in the year ended December 31, 2015. The disposition of a nonperforming trust preferred security during 2016 resulted in a $0.9 million loss.

        Non-interest Expense.    Non-interest expense information is as follows:

	Year Ended December 31,		Change
	2016	2015	Amount	Percent
	(Dollars in thousands)
Non-interest Expense
Salaries and employee benefits	$17,812	$15,772	$2,040	12.9%
Occupancy and equipment	4,891	4,430	461	10.4%
Professional fees	1,466	1,219	247	20.3%
Advertising and marketing	1,449	773	676	87.5%
FDIC assessments	990	725	265	36.6%
Data processing	986	876	110	12.6%
Other	5,016	4,097	919	22.4%

Total non-interest expense	$32,610	$27,892	$4,718	16.9%

        Salaries and employee benefits increased for the year ended December 31, 2016 from the year ended December 31, 2015 primarily due to additional staffing to support balance sheet and income growth.

        Income Tax Expense.    We recorded income tax expense of $23.2 million for the year ended December 31, 2016, reflecting an effective tax rate of 41.1%, compared to $15.3 million, or 40.4%, for the year ended December 31, 2015.

Management of Market Risk

        General.    The principal objective of our asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Asset Liability Committee of our board of directors has oversight of our asset and liability management function, which is implemented and managed by our Management Asset Liability Committee. Our Management Asset Liability Committee meets regularly to review, among other things, the sensitivity of our assets and liabilities to product offering rate changes, local and national market conditions and market interest rates. That group also reviews our liquidity, capital, deposit mix, loan mix and investment positions.

        We manage our exposure to interest rates primarily by structuring our balance sheet in the ordinary course of business. We do not typically enter into derivative contracts for the purpose of managing interest rate risk, but we may do so in the future. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

        Net Interest Income Simulation.    We use an interest rate risk simulation model to test the interest rate sensitivity of net interest income and the balance sheet. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest income. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

        The following table presents the estimated changes in net interest income of Sterling Bank, calculated on a bank-only basis, which would result from changes in market interest rates over twelve-month periods beginning September 30, 2017 and December 31, 2016 and 2015. The tables below demonstrate that for the initial twelve-month period after an immediate and parallel rate shock we are liability sensitive in a rising interest rate environment.

	At September 30,		At December 31,
	2017		2016		2015
Change in Interest Rates (Basis Points)	Estimated 12-Months Net Interest Income	Change	Estimated 12-Months Net Interest Income	Change	Estimated 12-Months Net Interest Income	Change
(Dollars in thousands)
400	81,179	(23.8)%	61,090	(30.8)%	39,102	(40.7)%
300	89,328	(16.2)%	69,258	(21.6)%	46,687	(29.3)%
200	95,848	(10.0)%	76,488	(13.4)%	53,926	(18.5)%
100	101,288	(4.9)%	82,975	(6.0)%	60,483	(8.8)%
0	106,547		88,288		66,426
–100	107,323	0.7%	89,470	1.3%	66,626	0.3%

        Our net interest income interest rate sensitivity is affected by the time periods in which our adjustable rate loans reprice. Our adjustable loans reprice in an average of two years with 94% repricing within the next five years.

        Economic Value of Equity Simulation.    We also analyze our sensitivity to changes in interest rates through an economic value of equity ("EVE") model. EVE represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts. EVE attempts to quantify our economic value using a discounted cash flow methodology. We estimate what our EVE would be as of a specific date. We then calculate what EVE would be as of the same date throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve. We currently calculate EVE under the assumptions that interest rates increase 100, 200, 300 and 400 basis points from current market rates, and under the assumption that interest rates decrease 100 basis points from current market rates.

        The following table presents the estimated changes in EVE of Sterling Bank, calculated on a bank-only basis, that would result from changes in market interest rates as of September 30, 2017 and December 31, 2016 and 2015.

	At September 30,		At December 31,
	2017		2016		2015
Change in Interest Rates (Basis Points)	Economic Value of Equity	Change	Economic Value of Equity	Change	Economic Value of Equity	Change
(Dollars in thousands)
400	324,063	(14.5)%	244,257	(23.0)%	103,541	(48.4)%
300	354,275	(6.6)%	275,902	(13.0)%	134,685	(32.9)%
200	372,411	(1.8)%	298,374	(5.9)%	161,210	(19.7)%
100	380,509	0.3%	312,805	(1.3)%	182,752	(8.9)%
0	379,219		317,078		200,660
–100	345,628	(8.9)%	290,471	(8.4)%	189,924	(5.4)%

        Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that our management may undertake to manage the risks in response to anticipated changes in interest rates, and actual results may also differ due to any actions taken in response to the changing rates.

Liquidity and Capital Resources

        Liquidity is the ability to meet current and future financial obligations when they come due. Our primary sources of funds consist of deposit inflows, loan repayments and FHLB borrowings. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

        We regularly review the need to adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest earning deposits and short-term securities.

        Our most liquid assets are cash and due from banks and U.S. Treasury and Agency securities classified as available for sale. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At September 30, 2017 and December 31, 2016, cash and due from banks totaled $36.2 million and $22.1 million, respectively. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $109.9 million at September 30, 2017 and $75.6 million at December 31, 2016.

        At September 30, 2017, we had the ability to borrow a total of $658 million from Federal Home Loan Bank including an available line of credit with Federal Home Loan Bank of $50 million. At September 30, 2017, we also had available credit lines with three additional banks for $35 million. Outstanding borrowings on September 30, 2017 with the FHLB totaled $234.3 million, and there were no amounts outstanding with the aforementioned additional bank lines.

        At December 31, 2016, we had the ability to borrow a total of $626 million from Federal Home Loan Bank including an available line of credit with Federal Home Loan Bank of $50 million. At December 31, 2016, we also had available credit lines with three additional banks for $35 million. Outstanding borrowings on December 31, 2016 with the FHLB totaled $308 million, and there were no amounts outstanding with the aforementioned additional bank lines.

        We have no material commitments or demands that are likely to affect our liquidity other than as set forth below. In the event loan demand were to increase faster than expected, or any unforeseen demand or commitment were to occur, we could access our borrowing capacity with the Federal Home Loan Bank, our bank lines of credit, or obtain additional funds through brokered certificates of deposit.

        At September 30, 2017, we had $418 million in loan commitments outstanding. We also had $70 thousand in standby letters of credit at September 30, 2017. At December 31, 2016, we had $242 million in loan commitments outstanding. We also had $72 thousand in standby letters of credit at December 31, 2016.

        Certificates of deposit due within one year of September 30, 2017 totaled $391 million, or 19% of total deposits. Total certificates of deposit were $630 million, or 30%, of total deposits. Certificates of deposit due within one year of December 31, 2016 totaled $361 million, or 22% of total deposits. Total certificates of deposit at December 31, 2016 were $436 million, or 27% of total deposits.

        Our primary investing activities are the origination of loans and to a lesser extent, the purchase of securities. During the nine months ended September 30, 2017, we originated $1.0 billion of loans and purchased $165.3 million of securities. During the nine months ended September 30, 2016, we originated $935 million of loans and purchased $80.1 million of securities. During the year ended December 31, 2016, we originated $1.21 billion of loans and purchased $93.9 million of securities. During the year ended December 31, 2015, we originated $909 million of loans and we purchased $63.8 million of securities.

        Financing activities consist primarily of activity in deposit accounts. We experienced increases in total deposits of $484 million and $306 million for the nine months ended September 30, 2017 and 2016, respectively. We experienced net increases in total deposits of $385.4 million and $276.5 million for the years ended December 31, 2016 and 2015, respectively. We generate deposits from local businesses and individuals through customer referrals and other relationships and through our retail presence. We believe we have a very stable core deposit base evidenced by the average life of our accounts, which we attribute to a high level of customer service and our consistently competitive rates. The high level of liquid accounts is expected to be maintained. We utilize borrowings, brokered deposits, and bulk sales of whole loans to supplement funding needs and manage overall growth. In addition, we issued $50 million in subordinated notes in the year ended December 31, 2016, and an additional $15 million of subordinated notes in August of 2017.

        We also manage liquidity by selling pools of our portfolio loans into the secondary market from time to time. We generated $275 million and $287 million in proceeds from the sale of loans in the nine months ended September 30, 2017 and 2016, respectively.

        The Company and Sterling Bank are subject to various regulatory capital requirements administered by the Federal Reserve and the OCC, respectively. At September 30, 2017 and December 31, 2016, each of the Company and Sterling Bank exceeded all applicable regulatory capital requirements, and the Bank was considered "well capitalized" under regulatory guidelines. See Note 16 of the Notes to the Consolidated Financial Statements for additional information.

        We manage our capital to comply with our internal planning targets and regulatory capital standards administered by the Federal Reserve and the OCC. We review capital levels on a monthly basis including our needs for additional capital and ability to pay cash dividends. At September 30, 2017 and December 31, 2016, Sterling Bank was classified as well-capitalized for regulatory purposes and the Company exceeded applicable capital requirements.

        The net proceeds from this offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from this offering are used for general corporate purposes, including the funding of loans. We believe our financial condition and results of operations will be enhanced by the net proceeds from this offering, resulting in increased net interest earning assets and net interest income. However, due to the increase in equity resulting from the net proceeds raised in this offering, as well as other factors associated with this offering including additional expenses associated with public company status, we expect our return on equity will be adversely affected following this offering.

        The following tables present our capital ratios as of the indicated dates for the Company and Sterling Bank.

	Well Capitalized	Company Actual at December 31, 2016	Company Actual at December 31, 2015
Total adjusted capital to risk-weighted assets	N/A	17.07%	13.94%
Tier 1 (core) capital to risk-weighted assets	N/A	12.22%	12.90%
Tier 1 (core) capital to adjusted tangible assets	N/A	7.74%	8.42%
Common Tier 1 (CET 1)	N/A	12.22%	12.90%

	Well Capitalized	Sterling Bank Actual at December 31, 2016	Sterling Bank Actual at December 31, 2015
Total adjusted capital to risk-weighted assets	10.00%	15.73%	13.80%
Tier 1 (core) capital to risk-weighted assets	8.00%	14.61%	12.76%
Tier 1 (core) capital to adjusted tangible assets	5.00%	9.26%	8.33%
Common Tier 1 (CET 1)	6.50%	14.61%	12.76%

	Well Capitalized	Adequately Capitalized	Under Capitalized	Company Actual at September 30, 2017
Total adjusted capital to risk weighted assets	N/A	8.00%	6.00%	16.62%
Tier 1 (core) capital to risk weighted assets	N/A	6.00%	4.00%	11.49%
Tier 1 (core) capital to adjusted tangible assets	N/A	4.00%	3.00%	7.12%
Common Tier 1 (CET 1)	N/A	4.50%	3.00%	11.49%

	Well Capitalized	Adequately Capitalized	Under Capitalized	Bank Actual at September 30, 2017
Total adjusted capital to risk weighted assets	10.00%	8.00%	6.00%	15.27%
Tier 1 (core) capital to risk weighted assets	8.00%	6.00%	4.00%	14.19%
Tier 1 (core) capital to adjusted tangible assets	5.00%	4.00%	3.00%	8.79%
Common Tier 1 (CET 1)	6.50%	4.50%	3.00%	14.19%

        Basel III revised the capital adequacy requirements and the Prompt Corrective Action Framework effective January 1, 2015 for the Company. When fully phased in on January 1, 2019, the Basel Rules will require the Company to maintain a 2.5% "capital conservation buffer" on top of the minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a (i) CET1 to risk-weighted assets, (ii) Tier 1 capital to risk-weighted assets or (iii) total capital to risk-weighted assets above the respective minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments to executive officers based on the amount of the shortfall. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will increase by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019.

Contractual Obligations and Off-Balance Sheet Arrangements

        Contractual Obligations.    In the ordinary course of our operations, we enter into certain contractual obligations. The following table presents our contractual obligations as of September 30, 2017 and December 31, 2016.

Contractual Maturities as of September 30, 2017
	Less Than One Year	More Than One Year Through Three Years	More Than Three Years Through Five Years	Over Five Years	Total
	(In thousands)
Short-term FHLB advances and other	$44,283	$—	$—	$—	$44,283
Long-term FHLB advances	—	22,000	11,000	157,000	190,000
Subordinated notes(1)	—	—	—	65,000	65,000
Projected interest payments on debt	7,040	13,473	11,061	8,435	40,009
Operating lease obligations	3,913	11,349	7,156	6,027	28,445
Time deposits	390,899	204,657	34,417	—	629,973

Total	$446,135	$251,479	$63,634	$236,462	$997,710

(1)
Excludes unamortized debt issuance costs of $745 and unamortized premium of $586.

Contractual Maturities as of December 31, 2016
	Less Than One Year	More Than One Year Through Three Years	More Than Three Years Through Five Years	Over Five Years	Total
	(In thousands)
Short-term FHLB advances and other	$103,198	$—	$—	$—	$103,198
Long-term FHLB advances	15,000	11,000	22,000	157,000	205,000
Subordinated notes(1)	—	—	—	50,000	50,000
Projected interest payments on debt	6,180	11,428	10,542	7,718	35,868
Operating lease obligations	2,924	5,703	4,688	6,710	20,025
Time deposits	361,400	38,399	36,196	—	435,995

Total	$488,702	$66,530	$73,426	$221,428	$850,086

(1)
Excludes unamortized debt issuance costs of $662.

        Off-Balance Sheet Arrangements.    We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments.

        For further information, see Note 12 to the unaudited condensed consolidated financial statements and Note 15 to the audited consolidated financial statements included elsewhere in this prospectus.

Recently Issued Accounting Guidance

        See Note 2 to our unaudited condensed consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus for a discussion of recently issued accounting guidance and related impact on our financial condition and results of operations.

Effect of Inflation and Changing Prices

        The consolidated financial statements and related financial data included in this prospectus have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS

Our Company

        We are a unitary thrift holding company headquartered in Southfield, Michigan with our primary branch operations in San Francisco and Los Angeles, California. Through our wholly owned bank subsidiary, Sterling Bank and Trust, F.S.B., we offer a broad range of loan products to the residential and commercial markets, as well as retail banking services. Since 2013, we have grown organically at a compound annual growth rate of 30% while maintaining stable margins and solid asset quality. Since 2013, we have grown our branch network from 16 branches to our current total of 26 branches, including 20 in the San Francisco area, 4 in greater Los Angeles, our recently opened branch in New York City and our headquarters' branch in Michigan. We also expect to open a branch near Seattle, Washington, where we currently have a loan production office, by the end of 2017 and two additional branches in Los Angeles in early 2018.

        We have a large and growing portfolio of adjustable rate residential mortgage loans. We manage residential credit risks through a financial documentation process and programs with low loan to value ratios, which averaged 62% across our residential portfolio as of September 30, 2017. Our risk management includes disciplined documentation of ability to repay, liquidity analysis and face-to-face customer interaction.

        We also operate substantial and growing commercial and construction lending businesses, utilizing a traditional community banking relationship-focused culture to identify strong borrowers with projects and operations in our branch network areas. We manage credit risks in our commercial and construction business through financial and relationship diligence with our customers and by financing projects within our branch footprint almost exclusively backed by personal guarantees.

        We believe our significant growth has not come at the expense of asset quality. We have historically been able to focus on long-term returns and remain committed to responsible growth. We also believe our strong sales team, disciplined underwriting and culture of cost management have driven consistent earnings and exemplary net interest margins, efficiency metrics and shareholder returns. The consistency of our success in these key areas since January 1, 2013 is demonstrated by the following tables:

        An important contributor to our growth since 2015 has been our successful entry into the greater Los Angeles market, where we started with a loan production office in 2015 and have grown to 4 full service branches, constituting 24.0% and 21.0% of our total loans and retail deposits as of September 30, 2017, with two new branches expected to open in the market in early 2018. While other institutions frequently enter new geographies through acquisitions, we have grown our geographic footprint through de novo branches while remaining true to our business model, offering the same products and services that proved successful in our San Francisco operations. We intend to continue our organic growth while further diversifying our geographical concentration with the recent expansion in New York City and Seattle, where we are targeting similar markets with products we fully understand.

Our History

        Sterling Bank was founded as a federally chartered thrift institution in 1984 in Southfield, Michigan by members of the Seligman family, and we have remained closely held. By 2004 we had 10 branches in the Detroit metropolitan area. However, in the early 1990s, our owners and management recognized an opportunity to shift the Bank's focus to a rapidly growing market less dependent, as Detroit was, on a single industry. In 1994, the Bank established its first branch in San Francisco, California. In 2004, we made the strategic decision to sell all but one of our Detroit-area branches and focus nearly exclusively on the California market. In 2004, we divested 10 Michigan branches and by 2006, substantially reduced new lending in Michigan.

        Our NPA/Total Assets ratio peaked at 5.7% in 2008, as we worked our way through credit issues related primarily to our legacy Michigan portfolios, which now represent a de minimis 1.2% of our loan portfolio. Since such time, our credit quality has improved significantly, with NPA/Total Assets as of

September 30, 2017 of 0.15%. Between 2004 and 2008, we expanded our San Francisco presence by opening an additional 7 branches.

        Our residential mortgage portfolio consists of homeowners with strong credit and ability to repay. We work directly with our borrowers and third parties to confirm their credit status and ability to repay and offer our borrowers the opportunity to expand their credit history through what is often a first-time mortgage for the customer, while requiring a minimum down payment of 35% on our key residential loan programs. We believe the resulting low loan to value ratios, which averaged 60%, in our core residential products portfolio, protects our position while enabling the customer to manage smaller overall monthly payments than would otherwise be available with a low down payment, traditional qualified mortgage. In addition, we offer TIC, or tenant-in-common, loans, which operate similarly to co-op loans. In our TIC program, each co-owner of multi-unit dwellings (which typically have between 4 and 6 units) has their own mortgage based on the purchase price of their unit and includes similar low loan to value ratios, averaging 69% as of September 30, 2017. We expect continuing demand for this program in our San Francisco and Los Angeles markets, particularly in communities that restrict conversion to condominium projects.

        We believe that our strong growth and consistent profitability is the result of management's efforts to focus on growth in San Francisco while managing legacy credit quality issues primarily in Michigan. In addition, we avoid purchasing loan participations where we do not have a relationship with the borrower and do not service the underlying credit. We have established a culture that places credit responsibility with individual loan officers and management and does not rely solely on a loan committee and institutional experience to remain disciplined in our underwriting. Furthermore, we believe our growing commercial and construction lending businesses have diversified our product offerings and allow us to identify strong borrowers with well-supported projects and operations in our branch network area. We manage credit risks in our commercial and construction lending businesses through financial and relationship diligence with our customers and by financing projects within our branch footprint through mostly recourse loans.

Our Competitive Strengths

        We attribute our success to the following competitive strengths:

        Responsiveness and Deep Customer Relationships.    We emphasize the values of personal relationships and quality customer service. Our extensive knowledge of our customers enables us to tailor products and solutions that fit their needs. In fact, approximately 87% of our borrowers also have a deposit relationship with the Bank, providing us with visibility into their liquidity profile and contributing to our ability to manage our asset quality. Further, we believe our responsiveness to our customers has enabled us to build a strong reputation for execution in our markets. With most loans closed in less than 30 days from a complete application to closing in our residential real estate lending, our reputation has facilitated our expansion into Seattle, Washington and New York City in 2017. Our efficient organizational structure further contributes to our ability to make quick decisions and timely respond to our customers. We believe this responsiveness allows us to remain competitive even when other financial institutions may offer lower rates.

        Product Expertise and Disciplined Credit Culture.    We believe the success of our products is the result of our focus on the markets we serve, our understanding of customer needs, our management of product criteria, and our disciplined underwriting of the type of loans we make. We believe our willingness to focus on nontraditional loan products allows us to face less price competition for our non-TIC residential portfolio, in particular, than we do when competing for traditional conforming, fixed-rate mortgages. We have developed consistent underwriting and credit management processes tailored to each of the products we offer, allowing us to build high quality asset portfolios. We believe our relationships with, and knowledge of, our customers further enhances our credit quality, as we do not provide our key loan products to any customer unless the applicable relationship manager has met them and documented the interaction. We also subject our portfolios to annual stress testing and ongoing monitoring. Because we service our portfolio and retain servicing rights on loans that we sell, we maintain access to key information that enhances our ability to manage the entire customer relationship. We believe that our continuity and consistency in underwriting is reflected by our 0.06% rate of delinquency as of September 30, 2017.

        Leveraged Back Office Operations.    We believe our strong profitability, net interest margins and efficiency metrics have been bolstered by our lower-cost back office operations in the Midwest, relative to the expenses incurred by our competitors who perform these functions in the more dynamic labor and real estate markets in which we operate. The majority of our leadership team and back office operations (currently consisting of 92 full-time employees) remain in the lower-cost Detroit area, while 96% of our revenue is derived from our branches and loan production offices in the higher-cost areas of California, Seattle and New York. The significantly lower operating expenses where we are headquartered have contributed to our competitively low efficiency ratio of 34% and 37% in the periods ended September 30, 2017 and December 31, 2016, respectively, and have been a key driver of our consistent profitability since shifting our growth strategy to San Francisco, Los Angeles, and now other metropolitan areas. In addition, we have been able to maintain continuity of executive management and talent retention at a rate we believe to be higher than many of our peers. This low rate of turnover and high retention rate of management has contributed to our low efficiency ratio. We also believe that conducting certain back room functions, such as responding to regulatory exams and audits, through our back office operations and separating such functions from the business production at our branches, lessens distractions to our production teams.

        Experienced Management Team.    We believe that we are well positioned to quickly and efficiently deploy new capital to continue our outstanding growth metrics. The management team that successfully led us through the crisis is driving the Company's performance today and continues to apply the lessons learned over their lengthy community banking careers. Our leadership team consists of senior managers who, on average, have been immersed in our cost-conscious culture for at least 16 years. We believe this continuity and institutional knowledge has significantly contributed to our growth and strong asset quality. Our key leadership team includes:

  •
  Gary Judd, our Chairman of the Board and Chief Executive Officer, who has over 40 years of experience in the banking industry and has led our Company since August 2008. His prior experience includes service as a Director, President and Chief Executive Officer for WestStar Bank and its parent company, Vail Banks, Inc. as well as Vectra Bank and its parent company Vectra Banking Corporation. Prior to those positions, he served in numerous positions with Citibank. We believe Mr. Judd's extensive expertise over many credit cycles has provided an experienced hand at the top throughout his tenure with the Company.

  •
  Thomas Lopp, our President, Chief Operating Officer and Chief Financial Officer, who has been with us for 20 years first joined our Company as a Divisional Controller in 1997. Mr. Lopp was appointed President in December 2016, has served as our Chief Operating Officer since September 2009, as our Chief Financial Officer since 2002, and led our expansion into Southern California in 2015. We believe Mr. Lopp's deep understanding of the Company, his long experience with our financial reporting responsibilities and the risks inherent in the banking business, has enhanced our credibility with regulators and helped us effectively manage the risks attendant to growth.

  •
  Michael Montemayor, our President of Retail and Commercial Banking and Chief Lending Officer, has been with us for 25 years, having first joined our Company as a Residential Lender in 1992. Mr. Montemayor worked his way through the Company as a Regional Branch Manager, Commercial Loan Officer, Construction Loan Officer, Construction Lending Manager and then

    Managing Director of Commercial Lending, followed by his appointment as Chief Lending Officer in 2006, and has led retail banking since 2013. We believe his broad experience in all aspects of our lending business and his long-term service as our Chief Lender has helped to provide continuity and consistency in our business model and lending practices.

We believe this stability and institutional knowledge allows us to promote our culture of solid underwriting and growth across all levels of our organization. Notwithstanding inevitable turnover in a competitive industry, we pride ourselves on our ability to attract and maintain talent within our Company. We strive to foster an environment where we are able to promote key employees who perform and understand our culture and values.

Our Business Strategy

        Our goal is to maintain our strong performance while continuing to efficiently provide the highest level of customer service while limiting our exposure to credit risk. The additional capital from this offering will allow us to continue our organic growth, further diversify our geographical concentration, and allow us to opportunistically consider strategic initiatives.

        Focused Growth and Diversification Initiative in Core Products.    In 2015, we extended our operations to the Los Angeles market, focusing on the same products that had been successful for us in San Francisco. As of September 30, 2017, our 4 Los Angeles branches have grown to an aggregate of $446.9 million in deposits, all organically. We are focused on continued growth in our core residential products while maintaining our strong asset quality. We expect to continue to grow our portfolio in the Los Angeles market, as two additional branches to open in 2018. We are also laying the groundwork to replicate this successful strategy in certain communities in Seattle, Washington and New York City that we believe have similar demographics to our existing markets. Consistent with our culture of building long-term value and maintaining profitability, our strategy in entering new markets is conservative, as we limit initial expenses to a temporary loan production office until we are confident that we can hire lenders and other employees that fit our culture and understand our products and strategy. We have not bought books of business by hiring full lending teams from other institutions. Entry into these new markets will help diversify our loan portfolio to mitigate the impact of potential geographically-localized economic downturns. In addition, we intend to further diversify our revenues by building a fee-based income stream from wealth management and financial advisory services.

        Deposit Growth.    We believe our policy of meeting each portfolio loan customer in person has enabled us to leverage our significant loan growth to increase our deposits from $953.2 million as of December 31, 2014 to nearly $2.1 billion as of September 30, 2017. During 2016 and in the nine months ended September 30, 2017, 98.2% and 97.8%, respectively, of our Advantage Loan mortgage customers chose to open deposit accounts at our branches, in part to take advantage of rate incentives and our ACH payment program. Our residential borrower related checking deposit accounts average $14,439 per account as of September 30, 2017. Our flagship deposit strategy consists primarily of our popular money market accounts, which constitute 59.5% of our retail deposit portfolio at September 30, 2017. We believe that significant cross-selling of our deposit products to our residential mortgage customers and enrollment in our automated payment program contribute to our solid asset quality. In addition, the combination of our high net interest margin and low expense ratio leaves us room to pay competitively attractive rates to our depositors and increase our market share.

        Continued Focus on Growing Commercial and Construction Loans.    We are committed to continuing to grow our successful commercial and construction loan portfolios at a ratio of approximately 20-25% of our assets. Our commercial and construction loan portfolio has grown from $255 million in 2012 to $474 million as of September 30, 2017. Our commercial and construction lending portfolio consists primarily of mixed use developments, offices, multifamily, construction and renovation projects. We also finance SROs, or single room occupancy projects, the majority of which are in our San Francisco market. We expect to maintain our strategy of developing a commercial and construction loan profile in our expanding branch footprint, where we can continue to leverage our ability to develop customer relationships and leverage our high quality service model into new opportunities. We attribute the growth in our commercial and construction portfolio to our increased hiring of quality commercial lenders, ability to execute on our pipeline, and high demand for the projects we underwrite. We also endeavor to manage the inherent risks attendant to increased commercial and construction loan activity, including their generally larger average size as compared to residential loans and the less readily-marketable collateral underlying commercial and construction loans. While we remain committed to minimizing these risks, losses incurred on a small number of commercial loans could have a disproportionately adverse impact on our results of operations.

        Bulk Loan Sales.    In order to open additional avenues of ongoing liquidity, in 2015 we began selling pools of our residential portfolio loans from time to time in the secondary markets. From May 2015 to September 2017 we sold approximately $568 million of our originated loans, recognizing approximately $17.7 million in gains on sale. In that time, some of the loans we sold have been used as collateral in securitizations and, as part of that process, we have been rated by DBRS and Fitch Ratings, each an independent ratings agency, as a servicer. We believe that the market for our loans and servicer ratings is a testament to the quality of our underwriting standards. While we prefer to keep the majority of our originations on our balance sheet, we will continue to consider additional sales in order to maintain visibility into market perception of our pricing, as well as to keep liquidity options open.

        Leverage Public Company Status.    In addition to raising capital to support our growth as further discussed under "Use of Proceeds, " we believe becoming a public company, while increasing our operating costs, will provide us with additional options and better pricing to manage our cost of capital that were previously unavailable to us as a closely-held private company. While we have not historically engaged in significant merger and acquisition activity, the ability to issue publicly-traded stock as consideration may enable us to opportunistically approach potential transactions. In addition, we believe the ability to add a public stock equity component to our compensation programs in a responsible manner will enable us to better incentivize and retain key employees in the competitive markets in which we operate.

Our Market Area

        We currently have 20 branches in greater San Francisco, 4 branches in Los Angeles, one branch in New York City, one operational-focused branch and our corporate headquarters in Southfield, Michigan, and one loan production office near Seattle, Washington. We believe the comparatively high household incomes, population density, and projected population growth in our current markets will enhance our ability to continue our organic growth. The graphs below illustrate the expected population growth, median household incomes, population density and populations of our markets as they compare to national averages:

Source: SNL Financial and Nielsen. Data as of September 30, 2017.

        California Markets.    We operate primarily in the San Francisco-Oakland-Hayward, California Metropolitan Statistical Area ("MSA") with substantial operations in the Los Angeles-Long Beach-Anaheim, California MSA, with Northern California responsible for 73.8% and Southern California responsible for 24.0% of our loan portfolio as of September 30, 2017.

        With a population of approximately 5 million, the San Francisco-Oakland-Hayward MSA represents the second most populous area in California and the twelfth largest in the United States. In addition to its current size, the market also demonstrates key characteristics we believe provide the opportunity for additional growth, including projected population growth of 5.1% through 2023 versus the national average of 3.5%, a median household income of $98.0 thousand versus a national average of $50.9 thousand, and the third highest population density in the nation.

        The Los Angeles-Long Beach-Anaheim, California MSA maintains a population of approximately 13.5 million, the most populous area in California and the second largest in the United States. We believe the market's projected population growth of 3.4% through 2023, its median household income of $69,330, and its highest population density in the nation position the area as an attractive market in which to expand operations, which we intend to accomplish through the opening of two additional branches in 2018.

        Newest Markets.    We recently established a branch in New York City and a loan production office near Seattle, Washington, which we expect to convert to a branch by the end of 2017.

        The New York-Newark-Jersey City MSA is the largest in the United States by both deposits and population. The MSA has a median household income of $74,446 and the second highest population density in the nation. It also has a projected population growth of 1.9% by 2023.

        While smaller in size than our New York market, the Seattle-Tacoma-Bellevue, Washington MSA is the fourth largest on the west coast of the United States and supports a population of approximately 4 million. The Seattle-Tacoma-Bellevue, Washington MSA has an expected population growth of 6.7% by 2023.

        Operational Center.    We maintain a single, operationally focused branch in Southfield, Michigan in the Detroit-Warren-Dearborn, Michigan MSA. This branch serves as our headquarters and central operations center where we are able to leverage our operations to drive efficiencies and profitability and maintain a presence where the Company was founded. We believe that maintaining our headquarters and key back-office staff in a market with a lower cost of doing business than many of our competitors in our primary market areas contributes to our quality efficiency metrics. The graph to the left indicates the cost of doing business in each of our market areas, and reflects the significantly lower cost of business in the Detroit-Warren-Dearborn MSA in comparison to our other MSAs.

        We believe that the favorable demographics of each of our primary MSAs will provide us with the opportunity to continue to grow our businesses organically in a focused and strategic manner.

Source: KPMG Competitive Alternatives 2016. Business cost data as of December 31, 2016.

Note: Business costs are expressed as an index. An index below 100 indicates lower costs than the U.S. baseline. An index over 100 indicates higher costs than the U.S. baseline (e.g., an index of 95.0 represents costs 5.0% below the U.S. baseline). U.S. baseline is the average of the four largest U.S. metro areas.

Lending Activities

        General.    Our lending strategy is to offer a broad range of loan products to the residential and commercial markets, tailored to our customers' needs. The majority of our loan portfolio consists of residential real estate mortgages, which accounted for 80% of our loan portfolio as of September 30, 2017. The balance of our loan portfolio consists of commercial real estate, construction, multifamily residential and commercial lines of credit.

        One- to Four-Family Residential Loans.    The origination of mortgage loans to enable borrowers to purchase or refinance existing homes comprises the largest portion of our loan portfolio. We offer fixed-rate and adjustable-rate mortgage loans with terms of up to 30 years. Among our significant products is our Advantage Loan program, which consists of one, three, five, or seven year adjustable rate mortgages with a minimum 35% down payment requirement. We offer this product to underserved home buyers who have good credit, but may have limited credit history. We offer lower rates in cases where borrowers have the ability to make more than the minimum down payment. Our Advantage Loan program constituted 75% of our residential loan portfolio as of September 30, 2017. Another significant product is our tenant-in-common, or TIC, loan program, which is similar to traditional co-op loans. Our primary market areas of San Francisco and Los Angeles contain a substantial number of two to six unit residential buildings and a large amount of condominium conversions. Through our TIC program, we lend to owners of individual units within the building based on their relative ownership share. Because we understand the intricacies of home ownership in buildings with multiple units, we believe our experience enables us to often close TIC loans faster than other banks. Our TIC loans generally consist of three, five and seven year adjustable rate mortgages, with an average balance of $454,000, and total outstanding loans of $435 million as of September 30, 2017. We also offer conventional conforming fixed-rate loans with terms of either 15, 20, or 30 years for mortgages of less than $636,150. The bulk of our conforming mortgage portfolio is held for sale, after which we typically retain servicing rights. In addition, we have a jumbo loan program for residential loans of between $636,150 and $2.5 million, for which we offer both fixed and adjustable rates. Across our portfolio, our adjustable-rate mortgage loans are based on a 30-year amortization schedule and interest rates and payments adjust annually after a one, three, five, or seven-year initial fixed period. Interest rates on our adjustable-rate loans generally are adjusted to a rate typically equal to 350 to 395 basis points above the one year LIBOR. Across our residential portfolio, our loan-to-value ratio was 62% as of September 30, 2017.

        We have a loan approval process through which we require not only financial and other information from our borrowers, but our loan officers are required to meet face-to-face with each of our borrowers in our Advantage and TIC programs and produce a narrative documentation recommending the loan.

        Our single-family residential real estate portfolio is secured by real estate. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Loans held for sale consist primarily of first trust deed mortgages on single-family residential properties.

        Commercial Loans.    We offer a variety of commercial loan products, consisting primarily of commercial real estate loans, construction loans, business loans and business lines of credit. Our commercial loans are almost exclusively recourse loans, as we endeavor to secure personal guaranties on each loan we underwrite.

        Commercial Real Estate.    Our commercial real estate portfolio includes single room occupancy, hotels, office, industrial, retail, multifamily and mixed-use properties. We focus almost exclusively on projects within or contiguous to our branch footprint, focusing on what we believe to be high quality credits with income-producing properties, strong cash flow characteristics and strong collateral profiles. At September 30, 2017, approximately 9% of the commercial real estate loan portfolio consisted of fixed rate loans. Our loan-to-value policy limits are 75% for commercial real estate loans and 80% for multifamily.

        The total commercial real estate portfolio totaled $243.5 million at September 30, 2017 and $201.4 million at December 31, 2016, of which $9.1 million and $11.9 million, respectively, were secured by owner occupied properties. Our nonaccrual commercial real estate loans as of September 30, 2017 were $84 thousand, which has not changed materially from December 31, 2016 levels of $138 thousand.

        A primary repayment risk for commercial real estate loans is the interruption or discontinuance of operating cash flows from the properties or businesses involved, which may be influenced by economic events, changes in governmental regulations or other events not under the control of the borrower. Additionally, adverse developments affecting commercial real estate values in our market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

        Construction loans.    Our construction loans are comprised primarily of residential construction, commercial construction and mixed-use development. We focus primarily on renovation projects, as opposed to ground-up developments. We believe that opportunities for construction lending will continue to increase, particularly in our San Francisco market, where historic preservation ordinances and other regulations limit the number of ground-up projects. Interest reserves are generally established on real estate construction loans. These loans are typically Prime based and typically have maturities of less than 18 months. Our loan-to-value policy limits are 80% for construction and 65% for land loans. The total construction portfolio totaled $183.0 million at September 30, 2017 and $146.6 million at December 31, 2016.

        The risks inherent in construction lending may affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties, substantial cost overruns in excess of original estimates and financing, market deterioration during construction, and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project.

        Commercial Lines of Credit and Consumer Loans.    We also offer commercial lines of credit to businesses and individuals for business purposes. We seek to streamline the application process and provide quick decision-making to allow our customers to access credit quickly. These lines of credit are typically secured by real estate, inventory, equipment, accounts receivable and all assets. The total commercial line of credit and consumer loan portfolio totaled $47.3 million at September 30, 2017 and $36.8 million at December 31, 2016.

Investment Portfolio

        As of September 30, 2017 the fair value of our investment portfolio totaled $110.0 million, with an average effective yield of 1.27%. The estimated duration on the fixed income portion of our investment portfolio (fair value of $106.4 million) is 0.9 years. The primary objectives of the investment portfolio are to provide liquidity in accordance with the liquidity regulations, generate economic value, and to be responsive to cash needs and assist in managing interest rate risk. The majority of our investment portfolio, or 95%, consists of treasuries, with 5% in other collateralized debt obligations, equity or other securities. We regularly evaluate the composition of our investment portfolio as the interest rate yield curve changes and may sell investment securities from time to time to adjust our exposure to interest rates or to provide liquidity to meet loan demand.

        Our investment policy is reviewed at least annually by our board of directors. Overall investment goals are established by our board, CEO, CFO and members of our Asset and Liability Committee ("ALCO"). Our board of directors has delegated the responsibility of monitoring our investment activities to our management ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our COO and CFO. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.

Deposits

        The quality of our deposit franchise and access to stable funding are key components to our success. We offer traditional depository products, including checking, savings, money market, IRAs and certificates of deposits, to individuals and businesses through our branch network throughout our market areas. Deposits at the Bank are insured by the FDIC up to statutory limits. We offer customers traditional retail deposit products through our branch network and the ability to access their accounts through online and mobile banking platforms. We seek to grow our deposits through cross-selling to our loan customers, use of competitive rates, a focused marketing campaign, and multi-product clubs in which we offer varying benefits depending on the overall relationship with the customer. We consider our core deposits, defined as all deposits except for time deposits exceeding $250,000 and brokered deposits, to be our primary and most valuable funding source, and as of September 30, 2017, core deposits represented 86.8% of our total deposits. We strive to retain an attractive deposit mix from both large and small customers as well as a broad market reach, which has resulted in our top 50 customers accounting for only 9.53% of retail deposits, as of September 30, 2017. Our bankers are incentivized to acquire and maintain quality, core deposits as we depend on deposits to fund the majority of our loans. We believe that our long-standing and high quality relationships with our depositors who provide us with long-term funding are due to the convenience, rates and dedicated service we offer. We leverage our branch locations and deep network of customer relationships in our market areas to provide low-cost funding sources for our lending business. We had $1.921 billion of retail deposits, and our cost of deposits was 0.881% for the nine months ended September 30, 2017.
Distribution Channels

        The primary markets in which we operate are San Francisco and greater Los Angeles, and our 24 branch network in these areas is our core distribution channel. Sterling Bank is the only bank with less than $30 billion in assets with a significant branch network in San Francisco. We strive to take advantage of our focused footprint and deep-rooted relationships to target local customers with a diversified product offering.

        Our expansive local branch network enables us to gather low cost deposits, promote the Sterling brand and customer loyalty, originate loans and other products and maintain relationships with our customers through regular community involvement. Our branch network is fundamental to our ability to achieve successful customer outreach in line with our culture, which promotes high-touch engagement with our customers and proactive solutions.

Risk Management

        We believe that effective risk management is of primary importance to our organization. Risk management refers generally to the activities by which we identify, measure, monitor, evaluate and manage the risks we face in the course of our banking activities. These include liquidity, interest rate, credit, operational, cyber/technological, legal, compliance, regulatory, strategic, financial and reputational risk exposures. Our board of directors and management team have created a risk-conscious culture that is focused on quality growth, which includes infrastructure capable of addressing the evolving risks we face, as well as the changing regulatory and compliance landscape. Our risk management approach employs comprehensive policies and processes to establish robust governance and emphasizes personal ownership and accountability for risk with our employees. We believe a disciplined and conservative underwriting approach has been the key to our strong asset quality.

        Our board of directors sets the tone at the top of our organization, adopting and overseeing the implementation of our company-wide risk management framework, which establishes our overall risk appetite and risk management strategy. Our Enterprise Risk Committee meets every other month and provides a written report to our board on a quarterly basis regarding our enterprise risk management function, which includes risk policies, procedures, limits, targets and reporting structured to guide decisions regarding the appropriate balance between risk and return considerations in our business. We also perform an annual capital stress test through which we simulate the worst case scenario published by the FRB and evaluate the effect on the capital position of the Company. We seek to build a risk management culture through educational seminars for our employees, management analysis of risk scenarios, risk performance studies and the formulation of contingency plans.

        Our lenders are our first line of defense for assuring credit quality and the integrity of our risk rating process. Our lenders must have an understanding of the nature of the borrower's ability to repay and the nature and value of the underlying collateral. We currently outsource the internal loan review to a major independent firm. The firm conducts a minimum of one onsite review each year covering approximately 35% of our Commercial loan portfolio and approximately 2% of our Residential portfolio. The Commercial loan review procedures include a credit quality assessment (including independent risk rating) along with a standard documentation review. The Residential loan review examines compliance with Bank policy and loan documentation testing.

        Our management of interest rate risk is overseen by our Board ALCO, and implemented by our Management ALCO based on a risk management infrastructure approved by our board of directors that outlines reporting and measurement requirements. In particular, this infrastructure sets limits, calculated quarterly, for various interest rate-related metrics, our economic value of equity and net interest income simulations involving parallel shifts in interest rate curves. Steepening and flattening yield curves and various prepayment and deposit duration assumptions are prepared at least annually. Our interest rate management policies also require periodic review and documentation of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates and deposit durations based on historical analysis.

Competition

        The financial services industry is highly competitive as we compete for loans, deposits and customer relationships in our market. Competition involves efforts to retain current clients, make new loans and obtain new deposits, increase the scope and sophistication of services offered and offer competitive interest rates paid on deposits and charged on loans. Within our branch footprint, we primarily face competition from national, regional and other local financial institutions that have established branch networks throughout the San Francisco and Los Angeles areas as well as new markets, giving them visible retail presence to customers.

        In mortgage banking, we face competition from a wide range of national financial institutions, regional and local community banks, as well as credit unions and national mortgage underwriters. In commercial banking, we face competition to underwrite loans to sound, stable businesses and real estate projects at competitive price levels that make sense for our business and risk profile. Our major commercial bank competitors include larger national, regional and local financial institutions that may have the ability to make loans on larger projects than we can or provide a larger mix of product offerings. We also compete with smaller local financial institutions that may have aggressive pricing and unique terms on various types of loans and, increasingly, financial technology platforms that offer their products exclusively through web-based portals.

        In retail banking, we primarily compete with national and local banks that have visible retail presence and personnel in our market areas. The primary factors driving competition in consumer banking are customer service, interest rates, fees charged, branch location and hours of operation and the range of products offered. We compete for deposits by advertising, offering competitive interest rates and seeking to provide a higher level of personal service. We also face competition from non-traditional alternatives to banks such as credit unions, money centers, money market mutual funds and cash management accounts.

        We believe our ability to provide a flexible, sophisticated product offering and an efficient process to our customers allows us to stay competitive in the financial services environment. Our local presence and hands-on approach enables us to provide a high level of service that our customers value.

Other Subsidiaries

        Quantum Capital Management.    In April 2017 we acquired Quantum, an investment management platform that historically focused on hedged equity and mid-cap, small-cap and micro-cap portfolio strategies. As of September 30, 2017, Quantum had $462 million in assets under management. We expect Quantum to provide an investment service platform to help diversify our fee-based income.

        Sterling Wealth Management.    Sterling Wealth Management, a subsidiary of the Bank, provides wealth management services to certain of our customers. To date, Sterling Wealth Management has not been a significant contributor to our non-interest income. We have a customer service representative training program to establish a traditional fee-based, wealth management platform that will deliver a sustainable revenue stream for the Bank while providing clients with an enhanced level of investment advisory services. We believe that our recent acquisition of Quantum will produce synergies to provide professional research, market analysis, lead generation, and referrals from the two subsidiaries.

Information Technology Systems

        We devote significant resources to maintain stable, reliable, efficient and scalable information technology systems. We utilize our own single, highly integrated core processing system that improves cost efficiency and protects us against escalating rates and termination fees from third party providers and positions us to be in control of new practice development and time to market. We work with our third party vendors to monitor and maximize the efficiency of our use of their applications. We use integrated systems to originate and process loans and deposit accounts, which reduces processing time, improves customer experience and reduces costs.

        We have an Information Security Officer who reports to the General Counsel, whom we charge with the review and implementation of strategies, policies, managed services, technology, and any other resource that could aid in the effort against cybercrime. Our Information Systems ("IS") Department proactively identifies and monitors systems to analyze risk to the organization and implement mitigating controls where appropriate. Formal business continuity and disaster recovery exercises are conducted annually. Additionally, we involve independent firms to perform an audit and internal and external penetration tests on our IS systems on at least an annual basis.

Employees

        As of September 30, 2017, we had 294 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

        Our corporate headquarters is located at One Towne Square, Suite 1900, Southfield, Michigan 48076. In addition to our corporate headquarters, we operate 20 branch offices located in the San Francisco metropolitan area, 4 branch offices in the Los Angeles metropolitan area, one branch located in New York City and one loan production office near Seattle, Washington as of August 31, 2017. We lease our corporate headquarters and all of our retail branch offices at what we believe to be market rates.

Legal and Regulatory Proceedings

        We operate in a highly regulated environment. From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

SUPERVISION AND REGULATION

General

        As a federal savings bank, Sterling Bank is subject to primary examination and regulation by the OCC and, as an insured depository institution, the FDIC. The federal system of regulation and supervision establishes a comprehensive framework of activities in which Sterling Bank may engage and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund rather than our shareholders. Sterling Bank also is a member of, and owns stock in, the Federal Home Loan Bank of Indianapolis, which is one of the 11 regional banks in the Federal Home Loan Bank System.

        As a unitary thrift holding company, Sterling Bancorp is required to comply with the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Sterling Bancorp will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

        Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of loan loss reserves for regulatory purposes; and establish the timing and amounts of assessments and fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings are inherently subjective and the receipt of a less than satisfactory rating in one or more category may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Sterling Bank or Sterling Bancorp, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

        In addition, we must comply with anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to expand our branch network or acquire other financial institutions.

        Any change in applicable laws or regulations, whether by the OCC, the FDIC, the Federal Reserve Board or Congress, could have a material adverse impact on the operations and financial performance of Sterling Bancorp and Sterling Bank.

        Set forth below is a brief description of material regulatory requirements that are or will be applicable to Sterling Bank and Sterling Bancorp. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Sterling Bank and Sterling Bancorp.

Federal Banking Regulation

        Business Activities.    A federal savings bank derives its lending and investment powers from the Home Owners' Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, Sterling Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. Sterling Bank may also establish subsidiaries that may engage in certain activities not otherwise permissible for Sterling Bank, including wealth and investment management.

        Capital Requirements.    Federal regulations require Sterling Bancorp and Sterling Bank to meet several minimum capital standards. In the case of Sterling Bank, minimum capital standards include a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio. These capital requirements were effective January 1, 2015 and are the result of a final rule implementing recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

        In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common shareholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the OCC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

        In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement is being phased in, a process which began January 1, 2016 at 0.625% of risk-weighted assets and increases by such amount each year until fully implemented at 2.5% of risk-weighted assets on January 1, 2019.

        At September 30, 2017, the Company and the Bank met all regulatory capital requirements to which they are subject.

        Loans-to-One Borrower.    Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of September 30, 2017, Sterling Bank was in compliance with the loans-to-one borrower limitations.

        Qualified Thrift Lender Test.    As a federal savings bank, Sterling Bank must satisfy the qualified thrift lender, or "QTL," test. Under the QTL test, Sterling Bank must maintain at least 65% of its "portfolio assets" in "qualified thrift investments" (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of the most recent 12-month period. "Portfolio assets" generally means total assets of a savings bank, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings bank's business.

        Sterling Bank also may satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code of 1986, as amended. This test generally requires a savings bank to have at least 75% of its deposits held by the public and earn at least 25% of its income from loans and U.S. government obligations. Alternatively, a savings bank can satisfy this test by maintaining at least 60% of its assets in cash, real estate loans and U.S. Government or state obligations.

        A savings bank that fails the qualified thrift lender test must operate under specified restrictions set forth in the Home Owners' Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action. At September 30, 2017, Sterling Bank satisfied the QTL test.

        Capital Distributions.    Federal regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the savings bank's capital account. A federal savings bank must file an application with the OCC for approval of a capital distribution if:

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  the total capital distributions for the applicable calendar year exceed the sum of the savings bank's net income for that year to date plus the savings bank's retained net income for the preceding two years;

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  the savings bank would not be at least adequately capitalized following the distribution;

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  the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

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  the savings bank is not eligible for expedited treatment of its filings, generally due to an unsatisfactory CAMELS rating or being subject to a cease and desist order or formal written agreement that requires action to improve the institution's financial condition.

        Even if an application is not otherwise required, every savings bank that is a subsidiary of a unitary thrift holding company, such as Sterling Bank, must still file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution.

        A notice or application related to a capital distribution may be disapproved if:

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  the federal savings bank would be undercapitalized following the distribution;

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  the proposed capital distribution raises safety and soundness concerns; or

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  the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

        In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.

        Community Reinvestment Act and Fair Lending Laws.    All federal savings banks have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low and moderate-income borrowers. In connection with its examination of a federal savings bank, the OCC is required to assess the federal savings bank's record of compliance with the Community Reinvestment Act. A savings bank's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branch expansion or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

        The Community Reinvestment Act requires all institutions insured by the Federal Deposit Insurance Corporation to publicly disclose their rating. Sterling Bank received a "satisfactory" Community Reinvestment Act rating in its most recent federal examination.

        Transactions with Related Parties.    A federal savings bank's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as Sterling Bank. Sterling Bancorp is an affiliate of Sterling Bank because of its control of Sterling Bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the OCC has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of the bank's capital stock and surplus. There is an aggregate limit of 20% of the bank's capital stock and surplus for such transactions with all affiliates. The term "covered transaction" includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any "low quality asset" from an affiliate. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

        A bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an "insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O. The aggregate amount of a bank's loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to national banks. Aggregate loans by a bank to its insiders and insiders' related interests may not exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank's loans to its executive officers, may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider's related interests, would exceed the lesser or $500,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of collectability. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank. As of September 30, 2017, none of our insiders had any outstanding loans with the Bank.

        Enforcement.    The OCC has primary enforcement responsibility over federal savings banks and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, shareholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings bank. Formal enforcement action by the OCC may range from the issuance of a capital directive, formal agreement or cease and desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the OCC that enforcement action be taken with respect to a particular savings bank. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

        Standards for Safety and Soundness.    Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

        Interstate Banking and Branching.    Federal law permits well capitalized and well managed holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, among other things, certain amendments made by the Dodd-Frank Act permit banks to establish de novo branches on an interstate basis provided that branching is authorized by the law of the host state for the banks chartered by that state.

        Prompt Corrective Action.    Federal law requires, among other things, that federal bank regulators take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The applicable OCC regulations were amended to incorporate the previously mentioned increased regulatory capital standards that were effective January 1, 2015. Under the amended regulations, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

        At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the Federal Reserve Board to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

        At September 30, 2017, Sterling Bank met the criteria for being considered "well capitalized."

        Insurance of Deposit Accounts.    The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as Sterling Bank. Deposit accounts in Sterling Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

        Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution's risk category and certain specified risk adjustments. Institutions deemed to be less risky pay lower rates while institutions deemed riskier pay higher rates. Assessment rates (inclusive of possible adjustments) currently range from 2 1/2 to 45 basis points of each institution's total assets less tangible capital. The FDIC may increase or decrease the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking. The FDIC's current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution's deposits.

        The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC, which has exercised that discretion by establishing a long range fund ratio of 2%.

        The FDIC has authority to increase insurance assessments. Any significant increases could have an adverse effect on the operating expenses and results of operations of Sterling Bank. We cannot predict what assessment rates will be in the future.

        Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that may lead to termination of our deposit insurance.

        In addition to the FDIC assessments, the Financing Corporation ("FICO") is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and

Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the 2nd quarter expense paid in the quarter ended September 30, 2017, the annualized FDIC assessment was equal to 5.64 basis points of total assets less tangible capital.

        Supervisory Assessments.    OCC-chartered banks are required to pay supervisory assessments to the OCC to fund its operations. The amount of the assessment paid by a federally-chartered bank to the OCC is calculated on the basis of the institution's total assets, including consolidated subsidiaries, as reported to the OCC. During the year ended December 31, 2016, the Bank paid supervisory assessments to the OCC totaling $390 thousand.

        Privacy Regulations.    Federal regulations generally require that Sterling Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, Sterling Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Sterling Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

        USA Patriot Act.    Sterling Bank is subject to the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act contains provisions intended to encourage information sharing among bank regulatory agencies and law enforcement bodies and imposes affirmative obligations on financial institutions, such as enhanced recordkeeping and customer identification requirements.

        Prohibitions Against Tying Arrangements.    Federal savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Other Regulations

        Interest and other charges collected or contracted for by Sterling Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

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  Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

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  Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

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  Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

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  Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

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  Truth in Savings Act; governing disclosure of information about deposit accounts to customers;

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  Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and

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  Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

        The deposit operations of Sterling Bank also are subject to, among others, the:

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  Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

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  Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

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  Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Reserve System

        Under FRB regulations, Sterling Bank is required to maintain reserves at the Federal Reserve Bank against its transaction accounts, including checking and NOW accounts. The regulations currently require that reserves of 3% be maintained against aggregate transaction accounts over $15.5 million and 10% against that portion of total transaction accounts in excess of $115.1 million. The first $15.5 million of otherwise reservable balances are exempted from the reserve requirements. The Bank is in compliance with these requirements. The requirements are adjusted annually by the FRB. The FRB began paying interest on reserves in 2008, currently 1.25%.

Federal Home Loan Bank System

        Sterling Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank. Sterling Bank was in compliance with this requirement at September 30, 2017. Based on redemption provisions of the Federal Home Loan Bank of Indianapolis, the stock has no quoted market value and is carried at cost. Sterling Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of Indianapolis stock. As of September 30, 2017, no impairment has been recognized.

Holding Company Regulation

        Sterling Bancorp is a unitary thrift holding company subject to regulation and supervision by the Federal Reserve Board. The Federal Reserve Board has enforcement authority over Sterling Bancorp and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to Sterling Bank.

        As a unitary thrift holding company, Sterling Bancorp's activities will be limited to those activities permissible by law for financial holding companies. A financial holding company may engage in activities that are financial in nature, incidental to financial activities or complementary to a financial activity. Such activities include lending and other activities permitted for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, insurance and underwriting equity securities.

        Federal law prohibits a unitary thrift holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or unitary thrift holding company without prior written approval of the Federal Reserve Board, and from acquiring or retaining control of any depository institution not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider such things as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on and the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors. A unitary thrift holding company may not acquire a savings institution in another state and hold the target institution as a separate subsidiary unless it is a supervisory acquisition under Section 13(k) of the Federal Deposit Insurance Act or the law of the state in which the target is located authorizes such acquisitions by out-of-state companies.

        Capital Requirements.    As a unitary thrift holding company, Sterling Bancorp is subject to consolidated regulatory capital requirements that are similar to those that apply to Sterling Bank. See "Regulation and Supervision-Federal Banking Regulation-Capital Requirements."

        The Dodd-Frank Act extended the "source of strength" doctrine to unitary thrift holding companies. The Federal Reserve Board has promulgated regulations implementing the "source of strength" policy that require holding companies to act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

        The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies and unitary thrift holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Sterling Bancorp to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

        In order for Sterling Bancorp to be regulated as a unitary thrift holding company by the Federal Reserve Board, rather than as a bank holding company, Sterling Bank must qualify as a "qualified thrift lender" under federal regulations or satisfy the "domestic building and loan association" test under the Internal Revenue Code. Under the qualified thrift lender test, a savings institution is required to maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangible assets, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine out of each 12 month period. At September 30, 2017, Sterling Bank maintained 89.28% of its portfolio assets in qualified thrift investments and was in compliance with the qualified thrift lender requirement.

Sarbanes-Oxley Act of 2002

        The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

        Under the Change in Bank Control Act, no person may acquire control of a unitary thrift holding company such as Sterling Bancorp unless the Federal Reserve Board has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution's directors, or a determination by the regulator that the acquiror has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. Acquisition of more than 10% of any class of a unitary thrift holding company's voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with Sterling Bancorp following this offering, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

        In addition, federal regulations provide that no company may acquire control of a unitary thrift holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes subject to registration, examination and regulation by the Federal Reserve Board.

Emerging Growth Company Status

        The JOBS Act, which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an "emerging growth company." Sterling Bancorp, Inc. qualifies as an emerging growth company under the JOBS Act.

        An "emerging growth company" may choose not to hold shareholder votes to approve annual executive compensation (more frequently referred to as "say-on-pay" votes) or executive compensation payable in connection with a merger (more frequently referred to as "say-on-golden parachute" votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting, and can provide scaled disclosure regarding executive compensation. Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. Sterling Bancorp, Inc. has elected to comply with new or amended accounting pronouncements in the same manner as a public company.

        A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

MANAGEMENT

Our Directors and Executive Officers

        The following table states our directors' names, their ages as of September 30, 2017, the years that they began serving as directors and when their current term as directors of Sterling Bancorp, Inc. expires.

Name	Position(s) With the Company	Age at September 30, 2017	Director Since	Expiration of Term
Gary Judd	Chairman, Chief Executive Officer	76	2008	2019
Barry Allen	Director	72	1998	2018
Jon Fox	Director	74	1997	2018
Seth Meltzer	Director	41	2000	2019
Sandra Seligman	Director	70	1984	2020
Peter Sinatra	Director	49	2008	2020
Benjamin Wineman	Director	41	2013	2019
Lyle Wolberg	Director	47	2017	2018

        The following table sets forth information regarding our executive officers (other than Mr. Judd for whom information is provided above) and their ages as of the date of this prospectus. The executive officers of Sterling Bancorp, Inc. are appointed annually.

Name	Position(s) With the Company	Age at September 30, 2017
Thomas Lopp	President, Chief Financial Officer, Chief Operating Officer	53
Michael Montemayor	President Commercial and Retail Banking, Chief Lending Officer	48

The Business Background of Our Directors and Executive Officers

        The following is a brief discussion of the business and banking background and experience of our directors and executive officers for at least the past five years. With respect to directors, the biographies also contain information regarding the person's experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors and senior officers have held their positions for the past five years. Other than Seth Meltzer, who is the son of Sandra Seligman, the sister of the Bank's founder and the Company's Vice President, Scott Seligman, no director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director and none have any family relationship with any of our executive officers.

        Barry Allen, Director.    Mr. Allen, CPA has served as a member of our Board since 1998. He has been a member of the board of directors, chairman of the audit committee, member of the loan committee, and member of the asset and liability committee of Sterling Bank and Trust, F.S.B. since 1998. Mr. Allen was the Regional Managing Partner, Owner, Member of the Management Committee, and Director of Baker Tilly Virchow Krause, LLP positions. Mr. Allen began his career at PriceWaterhouseCoopers, LLP as a junior accountant in 1969. He resigned in 1972 to found Barry Allen & Associates, P.C. and developed it into a prestigious boutique CPA and Tax Firm, providing services to small and medium sized companies. In 1982, he partnered with another firm and formed Nemes Allen & Company, PLLC, where he was Managing Partner until 2003. Mr. Allen served middle market companies and high net worth individuals. Mr. Allen has previously served on the Board of Directors and acted as Treasurer of Forgotten Harvest, a food rescue organization. Additionally, he served on the Board of Directors of Pathway Family Centers, an adolescent addiction and recovery center. He has a BBA from the University of Detroit, and is a certified public accountant. He also was a Certified Insolvency and Reorganization Accountant, and had a State of Michigan Insurance License in the past. He currently serves on the Board of the Riviera Dunes Marina Condominium Association as Treasurer, and on the Board of Legend Valve, Inc., a non-publicly traded company.

        Our Board believes that Mr. Allen should serve as a director because of his extensive experience in the business and financial world, as well as his particular expertise in accounting and management issues.

        Jon Fox, Director.    Mr. Fox has served as a member of our Board since 1997. Mr. Fox has forty-two years of financial experience, including twenty years of executive level commercial banking management experience. Mr. Fox was an advisor for PEM, a real estate holding company, a founder of the Americans for International Aid and Adoption, and a Director for the Community Housing Network since 1976. Previously, Mr. Fox was a Director of the Macomb Savings Bank, Mortgage Bankers Association, Kiwanis #1 (Detroit) from 1966 to 1967, and Clawson Manor from 1965 to 1967. Mr. Fox was also the Head of Commercial Lending in Detroit, Michigan at City National Bank in 1964, and was a prior Head of Commercial Real Estate Lending at Comerica. He was a board member of Ryan Homes from 1965 to 1967, the President of Fox Manor from 1967 to 1970, and an Advisor and Finance Committee member of Vista Maria from 1963 to 1965. He has a BS in Finance from Wayne State University.

        Our Board believes that Mr. Fox should serve as a director because of his significant financial and executive level commercial banking experience.

        Seth Meltzer, Director.    Mr. Meltzer has served as a member of our Board since October 2000. Mr. Meltzer has worked for the Seligman Group, a family owned real estate and investment company, as its President since 2001. Mr. Meltzer worked for various subsidiaries of the Seligman Group from 1991 to 1998. Mr. Meltzer interned at Sterling Bank and Trust, F.S.B. from 1993 until 1997. In 1998, Mr. Meltzer began work for Seligman & Associates, Inc. as its Vice President until his promotion to President. Mr. Meltzer led the Bank's initial development of online banking from 1998-2001. He has since ran the Seligman Group's management affiliate (Seligman Western Enterprises, Ltd.) from 2005 to date. Mr. Meltzer is a director of the Seligman Family Office and President/CEO of the Seligman Group. He is a director of both the Company and the Seligman Group. He has a BS in Finance from the University of Arizona.

        Our Board believes that Mr. Meltzer should serve as a director because of his investment expertise and deep historical knowledge of the Company. He helped guide the Bank through the 2008 financial crisis and was instrumental in curing Sterling's troubled asset and OREO portfolio. He currently chairs the Bank's ALCO Committee.

        Sandra Seligman, Director.    Ms. Seligman has served as a member of our Board since its inception. Ms. Seligman is a philanthropist, actively dedicating her professional time and expertise to the charitable communities of Greater Detroit, Miami, and New York City. Through the Seligman Family Foundation, Ms. Seligman contributes to the Mount Sinai Medical Center in Florida, the University of San Francisco Medical Center in California, the Beaumont Health System, and Wayne State University Medical School in Michigan. In addition to Sterling Bancorp and Sterling Bank and Trust, F.S.B. Board of Directors, where she has been a member of the boards since 1984. Ms. Seligman currently sits on the Board of Directors of the Wolfsonian-Florida International University, the Museum of Contemporary Art of Detroit, the Detroit Institute of Arts, and the Jewish Women's Foundation of the Jewish Federation of Detroit. She has a BS from Michigan State University.

        Our Board believes that Ms. Seligman should serve as a director because of her long term commitment to and experience with the Company. Additionally, Ms. Seligman's significant involvement with community and charitable groups brings unique insights to the Board.

        Peter Sinatra, Director.    Mr. Sinatra has served as a member of our Board since 2004, as Chairman of our Compensation Committee since 2008, and as CEO of Quantum since 2010. Mr. Sinatra is also a Senior Managing Partner with The Seligman Group Family Office since 2004. He is a member of Seligman's Investment Committee, managing traditional and privately held investments in the community banking, commercial real estate, aerospace, film, and asset management industries since 2004. Prior to joining Seligman, Mr. Sinatra held leadership positions with Bank of America, N.A. in Divisional Sales Management from 1999 to 2004 and with Fidelity Investments in Product Management & Development from 1993 to 1999. Mr. Sinatra started his career at Arthur Andersen & Co. as a consultant in the financial services industry in 1991. Mr. Sinatra has served on numerous boards, including Sentient Flight Group from 2007 to 2009. He is a member of the CFA Institute, the Boston Security Analysts Society, the San Francisco Security Analysts Society, and the Investment Management Consultants Association (IMCA). Mr. Sinatra received his BA in Mathematics from College of the Holy Cross.

        Our Board believes that Mr. Sinatra should serve as a director because of his considerable experience in the financial, institutional asset and wealth management industries.

        Benjamin Wineman, Director.    Mr. Wineman has served as a member of our Board since 2013. Mr. Wineman has extensive commercial real estate and financial experience. Currently, Mr. Wineman is a Principal at Mid-America Real Estate Corporation, where he has worked since 2001. Mid-America is based in Chicago, Illinois, and is one of the companies within Mid-America Real Estate Group, a midwestern full-service retail real estate organization with offices in Chicago (downtown and suburban Oakbrook Terrace), Detroit, Milwaukee, and Minneapolis. Mr. Wineman co-leads Mid-America's Retail Investment Sales Group, focusing specifically on the disposition of shopping centers and retail properties throughout the greater Midwest region for institutional, REIT, and private owners. Prior to employment with Mid-America, Mr. Wineman worked at LaSalle Investment Management (JLL) as a Financial Analyst in the Private Equity Acquisitions Group, where he was responsible for the valuation, due diligence, and closing of commercial real estate transactions on behalf of its institutional pension fund clients from 1998 to 2001. Mr. Wineman graduated from DePauw University in 1998 with a Bachelor's of Arts Degree. Within the International Council of Shopping Centers (ICSC), he is a member of the Illinois State Committee and the Government Relations National Economic Policy Sub-Committee. Within the community, Mr. Wineman is a member of the Executive Committees of the Harold E. Eisenberg Foundation and the Ravinia Festival Associates Board, where he is the incoming Board President.

        Our Board believes that Mr. Wineman should serve as a director because of his extensive commercial real estate and financial experience.

        Lyle Wolberg, Director.    Mr. Wolberg joined our Board in August 2017. He is one of the founding partners of Telemus Capital Partners, a financial advisory firm he co-founded in 2005. Mr. Wolberg was a former Financial Advisor at Merrill Lynch from 1994 to 1997 and Senior Vice President-Investments at UBS Financial Services from 1999 to 2005. Mr. Wolberg has more than twenty-one years of industry experience across all facets of financial wealth planning and investment management. He is a certified financial planner. He also serves on the Executive Board of Temple Shir Shalom, is a trustee for the Children's Hospital of Michigan Foundation, and is Past President and Co-Founder of the Berkley Educational Foundation.

        Our Board believes that Mr. Wolberg should serve as a director because of his extensive experience in the financial and wealth management industries.

        Gary Judd, Chairman and Chief Executive Officer.    Mr. Judd has served as our chairman, and chief executive officer since August 2008. Additionally, he served as our president from August 2008 until December 2016. He began his banking career with Citibank, serving over fifteen years, including assignments over eight years in international banking based in New York, the Middle East, and India. Mr. Judd held positions in commercial lending, operations, treasury/foreign exchange, and country management. He held domestic positions in the Operating Group in New York, Citicorp, working on acquisitions in California, and ending as Citibank's Consumer Group's senior executive for Manhattan south of Forty Second Street. Mr. Judd was also responsible as a business manager for a large-scale consumer banking system development project. He then served as a general partner of Campbell Oil, Ltd., a private oil and gas exploration and production company in Denver, Colorado.

        Mr. Judd was co-founder, president, chief executive officer, and director of Vectra Bank. After its sale to Zions Bancorporation, he served as president, chief executive officer, and chairman of Vectra Bank Colorado and as a vice president of Zions Bancorporation, serving on its Executive Committee. Mr. Judd then served as president and director of Metyor, Inc., a technology start-up company based in Sydney, Australia, before returning to banking as a senior executive and director with WestStar Bank/Vail Banks, becoming president and chief executive officer in 2004. Following the sale of Vail Banks to U.S. Bank, he served as chairman of U.S. Bank's Denver, Colorado Board. He holds a M.A. from Johns Hopkins University School of Advanced International Studies.

        Our Board believes that Mr. Judd should serve as a director because he has broad banking and executive management experience spanning fifty years.

        Thomas Lopp, President, Chief Financial Officer and Chief Operations Officer.    Mr. Lopp was elected President in December 2016, and has served as Chief Operating Officer since September 2009, and as Chief Financial Officer and Treasurer since 2002. He has been a member of the Company since 1997. In 2015, he obtained additional responsibility as the executive in charge of the Southern California expansion. Prior to serving as our Chief Financial Officer and Treasurer, he served as the Director of the Consumer Loan Division from 2000 to 2002 and the Divisional Controller from 1997 to 2000. Prior to joining the Company in 1997, he served as a senior financial analyst at First of America Bank Corporation, credit card product manager at NBD Bank, N.A., and credit card portfolio analyst for Security Bancorp, Inc., later acquired by First of America Bank Corporation.

        Michael Montemayor, President Commercial and Retail Banking, Chief Lending Officer.    Mr. Montemayor has served as our Chief Lending Officer since 2006 and has been with the Company since 1992. He has also served as Executive Vice President from 2006 to 2016 and President of Commercial and Retail Banking from December 2016 to present and has also served as the Retail Branch Executive from 2013 to present. Prior to serving as our Chief Lending Officer he worked as Director of Commercial Lending from 2003 to his appointment as Chief Lending Officer in 2006, Commercial Loan Officer from 1995 to 1997, Construction Lending Manager from 1997 to 2003 and Branch Manager/Regional Branch Manager and Residential Lending Supervisor from 1993 to 1995.

Board Independence

        Following the completion of this offering, we expect to be a "controlled company" under the rules of Nasdaq because more than 50% of our outstanding voting power will be held by the Seligman family trustee. See "Principal and Selling Shareholders." We do not intend to rely upon the "controlled company" exception relating to the board of directors and committee independence requirements under the rules of Nasdaq. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the audit committee requirements of the Exchange Act and the rules of Nasdaq. Absent the use of the "controlled company" exception, the rules of the NASDAQ Capital Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the NASDAQ Capital Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Capital Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Mr. Judd, Mr. Sinatra, Mr. Meltzer and Ms. Seligman, each of our current directors is an independent director, as defined under the applicable rules.

Election and Classification of Directors

        In accordance with the terms of our charter, our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms and is divided as follows:

  •
  The Class I directors are Jon Fox, Lyle Wolberg and Barry Allen. Their term will expire at the annual meeting of shareholders to be held in 2018.

  •
  The Class II directors are Gary Judd, Seth Meltzer, and Benjamin Wineman. Their term will expire at the annual meeting of shareholders expected to be held in 2019.

  •
  The Class III directors are Sandra Seligman and Peter Sinatra. Their term will expire at the annual meeting of shareholders be held in 2020.

Transactions With Certain Related Persons

        The Sarbanes-Oxley Act of 2002 generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from the prohibition for loans made by federally insured financial institutions, such as Sterling Bank, to their executive officers and directors in compliance with federal banking regulations. At September 30, 2017, we had no outstanding loans to directors or executive officers.

Committees of the Board of Directors

        Our board of directors has established or will establish prior to the completion of this offering standing committees, including an Audit Committee, Compensation Committee, and a Nominating Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

        Audit Committee.    The Audit Committee assists the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, and the performance of our internal audit and risk management function and independent auditors. Among other things, the Audit Committee:

  •
  appoints, evaluates and determines the compensation of our independent auditors;

  •
  reviews and approves the scope of the annual audit, audit fees and financial statements;

  •
  reviews disclosure controls and procedures, internal controls, internal audit function and corporate policies with respect to financial information;

  •
  oversees investigations into complaints concerning financial matters, if any;

  •
  reviews related party transactions as required; and

  •
  annually review the Audit Committee charter and periodically review the committee's performance.

        The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

        The Audit Committee is composed solely of members who satisfy the applicable independence and other requirements of the SEC and the NASDAQ Capital Market for Audit Committees and Mr. Allen is the Company's "audit committee financial expert" as such term is defined in applicable SEC regulations. The Audit Committee has adopted a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website upon commencement of this offering.

        Compensation Committee.    The Compensation Committee is responsible for discharging the board of directors' responsibilities relating to compensation of the executives and directors. Among other things, the Compensation Committee:

  •
  evaluates compensation strategies and policies;

  •
  reviews and approves objectives relevant to executive officer compensation;

  •
  evaluates performance and determines the compensation of the Chief Executive Officer and other executive officers in accordance with those objectives;

  •
  oversees the incentive compensation and equity-based plans and policies;

  •
  oversees management succession planning;

  •
  recommends to the board of directors compensation for directors;

  •
  prepares the Compensation Committee report required by SEC rules to be included in our annual report and proxy statement; and

  •
  annually reviews the Compensation Committee charter.

        The Compensation Committee has adopted a written charter that, among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website upon commencement of this offering.

        Nominating Committee.    The Nominating Committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the Nominating Committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to our board of directors concerning governance matters. Among other things, the Nominating Committee:

  •
  identifies qualified individuals to be directors consistent with the criteria approved by the board of directors and recommending director nominees to the full board of directors;

  •
  develops and oversees policies and procedures and review shareholder communications to the board;

  •
  review and make recommendations to the board of directors on its policies and practices related to corporate governance; and

  •
  annually review the Nominating Committee's charter.

        The written charter for our Nominating Committee will be available on our website upon commencement of this offering.

Code of Business Conduct and Ethics

        Our board of directors will adopt a code of business conduct and ethics (our "Code of Ethics") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to our General Counsel, One Towne Square, Suite 1900, Southfield, Michigan 48076.

        If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

        As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our "named executive officers."

        The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

        Our named executive officers, which consist of our principal executive officer and the Company's two other most highly compensated executive officers, are:

  •
  Gary Judd, Chief Executive Officer and Chairman of the Board

  •
  Thomas Lopp, President, Chief Operating Officer and Chief Financial Officer

  •
  Michael Montemayor, President Commercial and Retail Banking, Chief Lending Officer

Summary Compensation Table

        The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal year ended December 31, 2016 for each of our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)(1)
Gary Judd, Chief Executive Officer	2016	$250,000	$350,000	$0	$600,000
Thomas Lopp, President, COO and CFO	2016	$168,701	$72,500	$28,159	$269,360
Michael Montemayor, Chief Lending Officer	2016	$166,586	$75,000	$38,296	$279,882

(1)
Each named executive officer also received miscellaneous perquisites in amounts of less than $10,000 in 2016.

        No equity awards were granted to our named executive officers in 2016 and there were no outstanding equity awards as of December 31, 2016.

        The bonus amount set forth above with respect to Mr. Judd was determined pursuant to his employment agreement described below. With respect to Messrs. Lopp and Montemayor, bonuses are discussed by the Compensation Committee at the beginning of each fiscal year based on various performance metrics that are driven by the Company's annual strategic plan. Following determination of Company performance for the applicable year, Mr. Judd makes a recommendation to the Compensation Committee with respect to the appropriate bonus amounts for Messrs. Lopp and Montemayor in light of such results. The final bonus amount is then determined by the Compensation Committee. Following completion of its initial public offering, the Company anticipates that its Compensation Committee will review its compensation programs in light of customary public company practice, and its bonus criteria and determinations may materially differ in the near term.

Employment Agreements

        The Company and the Bank jointly entered into an employment agreement with Gary Judd, our Chairman of the Board and Chief Executive Officer, in July 2008, as amended. Under the terms of the agreement, Mr. Judd was initially entitled to an annual base salary of $225,000, which may be adjusted annually in the discretion of the Board. Mr. Judd was also entitled to an annual bonus in the discretion of the Board based upon the achievement of objectives set by the Board.

        The employment agreement may be terminated by either party, with or without cause, and due to death, disability and mutual agreement. If Mr. Judd is terminated for any reason, he is entitled to any base salary earned but not yet paid, any bonus awarded but not yet paid, reimbursement of business expenses incurred but not yet paid and any other benefits accrued and earned through the date of termination in accordance with applicable plans and programs of the Bank. If he is terminated without cause, in addition, he will be entitled to a continuation of his base salary, at the rate in effect on the date of his termination for a period of one year (the "Severance Period") and continued participation in benefit programs and plans and other benefits made available to employees of the Bank until the expiration of the Severance Period. In the event Mr. Judd is unable to participate in any employee benefit plan based on its terms, he will receive the economic equivalent of the benefits provided under the plan through the end of the Severance Period. The employment agreement also contains confidentiality and non-competition provisions.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Incentive Compensation Plans

        The Company does not currently have any equity compensation plans in place, but will adopt an equity incentive plan prior to closing the initial public offering, which is described below.

2017 Omnibus Equity Incentive Plan

        The purposes of the Sterling Bancorp, Inc. Omnibus Equity Incentive Plan (the "Omnibus Plan") are to promote the interests of the Company and its shareholders by providing eligible employees, directors and consultants with additional incentives to remain with the Company and its subsidiaries, to increase their efforts to make the Company more successful, to reward such persons by providing an opportunity to acquire shares of common stock on favorable terms, and to attract and retain the best available personnel to participate in the ongoing business operations of the Company.

Shares Subject to the Omnibus Plan.

        Initially, there will be            shares of our common stock reserved for issuance under the Omnibus Plan. No awards have yet been granted under the Omnibus Plan. The common stock may be authorized, but unissued, or reacquired common stock.

Administration of the Omnibus Plan.

        The Omnibus Plan may be administered by the Compensation Committee or such other committee or individuals as appointed by the Board of Directors. Each committee shall have such authority and be responsible for such functions as the Board of Directors has assigned to it. Members of the committee shall serve for such period of time as the Board of Directors may determine and shall be subject to removal by the Board of Directors at any time. The Board of Directors may also at any time terminate the functions of the committee and reassume all powers and authorities previously delegated to the committee.

Types of Awards.

        The Omnibus Plan provides for the award of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares.

        Options.    The Omnibus Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended, and also options to purchase shares of common stock that do not qualify as incentive stock options.

        An optionee, or a transferee of an optionee, shall have no rights as a shareholder of the Company with respect to the shares of common stock made subject to an option unless and until such optionee exercises such option and is issued the shares purchased thereby. No adjustments shall be made for distributions, dividends, allocations, or other rights with respect to any shares of common stock prior to the exercise of such option.

        The terms of any option shall be set forth in an award agreement in such form as the committee shall from time to time determine, pursuant to the terms and conditions of the Omnibus Plan. No Option shall have a term in excess of ten (10) years from the date that the option is granted. In no event shall the exercise price of any common stock made the subject of an option be less than the fair market value of such common stock, determined as of the date of the grant. Except as set forth otherwise in an award agreement, options will generally be forfeited upon a termination of a participant's employment or service for cause, and a participant will generally have up to the earlier of (i) three (3) months following the date services cease or the expiration of the date of the option to exercise any vested option for a termination for any reason other than cause, death or disability, and (ii) twelve (12) months or the expiration of the date of the option to exercise any vested option for a termination due to death or disability.

        Restricted Stock Awards.    The Omnibus Plan permits the granting of restricted stock awards, which are subject to such restrictions, conditions and other terms as the committee may determine in addition to those set forth in the Omnibus Plan.

        The committee may, at the time a grant is made, prescribe restrictions in addition to or other than time vesting, including the satisfaction of corporate or individual performance objectives, which shall be applicable to all or any portion of the restricted stock. None of the restricted stock may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of prior to the date on which such restricted stock vests in accordance with the Omnibus Plan. Except as otherwise determined by the committee, prior to vesting, holders of restricted stock shall not have the right to vote such shares or the right to receive any dividends; and such shares shall be forfeited immediately and permanently in the event of termination. However, a participant shall become 100% vested in his or her restricted stock in the event he or she terminates employment by reason of death or disability.

        Restricted Stock Units.    The Omnibus Plan permits the granting of restricted stock units to be granted at any time as determined by the committee and subject to an award agreement for the participant. At any time after the grant of restricted stock units, the committee may reduce or waive any vesting criteria that must be met to receive a payout as long as such reduction or waiver does not violate Code Section 409A. The committee may award dividend equivalents in connection with the grant of restricted stock units that may be settled in cash, in shares of equivalent value, or in some combination thereof. All unearned restricted stock units will be forfeited to the Company, in accordance with the terms of the award agreement.

        Stock Appreciation Rights.    The Omnibus Plan permits the granting of stock appreciation rights ("SARs"), which are rights to receive a number of shares of common stock or, in the discretion of the committee, an amount in cash or a combination of shares of common stock and cash. The per share base price for exercise or settlement of SARs shall be determined by the committee, but shall be a price that is equal to or greater than the fair market value of such shares. Generally, the base price of SARs may not be reduced without shareholder approval. When a participant exercises his or her SARs, the stock options related to such SARs shall automatically be cancelled with respect to an equal number of underlying shares.

        Performance Awards.    Performance units and performance shares may also be granted under the Omnibus Plan. Performance units and performance shares are awards granted to eligible employees, consultants or outside directors at any time that will result in a payment to a participant only if performance goals established by the committee are achieved. Each performance share shall have an initial value equal to the fair market value of a share of common stock on the date of the grant. The committee shall set performance goals, which depending on the extent to which they are met, will determine the number and/or value of performance units or shares that will be paid out to the participants. The committee may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the committee.

        Payment of earned performance units or shares shall be made in a single lump sum, within a specified number of days following the close of the applicable performance period. Performance units and shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, a participant's rights under the Omnibus Plan shall be exercisable during the participant's lifetime only by the participant or the participant's legal representative.

Adjustments.

        The committee will make appropriate adjustments in outstanding awards and the number of shares of common stock available for issuance under the Omnibus Plan should any change be made to the common stock by reason of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class without the Company's receipt of consideration.

Amendments and Termination.

        The Omnibus Plan will become effective on the date of its adoption by the Board of Directors. Unless earlier terminated, the Omnibus Plan shall terminate automatically ten (10) years after its adoption only with respect to the Company's ability to grant incentive stock options under the Omnibus Plan. The Board of Directors may terminate or amend the Omnibus Plan at any time and for any reason, in its discretion; however, certain amendments, including amendments that increase the number of shares of common stock available for issuance under the Omnibus Plan or change the class of persons who are eligible for the grant of incentive stock options, shall be subject to the approval of the Company's shareholders. Amendments will be submitted for shareholder approval to the extent necessary and desirable to comply with applicable laws.

Change in Control.

        In the event that the Company is a party to a change of control, generally, outstanding awards that are not yet vested shall be subject to the agreement of merger or consolidation or asset sale. With regard to options, the committee, in its discretion may provide that options shall become 100% vested and exercisable on the date of the change of control. However, each option that is assumed or otherwise continued in effect in connection with a change of control shall be appropriately adjusted, immediately after such change of control to apply to the number and class of securities which would have been issuable to the optionee in connection with the consummation of such change of control had the option been exercised immediately prior to such change of control. With respect to restricted stock, a participant shall be 100% vested on the date of a change of control.

Forfeiture Provision.

        To the extent an award of our common stock expires, is surrendered pursuant to an exchange program or becomes unexercisable without having been exercised, forfeited to or repurchased by the Company due to failure to vest, the unpurchased shares will become available for future grant or sale under the Omnibus Plan, unless the Omnibus Plan has terminated. Notwithstanding the foregoing (and except with respect to shares of restricted stock that are forfeited rather than vesting), shares that have actually been issued under the Omnibus Plan under any award will not be returned to the Omnibus Plan and will not become available for future distribution under the Omnibus Plan; provided, however, that if shares issued pursuant to awards granted under the Omnibus Plan are repurchased by or are forfeited to the Company, such shares will become available for future grant under the Omnibus Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Omnibus Plan. To the extent an award under the Omnibus Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Omnibus Plan.

Director Compensation

        The following table sets forth for the year ended December 31, 2016 certain information as to total compensation paid to non-employee directors. Mr. Judd did not receive any additional compensation for service on the Board or the Bank's board of directors. In addition, Mr. Wolberg was appointed to the Board in August of 2017 and is not included in the table below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Barry Allen	$33,500	0	$33,500
Jon Fox	$33,500	0	$33,500
Seth Meltzer	0	0	0
Sandra Seligman	0	0	0
Peter Sinatra	0	0	0
Benjamin Wineman	$32,500	0	$32,500

Director Fees

        Board members of the Company receive fees for board and committee meetings attended. Board members currently receive $1,250 for each Board meeting, $250 for each committee meeting attended, and $500 for each committee meeting chaired. In 2016, Board fees were $1,000 per meeting and $250 for each committee meeting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements with directors and executive officers described in "Executive Compensation" above, the following is a description of transactions since January 1, 2016, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Policies and Procedures Regarding Related Party Transactions

        Transactions by the Company or Bank with related parties are subject to certain regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). Both the Company and the Bank have Affiliate Transactions Policies. The Affiliate Transaction Policy limits covered transactions with any single affiliate to less than 10%, and with all affiliates, to less than 20%, of unimpaired capital and surplus. All covered transactions with affiliates must be made on terms and conditions that are consistent with safe and sound banking practices, and require appropriate security. Neither the Company nor the Bank may purchase low-quality assets from an affiliate. Transactions between the Company or Bank and affiliates must be made on terms and under circumstances that are substantially the same, or at least as favorable to the Company or the Bank, respectively, as those prevailing at the time for comparable transactions with unaffiliated companies. All service agreements are reviewed annually. No loans or extensions of credit will be made to an affiliate unless the affiliate is engaged in activities that a bank holding company may conduct.

        The Bank's Regulation O Policy requires any extension of credit to insiders be on the same terms as, and following the same underwriting procedures, as those in place for non-insider customers. The Board of Directors must approve any loan to an insider which does not qualify as an exception and that causes the aggregate of loans outstanding to that individual and any related interests of that individual to exceed $25,000, or 5%, of the Bank's capital. The aggregate of all loans to insiders shall not exceed 5% of the Bank's equity capital. As for executive officers of the Bank, general purpose loans may not exceed $100,000 in the aggregate or 2.5% of capital, whichever is less, and all such loans must be reported to the Board of Directors. All loans to directors and officers, including renewals, require the prior approval of the Board of Directors with the exception of mortgage loans on an officer or director's primary residence when made in accordance with underwriting standards acceptable to the secondary market. All insiders are identified on an annual basis, and are required to submit an annual report of borrowings from the Bank.

        Our Board of Directors will adopt a related person transactions policy, effective upon consummation of this offering, pursuant to which our executive officers, directors and principal shareholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our Audit Committee, another independent committee of our board or the full board. Any request for us to enter into a transaction with an executive officer, director, principal shareholder or any of such persons' immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our Audit Committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person's interest in the transaction and, if applicable, the impact on a director's independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Indemnification of Officers and Directors

        Our amended and restated bylaws will generally require us to indemnify our officers and directors to the fullest extent permitted by law, and to advance expenses incurred by our directors and officers prior to the final disposition of any action or proceeding arising by reason of the fact that any such person is or was our agent. In addition, our amended and restated bylaws will permit us to provide such other indemnification and advancement of expenses to our other employees and agents as permitted by law and authorized by the Board from time to time. We will also have the power to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her status as such, regardless of whether we would have the power to indemnify such person against such liability pursuant to our amended and restated bylaws.

Related-Party Transactions

  Lease Agreements

        The Bank has a sublease agreement with Seligman & Associates ("S&A") for office space, plus related expenses, in Southfield, MI at an annual amount of $16,012 for 2017. The Bank also reimburses S&A for usage of the S&A Bloomberg terminal and other miscellaneous expenses.

        The Bank leases 7,560 square feet of warehouse space from S&A at 1630 Thorncroft in Troy, MI at an annual base rent of $39,236 for 2017. In addition to the lease amount, the Bank reimburses S&A for a proportionate share of certain expenses, such as property tax, utilities, snow removal and lawn care. The Bank directly reimburses S&A for long-distance telephone carrier access.

        The Bank leases office space from Transamerica Pyramid Properties, LLC in San Francisco under the lease agreement dated August 26, 2016. In turn, the Bank subleases 75% of that space to Pioneer Realty, a subsidiary of S&A, at an annual base rent amount of $254,775 for 2017.

        The Bank also subleases storage space at 545 Sansome Street from Pioneer Realty, an affiliate of S&A, for an annual base rent amount of $3,000 for 2017.

  Charitable Donations

        From time to time, the Company makes charitable donations to the Seligman Family Foundation, including $900 thousand in 2016 and $675 thousand through September 30, 2017. Ms. Seligman and Mr. Meltzer are members of the Board of Trustees of the Seligman Family Foundation.

  Other Family Relationships

        Sandra Seligman is a Director of the Company and the Bank and is the sister of the Bank's founder, Scott J. Seligman. In 2016 and 2017 to date Sandra Seligman did not receive compensation for her service to the Board of Directors or any other compensation from the Company.

        Seth Meltzer is a Director of the Company and the Bank and is the son of Sandra Seligman. In 2016 and 2017 to date, Mr. Meltzer did not receive compensation for his service to the Board of Directors or any other compensation from the Company.

  Purchase of Quantum

        In April 2017, the Bank acquired 100% of the assets of Quantum, an investment advisory company, from related entities of the Company, including Mr. Sinatra, a member of the Board. The purchase price of $2.9 million was derived from a valuation performed by Plante & Moran, LLC, an independent public accounting firm. In addition to a payment of $584 thousand for his 20% equity stake in Quantum, Mr. Sinatra has received salary compensation of $192 thousand in his role as CEO of Quantum from the closing of the acquisition through August 31, 2017 pursuant to a pre-existing employment agreement between Quantum and Mr. Sinatra.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information as of September 30, 2017 regarding the beneficial ownership of our common stock, and as adjusted to reflect the completion of this offering:

  •
  each shareholder known by us to beneficially own more than 5% of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling shareholder.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person's name.

        The percentage of beneficial ownership is based on 45,271,000 shares of our common stock outstanding as of September 30, 2017 and                        shares to be outstanding after the completion of this offering (or                        shares if the underwriter exercises its purchase option in full). The information in the table below assumes that 5,072,000 outstanding shares of our non-voting common stock will become voting common stock, to be effected prior to the completion of this offering.

        Unless otherwise indicated, the address for each listed shareholder is: c/o Sterling Bancorp, Inc., One Towne Square, Suite 1900, Southfield, Michigan 48076.

				Shares Beneficially Owned After the Offering
	Shares Beneficially Owned as of September 30, 2017
					Percent, assuming no exercise of underwriter's purchase option	Percent, assuming full exercise of underwriter's purchase option
Name and Address of Beneficial Owner	Number of Shares	Percent	Shares to be Sold in the Offering	Number of Shares
Directors:
Barry Allen	—	—
Jon Fox	—	—
Seth Meltzer(1)	1,882,000	4.2%
Sandra Seligman(2)	—	—
Peter Sinatra	—	—
Benjamin Wineman	—	—
Lyle Wolberg	—	—
Named Executive Officers:
Gary Judd	169,000	—
Thomas Lopp	—	—
Michael Montemayor	—	—
All directors and executive officers as a group (10 persons total)	2,051,000	4.5%
5% Shareholders:
Scott J. Seligman 1993 Irrevocable Dynasty Trust(3)	2,992,000	6.6%
Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust(4)	7,288,000	16.1%
K.I.S.S. Dynasty Trust No. 9(5)	15,871,000	35.1%
K.I.S.S. Dynasty Trust No. 5(6)	9,526,000	21.0%
Erwin A. Rubenstein(7)	37,547,000	82.9%
Scott J. Seligman Revocable Living Trust(8)	4,684,000	10%
Other Selling Shareholders:
Rachel S. Meltzer Revocable Living Trust	989,000	2.2%
Sandra Seligman 1993 Long Term Irrevocable Trust(9)	1,870,000	4.1%

(1)
Consists of 1,882,000 shares of common stock of the Company that are held by The Seth Seligman Meltzer Revocable Living Trust.

(2)
Excludes 9,526,000 shares of common stock held by the K.I.S.S. Dynasty Trust No. 5 and 1,870,000 shares held by the Sandra Seligman 1993 Long Term Irrevocable Trust, for which in each case Ms. Seligman is the grantor, but has no voting or dispositive power over the shares held in such trust.

(3)
Consists of 2,992,000 shares of common stock of the Company that are held by the trust, as to which Mr. Seligman disclaims beneficial ownership except to the extent of his pecuniary interest, if any, therein.

(4)
Consists of 7,288,000 shares of common stock of the Company that are held by the trust, as to which Mr. Seligman disclaims beneficial ownership except to the extent of his pecuniary interest, if any, therein.

(5)
Consists of 15,871,555 shares of common stock of the Company that are held by the trust, as to which Mr. Seligman disclaims beneficial ownership except to the extent of his pecuniary interest, if any, therein.

(6)
Consists of 9,526,000 shares of common stock of the Company that are held by the trust, as to which Ms. Seligman disclaims beneficial ownership except to the extent of her pecuniary interest, if any, therein.

(7)
Consists of shares owned by the Scott J. Seligman 1993 Irrevocable Dynasty Trust, Scott J. Seligman 1993 Long Term Irrevocable Dynasty Trust, K.I.S.S. Dynasty Trust No. 9, K.I.S.S. Dynasty Trust No. 5 and Sandra Seligman 1993 Long Term Irrevocable Trust holding an aggregate of 82.9% of the voting common stock in the Company. Mr. Rubenstein, trustee to the Seligman family, holds sole voting and dispositive power over shares held by such trusts.

(8)
Mr. Scott J. Seligman, vice president of the Company and founder of the Bank, holds sole voting and dispositive power over shares held by this trust.

(9)
Consists of 1,870,000 shares of common stock of the Company that are held in trust, as to which Ms. Seligman disclaims beneficial ownership except to the extent of her pecuniary interest, if any, therein.

DESCRIPTION OF CAPITAL STOCK

        The following discussion is a summary of the terms of our capital stock and our second amended and restated articles of incorporation and amended and restated bylaws following certain amendments that we intend to make in connection with this offering, as well as certain applicable provisions of Michigan law. Forms of our second amended and restated articles of incorporation and amended and restated bylaws as they will be in effect following this offering have been filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

        Our authorized capital stock currently consists of 490,000,000 shares of common stock, 10,000,000 shares of non-voting common stock and 1,000,000 shares of preferred stock. The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to amend our existing restated articles of incorporation and bylaws such that they will reflect the descriptions of those charter documents below. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled "Description of Capital Stock," you should refer to our second amended and restated certificate of incorporation, amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Michigan law. Immediately following the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, no value per share, and 10,000,000 shares of preferred stock.

Common Stock

        Our second amended and restated articles of incorporation authorizes us to issue up to 500,000,000 shares of common stock.

  Voting Rights

        Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Our second amended and restated articles of incorporation and amended and restated bylaws do not provide for cumulative voting rights. As a result, the holders of a majority of the shares entitled to vote in any election of directors are able to elect all of the directors standing for election, if they should so choose.

  Dividend Rights

        Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board out of legally available funds.

  Rights Upon Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

  Other Rights and Preferences

        Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of our common stock are subject to, and may be adversely affected by, the rights, preferences and privileges of any series of preferred stock that we may issue in the future.

  Fully Paid and Nonassessable

        All of our outstanding shares are, and the shares to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

        Our second amended and restated articles of incorporation authorize us to issue up to 10,000,000 shares of preferred stock in one or more series. Our Board is authorized, subject to limitations prescribed by Michigan law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our shareholders. Our Board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common shares. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Anti -Takeover Effects of Certain Provisions of Our Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and Michigan Law

        Our second amended and restated articles of incorporation and amended and restated bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us, and therefore could adversely affect the market price of our common stock. These provisions and certain provisions of the Michigan Business Corporation Act (as it may be amended from time to time, the "MBCA"), which are summarized below, may also discourage coercive takeover practices and inadequate takeover bids, and are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with the Board. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire us.

  Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

        Our second amended and restated articles of incorporation and amended and restated bylaws contain provisions that:

  •
  permit the Board to issue up to 10 million shares of preferred stock, with any rights, preferences and privileges as they may determine (including the right to approve an acquisition or other change in control);

  •
  provide that the authorized number of directors may be fixed only by the Board in accordance with our amended and restated bylaws;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares entitled to vote in any election of directors to elect all of the directors standing for election);

  •
  divide our Board into three staggered classes;

  •
  provide that all vacancies and newly created directorships may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  prohibit removal of directors without cause;

  •
  prohibit shareholders from calling special meetings of shareholders;

  •
  requires unanimous consent for shareholders to take action by written consent without approval of the action by our Board;

  •
  provide that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders must provide advance notice in writing and also comply with specified requirements related to the form and content of a shareholder's notice;

  •
  require at least        % supermajority shareholder approval to alter, amend or repeal certain provisions of our second amended and restated articles of incorporation; and

  •
  require at least        % supermajority shareholder approval in order for shareholders to adopt, amend or repeal our amended and restated bylaws.

        The provisions of our second amended and restated articles of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that our shareholders might otherwise deem to be in their best interests.

  Michigan Business Corporation Act

        We may also opt-in to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation's stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder's affiliates. The MBCA defines a "business combination" to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An "interested shareholder" is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. While our Board to date has not elected to opt-in to these provisions, any future decision to do so could have an anti-takeover effect.

Limitation on Liability and Indemnification of Officers and Directors

        Our second amended and restated articles eliminate the liability of our directors for monetary damages to the fullest extent under the MBCA and other applicable law. The MBCA permits a corporation to eliminate or limit a director's liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for:

  •
  the amount of a financial benefit received by a director to which he is not entitled;

  •
  any intentional infliction of harm on the corporation or its shareholders;

  •
  any illegal distributions to shareholders or the making of improper loans as provided in Section 551 of the MBCA; and

  •
  any intentional criminal act.

        The limitation of liability in our second amended and restated articles of incorporation does not affect the availability of equitable remedies such as injunctive relief or rescission, nor will it limit the liability of our directors under federal securities laws.

        Our amended and restated bylaws generally require us to indemnify our officers and directors to the fullest extent permitted by law, and to advance expenses incurred by our directors and officers prior to the final disposition of any action or proceeding arising by reason of the fact that any such person is or was our agent. In addition, our amended and restated bylaws permit us to provide such other indemnification and advancement of expenses to our other employees and agents as permitted by law and authorized by the Board from time to time. We also have the power to secure insurance on behalf of any director, officer, employee or other agent for any liability arising out of his or her status as such, regardless of whether we would have the power to indemnify such person against such liability pursuant to our amended and restated bylaws.

        The limitation of liability and indemnification provisions in our second amended and restated articles of incorporation and amended and restated bylaws may discourage our shareholders from bringing lawsuits against our directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Choice of Forum

        Our amended and restated bylaws provides that the courts of the State of Michigan located in Oakland County and the United States District Court for the Eastern District of Michigan will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or employees to us or our shareholders; any action asserting a claim against us arising pursuant to the MBCA; or any actions asserting a claim otherwise governed by the State of Michigan's internal affairs doctrine. The enforceability of similar choice of forum provisions has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                .

Listing

        We expect our common stock to be approved for listing on the NASDAQ Capital Market under the symbol "            ."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have               shares of common stock outstanding (or               shares if the underwriter exercises its purchase option in full). Of these shares,               shares of our common stock (or               shares if the underwriter exercises its purchase option in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining               shares of our common stock (or               shares if the underwriter exercises its purchase option in full) outstanding are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below,              of these shares will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to volume and other offering limitations).

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately               shares immediately after this offering (or approximately               shares if the underwriter exercises its purchase option in full); or

  •
  the average weekly trading volume of our common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

        Additionally, a person who is not deemed to be, or have been, at any time during the three months preceding a sale, our affiliate, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Registration Statement on Form S-8

        In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of               shares of our common stock reserved for future issuance under our equity incentive plans, as described further under "Executive Compensation—Incentive Compensation Plans." That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.

Lock-up Agreements

        We, the selling shareholders and each of our directors and executive officers and certain other persons have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Sandler O'Neill & Partners, L.P. See "Underwriting." The underwriter does not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a discussion of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as "capital assets" (generally, property held for investment). Investors should consult their tax advisors concerning the U.S. federal income tax consequences in light of their own specific situation, as well as consequences arising under other federal tax laws (such as the federal estate, gift or Medicare tax laws) and the laws of any other taxing jurisdiction.

        As used herein, a "U.S. holder" is:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        A "non-U.S. holder" is an individual, corporation, estate or trust that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as controlled foreign corporations, passive foreign investment companies, expatriated entities subject to Section 7874 of the Code, and, in certain circumstances, individuals who are U.S. expatriates. Consequently, non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local, non-U.S. and other tax consequences that may be relevant to them in light of their particular circumstances.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

        Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

  •
  A valid Internal Revenue Service Form W-8BEN or, in the case of a foreign entity shareholder, an IRS Form W-8BEN-E (or an acceptable substitute form) upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), a valid Internal Revenue Service Form W-8IMY or other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.

        If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, or, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  You are a non-United States person, and

  •
  The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        To the extent any portion of a distribution on our common stock is not from current or accumulated earnings and profits, it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment. A distribution that exceeds the current and accumulated earnings and profits and the tax basis of your shares will be treated as gain or loss from the sale or exchange of your shares. Any such distributions will be subject to withholding tax in the same manner as dividends, unless the IRS issues a withholding certificate authorizing a reduced rate or an exemption from withholding.

Sale or Redemption

        Subject to the discussion of backup withholding and foreign accounts below, if you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless the gain is "effectively connected" with your conduct of a trade or business in the United States or the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis. In certain circumstances, redemption of our stock will be characterized as a dividend for United States income tax purposes and will be taxed under the rules described in the preceding section.

Information Reporting and Backup Withholding

        Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN or, in the case of a foreign entity shareholder, Form W-8BEN-E (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN or, in the case of a foreign entity shareholder, Form W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Currently, the back-up withholding tax rate is 28%. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder's United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult with their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Foreign Account Tax Compliance Act

        Under Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (collectively, FATCA), a 30% withholding tax may be imposed on distributions of dividends and payments of gross proceeds from the sale or other disposition of our common stock made to a "foreign financial institution" or a "non-financial foreign entity" (in each case, as defined in the Code), regardless of whether such foreign institution or entity is a beneficial owner or an intermediary. To avoid such withholding, in the case of a foreign financial institution, the foreign financial institution must undertake certain diligence and reporting obligations and, in the case of a non-financial foreign entity, the non-financial foreign entity must either certify it does not have any "substantial United States owners" (as defined in the Code) or furnish identifying information regarding each substantial United States owner and satisfy certain other requirements, unless the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

        If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "U.S. persons" or "U.S.-owned foreign entities" (in each case, as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. A foreign financial institution generally certifies compliance with these requirements on a valid Internal Revenue Service Form W-8BEN-E. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        If the payee is a non-financial foreign entity, it generally provides the required certification on a valid Internal Revenue Service Form W-8BEN-E. Foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules.

        These withholding taxes would be imposed on dividends paid with respect to our common stock to foreign financial institutions or non-financial foreign entities (including in their capacity as agents or custodians for beneficial owners of our common stock) that fail to satisfy the above requirements. However, under the applicable Treasury Regulations and IRS guidance, withholding under FATCA generally will not apply to payments of gross proceeds from the sale or other disposition of our common stock before January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

        Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

        We, the selling shareholders and the underwriter named below will enter into an underwriting agreement with respect to the shares of common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase from us, and we and the selling shareholders have agreed to sell, the number of shares of our common stock set forth opposite its name in the table below.

Name	Number of Shares
Sandler O'Neill & Partners, L.P.

Total

        The underwriter is committed to purchase and pay for all such shares of common stock if any are purchased.

        We and certain selling shareholders have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of                additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we and the selling shareholders will be obligated to sell to the underwriter, and the underwriter will be obligated to purchase, these additional shares of common stock.

        The underwriter proposes to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $            per share. The underwriter may allow, and these dealers may re-allow, a concession not in excess of $             per share on sales to other dealers. After the public offering of the common stock, the underwriter may change the offering price and other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive and the selling shareholders will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public
Underwriting discount
Proceeds to us, before expenses
Proceeds to selling shareholders, before expenses

        We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $             million. We have agreed to reimburse the underwriter for its actual out-of-pocket expenses incurred in connection with the offering, including, without limitation, legal fees and expenses, marketing, syndication and travel expenses, which amount shall not exceed $750,000 in the aggregate.

        The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

        The underwriting agreement provides that the obligations of the underwriter is conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

        Lock-up Agreement.    We, each of our executive officers and directors, the selling shareholders and certain other persons, have agreed, subject to certain exceptions for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, the selling shareholders and certain other persons, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

        Indemnity.    We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

        Stabilization.    In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        NASDAQ Capital Market Listing.    We expect the shares to be approved for listing on the NASDAQ Capital Market, subject to notice of issuance, under the symbol "            ."

        Offering Price Determination.    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the selling shareholders and the underwriter. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the underwriter believes to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  our book value; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

        From time to time, the underwriter and its affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of its businesses, and may receive compensation for such services. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

        Electronic Distribution.    A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriter or its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriter's website and any information contained on any other website maintained by the underwriter is not part of this prospectus, has not been approved and/or endorsed by the underwriter or us and should not be relied upon by investors.

        Selling Restrictions.    Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100, or, if the Relevant Member State has implemented the relevant portions of Directive 2010/73/EU, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive and each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

        In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as a "relevant person"). The shares of common stock are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such units will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

 LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan. Certain legal matters will be passed upon for the underwriter by Manatt, Phelps & Phillips LLP, San Francisco, California.

EXPERTS

        The consolidated financial statements of Sterling Bancorp, Inc. as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016, included in this prospectus, have been audited by Crowe Horwath LLP, independent registered public accounting firm as stated in their report herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Sterling Bancorp, Inc. has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission's telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Sterling Bancorp, Inc. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

STERLING BANCORP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Sterling Bancorp, Inc.

Condensed Consolidated Balance Sheets

(dollars in thousands)

	September 30, 2017	December 31, 2016
	(Unaudited)
Assets
Cash and due from banks	$36,191	$22,124
Investment securities available for sale, at fair value	109,944	75,606
Investment securities, restricted stock, at cost	22,950	18,360
Mortgage loans held for sale	34,312	4,714
Loans, net of allowance for loan losses of $17,189 and $14,822	2,366,193	1,982,439
Accrued interest receivable	10,115	8,169
Leasehold improvements and equipment, net	6,737	5,855
Cash surrender value of bank-owned life insurance	30,518	30,028
Deferred tax asset	9,639	9,516
Other assets	9,321	6,790

Total assets	$2,635,920	$2,163,601

Liabilities and Shareholders' Equity
Liabilities:
Noninterest-bearing deposits	$70,572	$59,231
Interest-bearing deposits	2,028,890	1,555,914

Total deposits	2,099,462	1,615,145
Federal Home Loan Bank borrowings	234,283	308,198
Subordinated notes	64,841	49,338
Accrued expenses and other liabilities	52,862	28,648

Total liabilities	2,451,448	2,001,329
Shareholders' equity:
Preferred stock, authorized 1,000,000 shares; no shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	—	—
Common stock, voting, no par value, authorized 490,000,000 shares; issued and outstanding 40,199,000 shares at September 30, 2017 and December 31, 2016, respectively	22,863	22,863
Common stock, non-voting, no par value, authorized 10,000,000 shares; issued and outstanding 5,072,000 shares at September 30, 2017 and December 31, 2016, respectively	2,885	2,885
Additional paid-in capital	12,416	15,118
Retained earnings	146,339	121,446
Accumulated other comprehensive loss	(31)	(40)

Total shareholders' equity	184,472	162,272

Total liabilities and shareholders' equity	$2,635,920	$2,163,601

See accompanying notes to condensed consolidated financial statements.

Sterling Bancorp, Inc.

Condensed Consolidated Statements of Income (Unaudited)

(dollars in thousands, except per share amounts)

	Nine Months Ended September 30,
	2017	2016
Interest income
Interest and fees on loans	$86,606	$64,532
Interest and dividends on investment securities	1,302	852
Other interest	103	45

Total interest income	88,011	65,429
Interest expense
Interest on deposits	11,686	8,133
Interest on Federal Home Loan Bank borrowings	3,044	1,652
Interest on subordinated notes	2,883	1,071

Total interest expenses	17,613	10,856

Net interest income	70,398	54,573
Provision for loan losses	2,100	(528)

Net interest income after provision for loan losses	68,298	55,101
Non-interest income
Service charges and fees	1,712	932
Investment management and advisory fees	1,736	2,669
Net gain on sale of investment securities	73	—
Gain on sale of other real estate owned, net	—	31
Net gain (loss) on sale of mortgage loans	(174)	1,223
Gain on sale of portfolio loans	8,987	8,023
Income on cash surrender value of bank-owned life insurance	877	874
Other income	559	453

Total non-interest income	13,770	14,205

Non-interest expense
Salaries and employee benefits	16,898	12,743
Occupancy and equipment	4,354	3,702
Professional fees	1,008	955
Advertising and marketing	655	1,075
FDIC assessments	841	698
Data processing	767	742
Other expense	4,295	3,670

Total non-interest expense	28,818	23,585

Income before income taxes	53,250	45,721
Income tax expense	21,804	18,614

Net income	$31,446	$27,107

Income per share, basic and diluted	$0.69	$0.60

Weighted average common shares outstanding, basic and diluted	45,271,000	45,271,000

See accompanying notes to condensed consolidated financial statements.

Sterling Bancorp, Inc.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(dollars in thousands)

	Nine Months Ended September 30,
	2017	2016
Net income	$31,446	$27,107
Other comprehensive income, net of tax:
Unrealized gains on investment securities available for sale arising during the period, net of tax effect of $29 and $88 in 2017 and 2016, respectively	56	170
Less: reclassification adjustment for gains included in net income of $73 and $—, included in net gain on sale of investment securities and tax effect of $26 and $— included in income tax expense in 2017 and 2016, respectively	47	—

Total other comprehensive income	9	170

Comprehensive income	$31,455	$27,277

See accompanying notes to condensed consolidated financial statements.

Sterling Bancorp, Inc.

Condensed Consolidated Statement of Changes in Shareholders' Equity (Unaudited)

(dollars in thousands, except per share amounts)

	Common Stock Voting	Common Stock Nonvoting	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at January 1, 2017	$22,863	$2,885	$15,118	$121,446	$(40)	$162,272
Net income	—	—	—	31,446	—	31,446
Capital contributions from controlling member of merged entity	—	—	218	—	—	218
Distribution to members of merged entity (Note 1)	—	—	(2,920)	—	—	(2,920)
Other comprehensive income	—	—	—	—	9	9
Dividends distributed ($0.14 per share)	—	—	—	(6,553)	—	(6,553)

Balance at September 30, 2017	$22,863	$2,885	$12,416	$146,339	$(31)	$184,472

Balance at January 1, 2016	$22,863	$2,885	$14,418	$96,779	$(667)	$136,278
Net income	—	—	—	27,107	—	27,107
Capital contributions from controlling member of merged entity	—	—	93	—	—	93
Other comprehensive income	—	—	—	—	170	170
Dividends distributed ($0.14 per share)	—	—	—	(6,160)	—	(6,160)

Balances at September 30, 2016	$22,863	$2,885	$14,511	$117,726	$(497)	$157,488

See accompanying notes to condensed consolidated financial statements.

Sterling Bancorp, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(dollars in thousands)

	Nine Months Ended September 30,
	2017	2016
Cash Flows From Operating Activities
Net income	$31,446	$27,107
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,100	(528)
Deferred income taxes	(123)	(548)
Net gain on investment securities available for sale	(73)	—
Investment securities available for sale amortization and accretion, net	173	(22)
Depreciation and amortization on leasehold improvements and equipment	880	816
Amortization of intangible	338	338
Gain on sale of other real estate owned	—	(31)
Origination, premium paid and puchase of loans, net of principal payments, held for sale	(87,008)	(51,893)
Proceeds from the sale of mortgage loans held for sale	89,801	53,612
(Gain) loss on sale of mortgage loans	174	(1,223)
Gain on sale of portfolio loans	(8,987)	(8,023)
Increase in cash surrender value of bank-owned life insurance	(490)	(526)
Net change in servicing assets	1,209	648
Other	82	16
Change in operating assets and liabilities:
Other assets	(5,435)	(5,745)
Accrued expenses and other liabilities	23,805	18,869

Net cash provided by operating activities	47,892	32,867
Cash Flows From Investing Activities
Investment securities, available for sale:
Maturities and principal receipts	63,954	56,539
Sales	66,949	—
Purchases	(165,328)	(80,136)
Purchases of investment securities, restricted stock	(4,590)	(1,235)
Loans originated, net of repayments	(684,209)	(561,516)
Proceeds from the sale of portfolio loans	274,777	287,375
Purchase of leasehold improvements and equipment	(1,732)	(892)
Proceeds from the sale of other real estate owned	—	1,359

Net cash used in investing activities	(450,179)	(298,506)
Cash Flows From Financing Activities
Net increase in deposits	484,317	306,162
Proceeds from advances from Federal Home Loan Bank	4,023,000	4,299,000
Repayments of advances from Federal Home Loan Bank	(4,080,000)	(4,358,000)
Net change in line of credit with Federal Home Loan Bank	(16,915)	(15,662)
Proceeds from issuance of subordinated notes	15,611	50,000
Payment of debt issuance costs	(191)	(729)
Payment of offering costs	(213)	—
Distribution to members of merged entity	(2,920)	—
Capital contributions from controlling member of merged entity	218	93
Dividends paid to shareholders	(6,553)	(6,160)

Net cash provided by financing activities	416,354	274,704

Net increase in cash and due to banks	14,067	9,065
Cash and due to banks at beginning of period	22,124	13,616

Cash and due to banks at end of period	$36,191	$22,681

Supplemental cash flows information
Cash paid:
Interest	$16,053	$9,088

Income taxes	$19,300	$18,950

Supplemental noncash disclosures
Transfer from loans to other real estate owned	$—	$48

Transfers of residential real estate loans to mortgage loans held for sale	$32,565	$—

See accompanying notes to condensed consolidated financial statements.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

(dollars in thousands)

Note 1—Nature of Operations and Basis of Presentation

Nature of Operations

        Sterling Bancorp, Inc. (the "Company") is a unitary thrift holding company that was incorporated in 1989 and the parent company to its wholly owned subsidiary, Sterling Bank and Trust, f.s.b. (the "Bank"). The Company's business is conducted through the Bank which was formed in 1984. The Company is headquartered in Southfield, Michigan and its operations are in the financial services industry. Management evaluates the performance of its business based on one reportable segment, community banking.

        The Company is subject to regulation, examination and supervision by the Board of Governors of the Federal Reserve ("Federal Reserve"). The Bank is a federally chartered stock savings bank which is subject to regulation, supervision and examination by the office of the Comptroller of the Currency ("OCC") of the U.S. Department of Treasury and the Federal Deposit Insurance Corporation ("FDIC") and a member of the Federal Home Loan Bank ("FHLB") system. The Bank originates construction, commercial real estate, residential mortgage and consumer loans and receives deposits from its customers located primarily in California and Michigan. The Bank operates through a network of 26 branches; one branch at its headquarters and 24 branches located in San Francisco and Los Angeles, California and a newly opened branch located in New York, New York.

Basis of Presentation

        The condensed consolidated balance sheet as of September 30, 2017, and the condensed consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for the nine months ended September 30, 2017 and 2016 are unaudited. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect, in the opinion of management, all adjustments, consisting of a normal and recurring nature that are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The financial data and other financial information disclosed in these notes to the condensed consolidated financial statements related to these periods are also unaudited. The results of operations for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017 or for any future annual or interim period. The consolidated balance sheet at December 31, 2016 included herein was derived from the audited financial statements as of that date. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere in this prospectus.

Merger of Quantum Fund, LLC

        On April 24, 2017, the Bank acquired all the outstanding equity interests of Quantum Fund, LLC, an entity controlled by the Company's principal shareholder who owns, directly and indirectly 80% of the members' interests with the remaining 20% members' interest held by a member of the Board of Directors of the Company and Bank, for $2.9 million in cash. The entity operates a registered investment advisory business with assets held under management of approximately $425 million. In 2017, the Bank recorded the assets and liabilities transferred at their carrying amounts, consisting primarily of a customer-related intangible asset, in the accounts of the entity transferred. Prior to 2017, the consolidated financial statements have been retrospectively adjusted to include the results of the

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 1—Nature of Operations and Basis of Presentation (Continued)

Company and its wholly-owned subsidiary, and the entity under common control on a combined basis, since the entities were under common control for the periods presented.

        In April 2017, upon closing of the merger transaction, the Company paid the purchase price of $2.9 million to the members. Such amount has been reflected as a distribution to the members in the condensed consolidated statement of changes in shareholders' equity.

Stock Split

        In September 2017, the Board of Directors approved a 1,000 for one stock split to be effected as a stock dividend on the Company's voting and non-voting common stock. The stock split was effected on September 11, 2017. In addition, the Board of Directors and shareholders approved an increase in the number of authorized shares of common stock to 500 million consisting of 490 million shares of voting common stock, no par value, and 10 million shares of non-voting common stock, no par value. The presentation of authorized common shares in these condensed consolidated financial statements and notes thereto, have been retroactively adjusted for the increase, and all share and per share amounts have been retroactively adjusted, where applicable, to reflect the stock split.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The condensed consolidated financial statements include the results of the Company and its wholly-owned subsidiary, and an entity under common control that was merged with the Company in April 2017 (note 1). All significant intercompany accounts and transactions have been eliminated in the consolidation.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

        The Bank utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. In cases where quoted market values in an active market are not available, the Bank uses present value techniques and other valuations methods, as disclosed in note 9, to estimate the fair value of its financial instruments. These valuation methods require considerable judgment and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

        Investments securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Bank may be required to record other assets and liabilities on a nonrecurring basis, such as impaired loans, other real estate owned, nonmarketable equity securities and certain other assets and liabilities. These nonrecurring fair value adjustments generally involve write-downs of individual assets or application of lower of amortized cost or fair value accounting.

Deferred Offering Costs

        Deferred offering costs, consisting of primarily legal, accounting and other direct and incremental fees and costs related to the Company's planned initial public offering are deferred. The deferred offering costs will be offset against the proceeds received from the initial public offering upon the closing of the offering. In the event the offering is postponed or terminated, such deferred offering costs will be expensed. At September 30, 2017, deferred offering costs of $622 were deferred and included in other assets in the consolidated balance sheet.

Income per Share, Basic and Diluted

        Basic income per share represents net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted income per share represents net income available to common shareholders divided by the weighted average number of common shares outstanding during the period, plus the effect of outstanding dilutive potential common shares. The Company did not have any dilutive securities therefore, basic and diluted income per share is the same for all periods presented.

Recently Issued Accounting Guidance

        In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities, which amends the amortization period for certain purchased callable debt securities held at a premium. The amendments shorten the amortization period to the earliest call date. Under current U.S. GAAP, entities generally amortize the premium as an adjustment of yield over the contractual life of the instrument. The amendments do not change the accounting for securities held at a discount. ASU No. 2017-08 will be effective for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018. The amendments should be applied using a modified-retrospective transition method as of the beginning of the period of adoption. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of ASU No. 2017-08 on its consolidated financial statements, but it is not expected to have a material impact due to the Company has not typically acquired callable securities with purchase premiums.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring recording of credit losses on loans and other financial instruments on a more timely basis. The guidance will replace the current incurred loss accounting model with an expected loss approach and requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

guidance requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. ASU No. 2016-13 is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2019. The Company is currently evaluating the impact of ASU No. 2016-13 but expects to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which ASU No. 2016-13 is effective. The Company has not yet determined the magnitude of any such one-time adjustment or the overall impact of ASU No. 2016-13 on its consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which require lessees to recognize the following for all leases, except for short-term leases, at the commencement date: (1) a lease liability which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessor accounting is largely unchanged. ASU No. 2016-02 will also require expanded disclosures. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the ASU No. 2016-02 on its financial condition and results of operations. The Company will record a right-of-use asset and a lease liability on its consolidated balance sheet for the leases of its facilities in place at adoption of this ASU.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheets, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheets or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to investment securities. ASU No. 2016-01 is effective retrospectively for annual periods and interim periods within those annual periods beginning after December 15, 2017. The Company plans to provide the additional required disclosures, but this ASU is not expected to have a material impact on the Company's financial condition or results of operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is intended to improve and converge the financial reporting requirements for revenue contracts with customers. Previous accounting guidance comprised broad revenue recognition concepts along with numerous industry-specific requirements. Under the new guidance, an entity should

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration in exchange for those goods and services. It also establishes a five-step model which entities must follow to recognize revenue. In April 2016, the FASB clarified the following two aspects: identifying performance obligations and the licensing implementation guidance while retaining the related principles for those areas. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow -Scope Improvements and Practical Expedients, to provide a limited number of changes to its revenue recognition standard. The amendments clarify the assessment of the likelihood that revenue will be collected from a contract, the guidance for presenting sales taxes and similar taxes, and the timing for measuring customer payments that are not in cash. The amendment also specifies that a contract should be considered complete if all, or substantially all, of its revenue has been collected prior to making the transition to the new standard. In addition, the update clarifies the disclosure requirements for transition to the new standard by adjusting amounts from prior reporting periods. In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvement to Topic 606, Revenue from Contracts with Customers. The banking industry does not expect significant changes because major sources of revenue are from financial instruments that have been excluded from the scope of the new guidance including loans, derivatives, debt and equity securities, etc. However, the new guidance affects other fees charged by banks, such as asset management fees, credit card interchange fees, deposit account fees, etc. Adoption of ASU No. 2014-09 may be made on a full retrospective basis with practical expedients, or on a modified retrospective basis with a cumulative effect adjustment on the initial application along with supplementary disclosures. ASU No. 2014-09 is effective for annual and interim periods beginning after December 15, 2017. The Company does not expect ASU No. 2014-09 and its related amendments to have a material impact on revenue closely associated with financial instruments, including interest income. The Company is currently in the process of performing an overall assessment of its revenue streams impacted by ASU No. 2014-09, including deposit related fees and asset management fees, to assess the impact on the Company's consolidated financial statements and determine its transition method.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 3—Investment Securities

        The following tables summarize the amortized cost and fair value of investment securities available for sale at September 30, 2017 and December 31, 2016 and the corresponding amounts of gross unrealized gains and losses:

	September 30, 2017
		Gross Unrealized
	Amortized Cost			Fair Value
		Gain	Loss
Available for sale:
U.S. Treasury securities	$103,818	$—	$(51)	$103,767
Collateralized mortgage obligations	1,993	58	—	2,051
Collateralized debt obligations	607	—	(17)	590
Other securities	3,045	—	(37)	3,008
Equity securities	528	—	—	528

Total	$109,991	$58	$(105)	$109,944

	December 31, 2016
		Gross Unrealized
	Amortized Cost			Fair Value
		Gain	Loss
Available for sale:
U.S. Treasury securities	$70,072	$7	$(39)	$70,040
Collateralized mortgage obligations	2,411	51	—	2,462
Collateralized debt obligations	610	—	(25)	585
Other securities	2,045	—	(55)	1,990
Equity securities	529	—	—	529

Total	$75,667	$58	$(119)	$75,606

        Other securities consist of an investment in a qualified community reinvestment act investment fund, which is a publicly-traded mutual fund. Equity securities consist of an investment in Pacific Coast Banker's Bank, a thinly traded, restricted stock, and an investment in a service corporation. All interest and dividends on investment securities are taxable.

        The proceeds from sale of investment securities available for sale were $66,949 for the nine months ended September 30, 2017. Gross gains of $114 and gross losses of $41 were realized on these sales for the nine months ended September 30, 2017.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 3—Investment Securities (Continued)

        The table summarizes the amortized cost and fair value of the investment securities available for sale, shown by contractual maturity at September 30, 2017. Securities with no single stated maturity are shown separately.

	Amortized Cost	Fair Value
U.S. Treasury securities
Due less than one year	$60,827	$60,791
Due after one year through five years	42,991	42,976
Collateralized mortgage obligations	1,993	2,051
Collateralized debt obligations	607	590
Other securities	3,045	3,008
Equity securities	528	528

Total	$109,991	$109,944

        Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

        The table summarizes investment securities available for sale at fair value, with unrealized losses at September 30, 2017 and December 31, 2016 aggregated by major security type and length of time the individual securities have been in a continuous unrealized loss position, as follows:

	September 30, 2017
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$103,767	$(51)	$—	$—	$103,767	$(51)
Collateralized debt obligations	—	—	590	(17)	590	(17)
Other securities	—	—	3,008	(37)	3,008	(37)

Total	$103,767	$(51)	$3,598	$(54)	$107,365	$(105)

	December 31, 2016
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$41,518	$(39)	$—	$—	$41,518	$(39)
Collateralized debt obligations	—	—	585	(25)	585	(25)
Other securities	1,990	(55)	—	—	1,990	(55)

Total	$43,508	$(94)	$585	$(25)	$44,093	$(119)

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 3—Investment Securities (Continued)

        As of September 30, 2017, the Company's security portfolio consisted of 10 securities, with 8 in an unrealized loss position. For investment securities in an unrealized loss position, management believes the decline in value is due to market interest rates, not credit and has both the intent and ability to hold these investments until the recovery of the decline; thus, the impairment was determined to be temporary.

Note 4—Loans

        Major categories of loans were as follows:

	September 30, 2017	December 31, 2016
Construction loans	$182,972	$146,600
Residential real estate loans, mortgage	1,913,070	1,617,087
Commercial real estate loans, mortgage	243,474	201,394
Commercial and industrial loans, lines of credit	47,256	36,793
Other consumer loans	66	63

Total loans	2,386,838	2,001,937
Less: unearned discount and fees	(3,456)	(4,676)
Less: allowance for loan losses	(17,189)	(14,822)

Loans, net	$2,366,193	$1,982,439

        Loans with carrying values of $878.8 million and $839.6 million were pledged as collateral on FHLB borrowings at September 30, 2017 and December 31, 2016, respectively.

        The table presents the activity in the allowance for loan losses by portfolio segment for the periods indicated, as follows:

	Nine months ended September 30, 2017 and 2016
	Construction	Residential Real Estate	Commercial Real Estate	Commercial Lines of Credit	Other Consumer	Unallocated	Total
September 30, 2017
Allowance for loan losses:
Beginning balance	$679	$11,863	$915	$373	$2	$990	$14,822
Provision for loan losses	141	1,672	264	78	(1)	(54)	2,100
Charge offs	—	—	—	—	—	—	—
Recoveries	105	43	118	—	1	—	267

Ending balance	$925	$13,578	$1,297	$451	$2	$936	$17,189

September 30, 2016
Allowance for loan losses:
Beginning balance	$317	$8,192	$1,530	$392	$2	$551	$10,984
Provision for loan losses	(214)	1,490	(2,519)	42	(1)	674	(528)
Charge offs	—	(19)	—	—	—	—	(19)
Recoveries	277	110	1,882	—	1	—	2,270

Ending balance	$380	$9,773	$893	$434	$2	$1,225	$12,707

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment model as of September 30, 2017 as follows:

	Construction	Residential Real Estate	Commercial Real Estate	Commercial Lines of Credit	Other Consumer	Unallocated	Total
Ending balances:
Individually evaluated for impairment	$—	$38	$23	$101	$—	$—	$162

Collectively evaluated for impairment	$925	$13,540	$1,274	$350	$2	$936	$17,027

Loans*:
Loans individually evaluated for impairment	$—	$123	$2,828	$351	$—	$—	$3,302
Loans collectively evaluated for impairment	182,972	1,912,947	240,646	46,905	66	—	2,383,536

Total ending loans balance	$182,972	$1,913,070	$243,474	$47,256	$66	$—	$2,386,838

*
The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The table presents the activity in the allowance for loan losses and balance in the allowance for loan losses and recorded investment in loans by portfolio segment as of and for the year ended December 31, 2016, as follows:

	Construction	Residential Real Estate	Commercial Real Estate	Commercial Lines of Credit	Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$317	$8,192	$1,530	$392	$2	$551	$10,984
Provision for loan losses	52	3,578	(2,768)	(19)	(2)	439	1,280
Charge offs	—	(24)	—	—	—	—	(24)
Recoveries	310	117	2,153	—	2	—	2,582

Ending balance	$679	$11,863	$915	$373	$2	$990	$14,822

Ending balances:
Individually evaluated for impairment	$—	$21	$61	$107	$—	$—	$189

Collectively evaluated for impairment	$679	$11,842	$854	$266	$2	$990	$14,633

Loans*:
Loans individually evaluated for impairment	$—	$72	$2,950	$369	$—	$—	$3,391
Loans collectively evaluated for impairment	146,600	1,617,015	198,444	36,424	63	—	1,998,546

Total ending loans balance	$146,600	$1,617,087	$201,394	$36,793	$63	$—	$2,001,937

*
The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The following tables present information related to impaired loans by class of loans as of and for the periods indicated:

	At September 30, 2017
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance for loan losses recorded:
Commercial real estate:
Retail	$1,446	$1,264	$—
Commercial lines of credit, private banking	149	149	—

Subtotal	1,595	1,413	—

With an allowance for loan losses recorded:
Residential real estate, first mortgage	123	123	38
Commercial real estate, retail	1,577	1,564	23
Commercial lines of credit, private banking	202	202	101

Subtotal	1,902	1,889	162

Total	$3,497	$3,302	$162

	At December 31, 2016
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance for loan losses recorded:
Commercial real estate:
Retail	$1,491	$1,316	$—
Gas stations	476	39	—
Commercial lines of credit, private banking	154	154	—

Subtotal	2,121	1,509	—

With an allowance for loan losses recorded:
Residential real estate, first mortgage	72	72	21
Commercial real estate, offices	1,606	1,595	61
Commercial lines of credit private banking	215	215	107

Subtotal	1,893	1,882	189

Total	$4,014	$3,391	$189

        The unpaid principal balance is not reduced for partial charge offs. The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

	Nine Months Ended September 30,
	2017			2016
	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance for loan losses recorded:
Commercial real estate:
Retail	$1,287	$50	$50	$1,355	$52	$52
Offices	—	—	—	256	—	—
Gas stations	—	—	—	75	—	—
Commercial lines of credit, private banking	151	6	6	158	6	6

Subtotal	1,438	56	56	1,844	58	58

With an allowance for loan losses recorded:
Residential real estate, first mortgage	122	4	6	73	2	2
Commercial real estate, offices	1,581	60	59	1,621	55	61
Commercial lines of credit, private banking	208	10	10	225	10	10

Subtotal	1,911	74	75	1,919	67	73

Total	$3,349	$130	$131	$3,763	$125	$131

        The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of September 30, 2017 and December 31, 2016:

	September 30, 2017		December 31, 2016
	Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Residential real estate:
Residential first mortgage	$647	$166	$272	$155
Commercial real estate:
Retail	84	—	99	—
Offices	—	—	39	—

Total	$731	$166	$410	$155

        The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The following tables present the aging of the recorded investment in past due loans as of September 30, 2017 and December 31, 2016 by class of loans:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
September 30, 2017
Construction	$—	$—	$—	$—	$182,972	$182,972
Residential real estate:
Residential first mortgage	226	—	813	1,039	1,894,936	1,895,975
Residential second mortgage	288	—	—	288	16,807	17,095
Commercial real estate:
Retail	—	—	84	84	10,656	10,740
Apartments	—	—	—	—	58,689	58,689
Offices	—	—	—	—	27,472	27,472
Hotel	—	—	—	—	99,518	99,518
Industrial	—	—	—	—	16,053	16,053
Gas stations	—	—	—	—	1,574	1,574
Other	—	—	—	—	29,428	29,428
Commercial lines of credit:
Private banking	—	—	—	—	21,932	21,932
C&I lending	—	—	—	—	25,324	25,324
Other consumer loans	—	—	—	—	66	66

Total	$514	$—	$897	$1,411	$2,385,427	$2,386,838

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2016
Construction	$—	$—	$—	$—	$146,600	$146,600
Residential real estate:
Residential first mortgage	416	398	427	1,241	1,598,481	1,599,722
Residential second mortgage	—	—	—	—	17,365	17,365
Commercial real estate:
Retail	—	—	99	99	17,205	17,304
Apartments	—	—	—	—	56,198	56,198
Offices	—	—	—	—	19,418	19,418
Hotel	—	—	—	—	66,545	66,545
Industrial	—	—	—	—	16,330	16,330
Gas stations	—	—	39	39	1,690	1,729
Other	—	—	—	—	23,870	23,870
Commercial lines of credit:
Private banking	—	—	—	—	18,240	18,240
C&I lending	—	227	—	227	18,326	18,553
Other consumer loans	—	—	—	—	63	63

Total	$416	$625	$565	$1,606	$2,000,331	$2,001,937

        The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential real estate and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which is presented above, and by payment activity. The Company reviews the status of nonperforming loans which include loans 90 days past due and still accruing and nonaccrual loans.

Troubled Debt Restructurings

        At September 30, 2017 and December 31, 2016, the balance of outstanding loans classified as troubled debt restructurings was $3,100 and $3,134, respectively. The Company has an allowance for loan losses of $61 and $81 on these loans at September 30, 2017 and December 31, 2016, respectively. The terms of certain loans have been modified as troubled debt restructurings by the Company. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; extension of the amortization period of the loan; change in loan payments to interest only for a defined period for the loan; or a permanent reduction of the recorded investment in the loan. The Company has no commitments to lend additional amounts to these customers. Furthermore, there were no loan modifications during the nine months ended September 30, 2017 and 2016 that were considered troubled debt restructurings and no troubled debt restructurings that subsequently defaulted during those periods.

        The terms of certain other loans have been modified during the nine months ended September 30, 2017 and 2016 that did not meet the definition of a troubled debt restructuring. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment. These other loans that were modified were not considered significant.

Credit Quality

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes homogeneous loans such as residential real estate and consumer loans and non-homogeneous loans, such as construction and commercial real estate loans and commercial lines of credit. This analysis is performed monthly. The Company uses the following definitions for risk ratings:

        Pass Loans:    Loans are of satisfactory quality.

  Special Mention:    Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

  Substandard:    Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

  characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

  Doubtful:    Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

        At September 30, 2017 and December 31, 2016, the risk rating of loans by class of loans was as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
September 30, 2017
Construction	$180,284	$—	$2,688	$—	$182,972
Residential real estate:
Residential first mortgage	1,895,272	—	240	463	1,895,975
Residential second mortgage	17,095	—	—	—	17,095
Commercial real estate:
Retail	9,476	1,180	84	—	10,740
Apartments	58,689	—	—	—	58,689
Offices	26,832	640	—	—	27,472
Hotel	99,518	—	—	—	99,518
Industrial	16,053	—	—	—	16,053
Gas stations	1,574	—	—	—	1,574
Other	23,975	4,761	692	—	29,428
Commercial lines of credit:
Private banking	21,730	—	202	—	21,932
C&I lending	25,324	—	—	—	25,324
Other consumer loans	66	—	—	—	66

Total	$2,375,888	$6,581	$3,906	$463	$2,386,838

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2016
Construction	$142,561	$4,039	$—	$—	$146,600
Residential real estate:
Residential first mortgage	1,599,449	—	192	81	1,599,722
Residential second mortgage	17,365	—	—	—	17,365
Commercial real estate:
Retail	15,988	1,217	99	—	17,304
Apartments	56,198	—	—	—	56,198
Offices	18,513	905	—	—	19,418
Hotel	66,545	—	—	—	66,545
Industrial	16,330	—	—	—	16,330
Gas stations	1,690	—	39	—	1,729
Other	23,074	—	796	—	23,870
Commercial lines of credit:
Private banking	18,025	—	215	—	18,240
C&I lending	18,326	227	—	—	18,553
Other consumer loans	63	—	—	—	63

Total	$1,994,127	$6,388	$1,341	$81	$2,001,937

        During the nine months ended September 30, 2017 and 2016, the Bank sold pools of residential real estate mortgages for $274.8 million and $287.4 million, respectively, to unrelated third-party investors. The transactions resulted in full derecognition of the mortgages (i.e. transferred assets) from the Bank's balance sheets and recognition of gains of $9.0 million and $8.0 million for the nine months ended September 30, 2017 and 2016, respectively. After the sales, the Bank's only continuing involvement in the transferred assets is to act as servicer of the mortgages. The Bank does not have any obligation to repurchase the mortgages.

Note 5—Mortgage Servicing Rights

        The Bank records servicing assets from the sale of mortgage loans to the secondary market for which servicing has been retained. Mortgage loans serviced for others are not included in the condensed consolidated balance sheets. The principal balance of these loans are as follows:

	September 30, 2017	December 31, 2016
Mortgage loan portfolios serviced for:
FNMA	$70,579	$61,562
FHLB	91,906	91,244
Private investors	439,677	256,910

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 5—Mortgage Servicing Rights (Continued)

        Custodial escrow balances maintained with these serviced loans were $15,547and $7,902 at September 30, 2017 and December 31, 2016, respectively.

        Activity for mortgage servicing rights and the related valuation allowance are as follows:

	Nine months ended September 30,
	2017	2016
Mortgage servicing rights:
Beginning of period	$4,454	$1,371
Additions	3,250	3,616
Amortization	(1,071)	(455)

End of period	6,633	4,532

Valuation allowance at beginning of period	40	98
Additions (recoveries)	138	193

Valuation allowance at end of period	178	291

Net carrying amount	$6,455	$4,241

        Mortgage servicing assets, included in other assets, were $6,455 and $4,414 at September 30, 2017 and December 31, 2016, respectively. Servicing fee income, net of the amortization of servicing rights, was $191 and $79 for the nine months ended September 30, 2017 and 2016, respectively.

        The fair value of mortgage servicing rights was $6,813, and $4,929 at September 30, 2017 and December 31, 2016, respectively. The fair value of mortgage servicing rights is highly sensitive to changes in underlying assumptions. Changes in prepayment speed assumptions have the most significant impact on the estimate of the fair value of mortgage servicing rights. The fair value at September 30, 2017 was determined using discount rates ranging from 9.5% to 12.0%, prepayment speeds ranging from 6.8% to 35.8%, depending on the stratification of the specific right, and a weighted average default rate of 0.2%. The fair value at December 31, 2016 was determined using discount rates ranging from 9.5% to 12.0%, prepayment speeds ranging from 6.8% to 36.5%, depending on the stratification of the specific right, and a weighted average default rate of 0.2%.

Note 6—Deposits

        Time deposits, included in interest-bearing deposits, were $629,973 and $435,995 at September 30, 2017 and December 31, 2016, respectively. Time deposits includes brokered deposits of $178,826 and $74,760 at September 30, 2017 and December 31, 2016 respectively.

        Time deposits of $250 and over were $289,317 and $160,153 at September 30, 2017 and December 31, 2016, respectively.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 7—Federal Home Loan Bank Borrowings

        Federal Home Loan Bank (FHLB) borrowings consist of the following:

	September 30, 2017	Interest Rates	December 31, 2016	Interest Rates
Short-term fixed rate advances	$—		$75,000	0.74%
Short-term adjustable rate advances	33,000	1.38%*	—

Total short-term FHLB advances	33,000		75,000
Long-term fixed rate advances	190,000	0.98% - 1.18%	205,000	0.98% - 3.84%

Total FHLB advances	223,000		280,000
FHLB overdraft line of credit	11,283	1.38%*	28,198	0.90%*

Total	$234,283		$308,198

*
At period end

FHLB Advances

        At September 30, 2017, fixed rate advances totaled $190,000 with maturity dates ranging from July 2019 to October 2026. Also, at September 30, 2017, the Bank had a variable rate advance of $33,000 (interest rate of 1.38% at September 30, 2017) with a maturity date of March 2018. At December 31, 2016, fixed rate advances totaled $280,000 with maturity dates ranging from January 2017 to October 2026.

        Interest on advances is payable monthly and each advance is payable at its maturity date, and may contain a prepayment penalty if paid before maturity. At September 30, 2017, advances totaling $157,000 were callable by the FHLB as follows: $67,000 in September 2021; and $90,000 in October 2021. At September 30, 2017, the Bank had additional borrowing capacity of $385 million from the FHLB.

FHLB Overdraft Line of Credit

        The Bank has established an overdraft line of credit agreement with the FHLB providing maximum borrowings of $50,000. The average borrowings outstanding during the nine months ended September 30, 2017 and 2016 was $13,837 and $15,918, respectively. At September 30, 2017 and December 31, 2016, the Bank had $11,283 and $28,198, respectively, outstanding under this agreement. Borrowings accrue interest at a variable rate based on the FHLB's overnight cost of funds rate, which was 1.38% and 0.90% at September 30, 2017 and December 31, 2016, respectively. The agreement has a one-year term and terminates in October 2017. Management renewed its overdraft line of credit on the same terms as its previous agreement for another one-year term.

        The FHLB advances and the overdraft line of credit are collateralized by pledged loans totaling $878.8 million at September 30, 2017.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 7—Federal Home Loan Bank Borrowings (Continued)

Other Borrowings

        The Company has available credit lines with other banks totaling $35 million. There were no amounts outstanding under these credit lines during the nine months ended September 30, 2017 and 2016.

Note 8—Subordinated Notes

        The subordinated notes were as follows:

	September 30, 2017	December 31, 2016
7.0% fixed to floating rate subordinated notes	$65,000	$50,000
Unamortized note premium	586	—
Unamortized debt issuance costs	(745)	(662)

Total	$64,841	$49,338

        During the period of April through September 2016, the Company issued subordinated notes to accredited investors in the aggregate principal amount of $50 million. Issuance costs of $729 were netted against the proceeds. In April and August 2016, the Company contributed cash proceeds of $27 million and $6.25 million respectively, to the Bank as capital to support its growth and the remaining proceeds were retained by the Company.

        In August 2017, the Company issued an additional $15 million in aggregate principal amount of subordinated notes to accredited investors. The terms of the subordinated note purchase agreements were substantially identical to the subordinated notes that were previously sold in 2016 (collectively, "Notes"), except that the first interest payment on the subordinated notes included accrued interest from April 15, 2017. The Company recorded a premium of $611 and debt issuance costs of $191 upon issuance of the notes. The Company contributed cash proceeds of $12 million to the Bank and the remaining proceeds were retained by the Company.

        The Notes bear interest at 7% per annum, payable semi-annually on April 15 and October 15 in arrears, through April 2021 after which the Notes will have a variable interest rate of the three-month LIBOR rate plus a margin of 5.82%. Premiums and debt issuance costs are amortized over the contractual term of the Notes into interest expense using the effective interest method. Interest expense on these Notes was $2,883 and $1,071 for the nine months ended September 30, 2017 and 2016, respectively. The Notes mature in April 2026.

        On or after April 14, 2021, the Company may redeem the Notes, in whole or in part, at an amount equal to 100% of the outstanding principal amount being redeemed plus accrued interest, in a principal amount with integral multiples of $1. The Notes are not redeemable by the Company prior to April 14, 2021 except in the event of (i) the Notes no longer qualify as Tier 2 Capital, (ii) the interest on the Notes is determined by law to be not deductible for Federal Income Tax reporting or (iii) the Company is considered an investment company pursuant to the Investment Company Act of 1940. The Notes are not subject to redemption by the noteholder.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 8—Subordinated Notes (Continued)

        The Notes are unsecured obligations and are subordinated in right of payment to all existing and future indebtedness, deposits and other liabilities of the Company's current and future subsidiaries, including the Bank's deposits as well as the Company's subsidiaries liabilities to general creditors and liabilities arising during the ordinary course of business. The Notes may be included in Tier 1 capital of the Bank and Tier 2 capital for the Company under current regulatory guidelines and interpretations. As long as the Notes are outstanding, the Company is permitted to pay dividends if prior to such dividends, the Bank is considered well-capitalized, as defined below.

Note 9—Fair Values of Financial Instruments

        The Company's financial instruments include assets carried at fair value, as well as assets carried at cost or amortized cost but disclosed at fair value in these condensed consolidated financial statements. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in the principal most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, the Company applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The inputs to valuation techniques used to measure fair value are prioritized into a three-level hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

  Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

  Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities Available for Sale

        The fair values for investment securities available for sale are determined by quoted market prices, if available (Level 1). For investment securities available for sale where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For investment securities available for sale where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 9—Fair Values of Financial Instruments (Continued)

Impaired Loans

        The fair value of collateral dependent impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets Measured at Fair Value on a Recurring Basis

        The table below presents the assets measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset at September 30, 2017 and December 31, 2016:

		Fair Value Measurements at September 30, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Investment securities available for sale:
U.S. Treasury securities	$103,767	$103,767	$—	$—
Collateralized mortgage obligations	2,051	—	2,051	—
Collateralized debt obligations	590	—	—	590
Other securities	3,008	3,008	—	—
Equity securities	528	—	—	528

Total investment securities available for sale	$109,944	$106,775	$2,051	$1,118

		Fair Value Measurements at December 31, 2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Investment securities available for sale:
U.S. Treasury securities	$70,040	$70,040	$—	$—
Collateralized mortgage obligations	2,462	—	2,462	—
Collateralized debt obligations	585	—	—	585
Other securities	1,990	1,990	—	—
Equity securities	529	—	—	529

Total investment securities available for sale	$75,606	$72,030	$2,462	$1,114

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 9—Fair Values of Financial Instruments (Continued)

Assets Measured at Fair Value on a Non-Recurring Basis

        From time to time, the Bank may be required to measure certain other assets at fair value on a non-recurring basis in accordance with U.S. GAAP. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. There were no assets held at fair value on a non-recurring basis at September 30, 2017 and December 31, 2016, respectively.

        There were no transfers between Level 1 and Level 2.

        The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for nine months ended September 30, 2017 and year ended December 31, 2016:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Investment Securities Available for Sale
	September 30, 2017		December 31, 2016
	Collateralized Debt Obligations	Equity Securities	Collateralized Debt Obligations	Equity Securities
Balance of recurring Level 3 assets at beginning of period	$585	$529	$1,064	$530
Total gains or losses (realized/unrealized):
Included in income—realized	—	(1)	(898)	(1)
Included in other comprehensive loss	5	—	1,015	—
Sales	—	—	(596)	—
Transfers in and/or out of Level 3	—	—	—	—

Balance at end of period	$590	$528	$585	$529

        Unrealized losses on Level 3 investments at September 30, 2017 were $17 for collateralized debt obligations and $— for equity securities. In addition to the amounts included in income for the nine months ended September 30, 2017 as presented in the table above, the Company also recorded interest income of $16 on collateralized debt obligations and dividend income of $15 on equity securities. Unrealized losses on Level 3 investments at December 31, 2016 were $25 for collateralized debt obligations and $— for equity securities. In addition to the amounts included in income for the year ended December 31, 2016 as presented in the table above, the Company also recorded interest income of $18 on collateralized debt obligations and dividend income of $28 on equity securities.

        The fair value of collateralized debt obligations is determined by calculating discounted cash flows using LIBOR curves plus spreads that adjust for loss severities, volatility, credit risk and optionality. When available, broker quotes are used to validate the internal model. Rating agency and industry research reports as well as assumptions about specific-issuer defaults and deferrals are reviewed and incorporated into the calculations. Assumptions are reviewed on a quarterly basis as specific-issuer deferral and defaults that occurred are compared to those that were projected and ongoing

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 9—Fair Values of Financial Instruments (Continued)

assumptions are adjusted in accordance with the level of unexpected deferrals and defaults that occurred.

        The following table presents quantitative information about recurring Level 3 fair value measurements at September 30, 2017 and December 31, 2016:

	Fair Value	Valuation Technique	Unobservable Inputs
September 30, 2017
Collateralized debt obligations	$590	Discounted cash flow	Collateral default rate	0%
			Recovery probability	15%
December 31, 2016
Collateralized debt obligations	$585	Discounted cash flow	Collateral default rate	0%
			Recovery probability	15%

        The fair value of equity securities of $528 and $529 at September 30, 2017 and December 31, 2016, respectively, was determined internally by considering the financial performance of the underlying entities and the Company's investment in those entities. Adjustments were considered for differences identified by management in regards to profitability, capital levels, and asset quality among other financial measures. As of September 30, 2017 and December 31, 2016, the Company noted that the fair value of equity securities approximated the cost basis in those equity securities.

        The carrying amounts and estimated fair values of financial instruments not carried at fair value, at September 30, 2017 and December 31, 2016 are as follows:

		Fair Value Measurements at September 30, 2017
	Carrying Amount
		Fair Value		Level 1		Level 2		Level 3
Financial Assets
Cash and due from banks	$36,191	$36,191		$36,191		$—		$—
Investment securities, restricted stock	22,950	NA	*	N/A	*	N/A	*	N/A	*
Mortgage loans held for sale	34,312	35,116		—		35,116		—
Loans, net	2,366,193	2,401,216		—		—		2,401,216
Accrued interest receivable	10,115	10,115		—		367		9,748
Financial Liabilities
Demand deposits	$1,469,489	$1,469,489		$1,469,489		$—		$—
Time deposits	629,973	628,699		—		628,699		—
Federal Home Loan Bank borrowings	234,283	228,154		—		228,154		—
Subordinated notes	64,841	67,373		—		67,373		—
Accrued interest payable	5,774	5,774		332		5,442		—

*
It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 9—Fair Values of Financial Instruments (Continued)

		Fair Value Measurements at December 31, 2016
	Carrying Amount
		Fair Value		Level 1		Level 2		Level 3
Financial Assets
Cash and due from banks	$22,124	$22,124		$22,124		$—		$—
Investment securities, restricted stock	18,360	NA	*	N/A	*	N/A	*	N/A	*
Mortgage loans held for sale	4,714	4,781		—		4,781		—
Loans, net	1,982,439	2,004,048		—		—		2,004,048
Accrued interest receivable	8,169	8,169		—		113		8,056
Financial Liabilities
Demand deposits	$1,179,150	$1,179,150		$1,179,150		$—		$—
Time deposits	435,995	435,602				435,602
Federal Home Loan Bank borrowings	308,198	300,990		—		300,990		—
Subordinated notes	49,338	49,461		—		49,461		—
Accrued interest payable	4,214	4,214		990		3,224		—

*
It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

        The following methods and assumptions, not previously presented, were used to estimate the fair value of the financial instrument for which it is practicable to estimate that value:

        Cash and Due from Banks.    The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

        Investment Securities, Restricted Stock.    It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

        Loans.    Fair value of loans, excluding loans held for sale, are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

        Loans Held for Sale.    The fair values of loans held for sale is estimated based upon binding contracts and quotes from third party investors.

        Accrued Interest Receivable.    The carrying amounts of accrued interest approximate fair value resulting in a Level 2 and Level 3 classification. Interest receivable is reflected as Level 2 or Level 3 depending upon the classification of the related investment securities available for sale and loans.

        Deposits.    The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 9—Fair Values of Financial Instruments (Continued)

        Federal Home Loan Bank Borrowings.    The fair values of FHLB borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

        Subordinated Notes.    The fair value of subordinated notes is based on quoted prices for subordinated notes with similar interest rate and structural characteristics and other observable market data resulting in a Level 2 classification.

        Accrued Interest Payable.    The carrying amounts of accrued interest approximate fair value resulting in a Level 1 and Level 2 classification. Interest payable is reflected as Level 1 or Level 2 depending upon the classification of the related deposits.

Note 10—Regulatory Capital Requirements

        The Bank is subject to the capital adequacy requirements of the OCC. The Company, as a thrift holding company, is subject to the capital adequacy requirements of the Federal Reserve. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Prompt corrective action provisions are not applicable to thrift holding companies. Failure to meet minimum capital requirements can initiate regulatory action that could have a direct material effect on the condensed consolidated financial statements.

        The final rules implementing Basel III became effective on January 1, 2015 with full compliance with all requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer over the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer is 1.25% for 2017. The net unrealized gain or loss on investment securities available for sale is not included in regulatory capital. Management believes that as of September 30, 2017, the Company and the Bank meet all regulatory capital requirements to which they are subject.

        Prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. The minimum requirements, excluding significantly undercapitalized and critically undercapitalized categories, are as follows:

	Capital Weighted Assets
			Tier 1 Capital to Average Assets
				Common Tier 1 (CET1)
	Total	Tier 1
Well Capitalized	10.0%	8.0%	5.0%	6.5%
Adequately Capitalized	8.0%	6.0%	4.0%	4.5%
Undercapitalized	6.0%	4.0%	3.0%	3.0%

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 10—Regulatory Capital Requirements (Continued)

        At September 30, 2017, the most recent regulatory notifications categorized the Bank as well capitalized. There have been no conditions or events since these notifications that management believes would have changed the Bank's category.

        At September 30, 2017 and December 31, 2016, the Bank exceeded all capital requirements to be categorized as well-capitalized and the Company exceeded the Capital Adequacy requirements as presented below. The Company and the Bank's actual and minimum required capital amounts and ratios at September 30, 2017 and December 31, 2016 are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2017
Total adjusted capital to risk weighted assets:
Consolidated	$265,726	16.62%	$127,935	8.00%	NA	NA
Bank	244,171	15.27	127,935	8.00	$159,919	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	183,693	11.49	95,951	6.00	NA	NA
Bank	226,982	14.19	95,951	6.00	127,935	8.00
Common Tier 1 (CET1)
Consolidated	183,693	11.49	71,963	4.50	NA	NA
Bank	226,982	14.19	71,963	4.50	103,947	6.50
Tier 1 (core) capital to adjusted tangible assets
Consolidated	183,693	7.12	103,234	4.00	NA	NA
Bank	226,982	8.79	103,234	4.00	129,043	5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
Total adjusted capital to risk weighted assets:
Consolidated	$225,625	17.07%	$105,716	8.00%	N/A	N/A
Bank	207,891	15.73	105,716	8.00	$132,146	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	161,465	12.22	79,287	6.00	N/A	N/A
Bank	193,069	14.61	79,287	6.00	105,716	8.00
Common Tier 1 (CET1)
Consolidated	161,465	12.22	59,466	4.50	N/A	N/A
Bank	193,056	14.61	59,466	4.50	85,895	6.50
Tier 1 (core) capital to adjusted tangible assets
Consolidated	161,465	7.74	83,404	4.00	N/A	N/A
Bank	193,069	9.26	83,404	4.00	104,255	5.00

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 10—Regulatory Capital Requirements (Continued)

Dividend Restrictions

        As noted above, banking regulations require the Bank to maintain certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to its shareholders. The Company's principal source of funds for dividend payments is dividends received from the Bank and banking regulations limit the dividends that may be paid. Also, pursuant to the terms of the subordinated note agreements, the Company may pay dividends if it is "well capitalized" as defined by regulatory guidelines. At September 30, 2017, $54.7 million of consolidated retained earnings were available to pay dividends to the Company's shareholders.

        The Qualified Thrift Lender ("QTL") test requires that a minimum of 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB Advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

Note 11—Related Party Transactions

        As disclosed in Note 1, the Company purchased an entity owned 80% by its principal shareholder and 20% by a member of the Board of Directors of the Company and Bank. At the time of the purchase in April 2017, the Director was and will continue as the Chief Executive Officer ("CEO") of the purchased entity. For the nine months ended September 30, 2017 and 2016, the condensed consolidated statements of income include compensation-related expenses of $125 and $375, respectively, for the Director's services as CEO of this purchased entity.

        From time to time, the Company makes charitable contributions to a foundation which certain members of the Board of Directors of the Company and Bank, and whom are also related to the Company's principal shareholder, serve as trustees of the foundation. The Company paid $675 to the foundation during the nine months ended September 30, 2017 and 2016.

        The Bank leases certain storage and office space from entities owned by the Company's principal shareholders. Amounts paid under such leases totaled $35 and $24 for the nine months ended September 30, 2017 and 2016, respectively.

        The Bank provides monthly data processing and programming services to entities controlled by the Company's principal shareholders. Aggregate fees paid amounted to $75 and $72 for the nine months ended September 30, 2017 and 2016, respectively.

Note 12—Commitments and Contingencies

Legal Proceedings

        The Company and its subsidiaries may be subject to legal actions and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

Sterling Bancorp, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Commitments and Contingencies (Continued)

Off-Balance Sheet Arrangements

        Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. The following is a summary of the total amount of loan commitments and standby letters of credit outstanding at September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Standby letters of credit	$70	$72
Commitment to originate loans	265,549	125,110
Unused lines of credit	152,297	116,810

Note 13—Subsequent Events

Stock Incentive Plan

        The Board of Directors established a 2017 Omnibus Equity Incentive Plan ("Plan") which was approved by the Company's shareholders' in October 2017. The Plan permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. The Plan authorizes the issuance of shares of common stock for awards to be issued to employees, consultants and members of the Board of Directors of the Company, subject to a maximum amount of shares available under the Plan to be determined by the Board of Directors. The stock-based awards will be issued at no less than the market price on the date the awards are granted. Awards generally vest 50% at the end of the third year and entirely vest at the end of the fourth year. No grants have been made under the Plan.

Sale of Mortgage Loans

        In October 2017, the Company committed to sell a portfolio of residential mortgage loans with an aggregate unpaid principal balance of $32.6 million to accredited investors. The selling price for the loans was 102.25% times the unpaid principal balance with mortgage servicing retained by the Company. A gain of $1.1 million was recorded on the loan sale in October 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Sterling Bancorp, Inc.
Southfield, Michigan

        We have audited the accompanying consolidated balance sheets of Sterling Bancorp, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Sterling Bancorp Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Sterling Bancorp, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sterling Bancorp, Inc.'s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sterling Bancorp, Inc. at December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Grand Rapids, Michigan
September 15, 2017

Sterling Bancorp, Inc.

Consolidated Balance Sheets

(dollars in thousands)

	December 31,
	2016	2015
Assets
Cash and due from banks	$22,124	$13,616
Interest-bearing deposits with other banks	—	1,992
Investment securities available for sale, at fair value	75,606	46,678
Investment securities, restricted stock, at cost	18,360	17,125
Mortgage loans held for sale	4,714	2,711
Loans, net of allowance for loan losses of $14,822 and $10,984	1,982,439	1,575,802
Leasehold improvements and equipment, net	5,855	4,892
Cash surrender value of bank-owned life insurance	30,028	29,331
Deferred tax asset	9,516	8,798
Other assets	14,959	11,063

Total assets	$2,163,601	$1,712,008

Liabilities and Shareholders' Equity
Liabilities:
Noninterest-bearing deposits	$59,231	$44,298
Interest-bearing deposits	1,555,914	1,185,462

Total deposits	1,615,145	1,229,760
Federal Home Loan Bank borrowings	308,198	326,437
Subordinated notes (face amount of $50,000 less unamortized issuance costs of $662)	49,338	—
Accrued expenses and other liabilities	28,648	19,533

Total liabilities	2,001,329	1,575,730
Commitments and contingencies (note 15)
Shareholders' equity:
Preferred stock, authorized 1,000,000 shares; no shares issued and outstanding at December 31, 2016 and 2015, respectively	—	—
Common stock, voting, no par value, authorized 490,000,000 shares; issued and outstanding 40,199,000 shares at December 31, 2016 and 2015, respectively	22,863	22,863
Common stock, non-voting, no par value, authorized 10,000,000 shares; issued and outstanding 5,072,000 shares at December 31, 2016 and 2015, respectively	2,885	2,885
Additional paid-in capital	15,118	14,418
Retained earnings	121,446	96,779
Accumulated other comprehensive loss	(40)	(667)

Total shareholders' equity	162,272	136,278

Total liabilities and shareholders' equity	$2,163,601	$1,712,008

See accompanying notes to consolidated financial statements.

Sterling Bancorp, Inc.

Consolidated Statements of Income

(dollars in thousands, except per share amounts)

	Year Ended December 31,
	2016	2015
Interest income
Interest and fees on loans	$89,566	$65,111
Interest and dividends on investment securities	1,180	796
Other interest	57	43

Total interest income	90,803	65,950
Interest expense
Interest on deposits	11,428	6,526
Interest on Federal Home Loan Bank borrowings	2,439	1,539
Interest on subordinated notes and other	1,978	43

Total interest expense	15,845	8,108

Net interest income	74,958	57,842
Provision for loan losses	1,280	525

Net interest income after provision for loan losses	73,678	57,317
Non-interest income
Service charges and fees	1,341	1,101
Investment management and advisory fees	3,209	3,378
Investment securities losses, net	(898)	—
Gain on sale of other real estate owned, net	31	102
Gain on sale of mortgage loans	1,541	1,551
Gain on sale of portfolio loans	8,016	658
Income on cash surrender value of bank-owned life insurance	1,166	1,159
Other income	975	424

Total non-interest income	15,381	8,373

Non-interest expense
Salaries and employee benefits	17,812	15,772
Occupancy and equipment	4,891	4,430
Professional fees	1,466	1,219
Advertising and marketing	1,449	773
FDIC assessments	990	725
Data processing	986	876
Other	5,016	4,097

Total non-interest expense	32,610	27,892

Income before income taxes	56,449	37,798
Income tax expense	23,215	15,287

Net income	$33,234	$22,511

Income per share, basic and diluted	$0.73	$0.49

Weighted average common shares outstanding, basic and diluted	45,271,000	46,148,000

See accompanying notes to consolidated financial statements.

Sterling Bancorp, Inc.

Consolidated Statements of Comprehensive Income

(dollars in thousands)

	Year Ended December 31,
	2016	2015
Net income	$33,234	$22,511
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investment securities available for sale arising during the year, net of tax effect of ($8) and ($29) in 2016 and 2015, respectively	43	(55)
Less: reclassification adjustment for losses included in net income of $898 and $— included in investment securities losses, net, and tax effect of ($314) and $— included in income tax expense, in 2016 and 2015, respectively	584	—

Total other comprehensive income (loss)	627	(55)

Comprehensive income	$33,861	$22,456

See accompanying notes to consolidated financial statements.

Sterling Bancorp, Inc.

Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share amounts)

	Common Stock				Accumulated Other Comprehensive Loss
			Additional Paid-in Capital	Retained Earnings		Total Shareholders' Equity
	Voting	Nonvoting
Balance at January 1, 2015	$27,607	$4,432	$14,192	$81,268	$(612)	$126,887
Net income	—	—	—	22,511	—	22,511
Capital contributions from controlling member of merged entity (Note 1)	—	—	226	—	—	226
Other comprehensive loss	—	—	—	—	(55)	(55)
Dividends distributed ($0.15 per share)	—	—	—	(7,000)	—	(7,000)
Repurchase of shares of common stock (Note 10)	(4,744)	(1,547)	—	—	—	(6,291)

Balance at December 31, 2015	22,863	2,885	14,418	96,779	(667)	136,278
Net income	—	—	—	33,234	—	33,234
Capital contributions from controlling member of merged entity	—	—	700	—	—	700
Other comprehensive income	—	—	—	—	627	627
Dividends distributed ($0.19 per share)	—	—	—	(8,567)	—	(8,567)

Balance at December 31, 2016	$22,863	$2,885	$15,118	$121,446	$(40)	$162,272

See accompanying notes to consolidated financial statements.

Sterling Bancorp, Inc.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year Ended December 31,
	2016	2015
Cash Flows From Operating Activities
Net income	$33,234	$22,511
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,280	525
Deferred income taxes	(1,041)	(541)
Net realized losses on sale of investment securities available for sale	898	—
Investment securities available for sale amortization and accretion, net	33	(64)
Depreciation and amortization of leasehold improvements and equipment	1,058	1,120
Amortization of intangible	450	450
Gain on sale of other real estate owned	(31)	(108)
Loans originated for sale	(72,279)	(90,798)
Proceeds from the sale of mortgage loans held for sale	71,817	91,306
Gain on sale of mortgage loans	(1,541)	(1,551)
Gain on sale of portfolio loans	(8,016)	(658)
Increase in cash surrender value of bank-owned life insurance	(697)	(734)
Net change in servicing assets	625	244
Other	66	6
Change in operating assets and liabilities:
Other assets	(7,308)	(3,536)
Accrued expenses and other liabilities	10,156	6,321

Net cash provided by operating activities	28,704	24,493

Cash Flows From Investing Activities
Investment securities available for sale:
Maturities and principal receipts	66,359	49,707
Sales	596	—
Purchases	(93,871)	(63,846)
Purchases of investment securities, restricted stock	(1,235)	(7,703)
Redemptions of investment securities, restricted stock	—	3,228
Loans originated, net of repayments	(687,318)	(463,866)
Purchases of portfolio loans	—	(1,099)
Proceeds from the sale of portfolio loans	287,368	23,693
Purchase of leasehold improvements and equipment	(2,004)	(1,497)
Proceeds from the sale of other real estate owned	1,359	509

Net cash used in investing activities	(428,746)	(460,874)

Cash Flows From Financing Activities
Net increase in deposits	385,385	276,525
Proceeds from advances from Federal Home Loan Bank	5,004,000	1,574,800
Repayments of advances from Federal Home Loan Bank	(5,034,000)	(1,397,800)
Net change in line of credit with Federal Home Loan Bank	11,761	1,352
Proceeds from issuance of subordinated notes	50,000	—
Payment of debt issuance costs	(729)	—
Repurchase of shares of common stock	—	(6,291)
Capital contributions from controlling member of merged entity	700	226
Dividends paid to shareholders	(8,567)	(7,000)

Net cash provided by financing activities	408,550	441,812

Net increase in cash and due from banks	8,508	5,431
Cash and due from banks at beginning of period	13,616	8,185

Cash and due from banks at end of period	$22,124	$13,616

Supplemental cash flows information
Cash paid:
Interest	$14,594	$7,494

Income taxes	$26,350	$14,890

Supplemental noncash disclosures
Transfer from loans to other real estate owned	$48	$1,681

See accompanying notes to consolidated financial statements.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1—Nature of Operations and Basis of Presentation

Nature of Operations

        Sterling Bancorp, Inc. (the "Company") is a unitary thrift holding company that was incorporated in 1989 and the parent company to its wholly owned subsidiary, Sterling Bank and Trust, f.s.b. (the "Bank"). The Company's business is conducted through the Bank which was formed in 1984. The Company is headquartered in Southfield, Michigan and its operations are in the financial services industry. Management evaluates the performance of its business based on one reportable segment, community banking.

        The Company is subject to regulation, examination and supervision by the Board of Governors of the Federal Reserve ("Federal Reserve"). The Bank is a federally chartered stock savings bank which is subject to regulation, supervision and examination by the office of the Comptroller of the Currency ("OCC") of the U.S. Department of Treasury and the Federal Deposit Insurance Corporation ("FDIC") and a member of the Federal Home Loan Bank ("FHLB") system. The Bank originates construction, commercial real estate, residential mortgage and consumer loans and receives deposits from its customers located primarily in California and Michigan. The Bank operates through a network of 26 branches; one branch at its headquarters and 24 branches located in San Francisco and Los Angeles, California and a newly opened branch located in New York, New York.

Basis of Presentation

Merger of Quantum Fund, LLC

        On April 24, 2017, the Bank acquired all the outstanding equity interests of Quantum Fund, LLC, an entity controlled by the Company's principal shareholder who owns, directly and indirectly 80% of the members' interests with the remaining 20% members' interest held by a member of the Board of Directors of the Company and Bank, for $2.9 million in cash. The entity operates a registered investment advisory business with assets held under management of approximately $425 million. In 2017, the Bank recorded the assets and liabilities transferred at their carrying amounts, consisting primarily of a customer-related intangible asset, in the accounts of the entity transferred. Prior to 2017, the consolidated financial statements have been retrospectively adjusted to include the results of the Company and its wholly-owned subsidiary, and the entity under common control on a combined basis, since the entities were under common control for the periods presented. The retrospective adjustments made to include the results of Quantum in these consolidated financial statements increased total shareholders' equity by $2,361 at January 1, 2015, increased total shareholders' equity and other assets at December 31, 2016 and 2015 by approximately $2,000 and $1,500 respectively, and decreased net income for the year ended December 31, 2016 and 2015 by approximately $1,200 and $600, respectively.

Stock Split

        In September 2017, the Board of Directors approved a 1,000 for one stock split to be effected as a stock dividend on the Company's voting and non-voting common stock. The stock split was effected on September 11, 2017. In addition, the Board of Directors and shareholders approved an increase in the number of authorized shares of common stock to 500 million consisting of 490 million shares of voting common stock, no par value, and 10 million shares of non-voting common stock, no par value. The

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 1—Nature of Operations and Basis of Presentation (Continued)

presentation of authorized common shares in these consolidated financial statements and notes thereto, has been retrospectively adjusted for the increase, and all share and per share amounts have been retroactively adjusted, where applicable, to reflect the stock split.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include the results of the Company and its wholly-owned subsidiary, and an entity under common control that was merged with the Company in April 2017 (note 1). All significant intercompany accounts and transactions have been eliminated in the consolidation.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

        The Bank utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. In cases where quoted market values in an active market are not available, the Bank uses present value techniques and other valuations methods, as disclosed in note 12, to estimate the fair value of its financial instruments. These valuation methods require considerable judgment and the resulting estimates of fair value can be significantly affected by the assumptions made and methods used.

        Investments securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Bank may be required to record other assets and liabilities on a nonrecurring basis, such as impaired loans, other real estate owned, nonmarketable equity securities and certain other assets and liabilities. These nonrecurring fair value adjustments generally involve write-downs of individual assets or application of lower of amortized cost or fair value accounting.

Cash and Cash Equivalents

        For the purposes of the accompanying statements of cash flows, cash and cash equivalents are defined as the amounts included in the consolidated balance sheets under the caption "Cash and due from banks" which includes cash and time deposits, and other deposits held with other banks with original maturities of three months or less. Cash on hand or on deposit at December 31, 2016 and 2015 of $6,516 and $2,568, respectively, was required to be held to meet regulatory reserve and clearing requirements.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

        The Company presents the cash flows from customer loans, deposit transactions and short-term borrowings on a net basis in its consolidated statements of cash flows.

Interest-bearing deposits with other banks

        Interest-bearing deposits with other banks, consisting of certificates of deposit, have maturities greater than three months and are carried at cost.

Concentration of Credit Risk

        The Company's loan portfolio consists primarily of residential real estate loans which are collateralized by real estate. At December 31, 2016, residential real estate loans accounted for 81% of the loan portfolio. In addition, most of these residential loans and other commercial loans have been made to individuals and businesses in the state of California which are dependent on the area economy for their livelihoods and servicing of their loan obligation. At December 31, 2016, approximately 99% of the loan portfolio was originated in California.

Investment Securities

        Investment securities are classified as either available for sale or held to maturity. Management determines the classification of the investment securities when they are purchased.

        Investment securities available for sale are stated at fair value, with unrealized gains and losses excluded from income and shown as a separate component of shareholders' equity in accumulated other comprehensive income (loss), net of income taxes. Held to maturity securities are carried at amortized cost when management has the positive intent and ability to hold them to maturity. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts over the contractual life of the investment security using the effective interest method or, in the case of mortgage-backed securities, over the estimated life of the investment security using the effective yield method.

        Interest income includes amortization or accretion of purchase premium or discount. Gains and losses on sales are recorded on the settlement date and determined using the specific identification method.

        Management evaluates the investment securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis and more frequently when economic or market conditions warrant such an evaluation. In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. A charge is recognized against income for all or a portion of the impairment if the loss is determined to be other than temporary.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

        If the Bank intends to sell the debt security or it is more likely than not that the Bank will be required to sell the debt security prior to the recovery of its amortized cost basis, the debt security is written down to fair value, and the full amount of any impairment charge is recorded as a loss in the consolidated statements of income. If the Bank does not intend to sell the debt security and it is more likely than not that the Bank will not be required to sell the debt security prior to recovery of its amortized cost basis, only the current period credit loss of any impairment of a debt security is recognized in the consolidated statements of income, with the remaining impairment recorded in other comprehensive income.

        The OTTI review for equity securities includes an analysis of the facts and circumstances of each individual investment. A decline in value of equity security that is considered other than temporary is recorded in the consolidated statements of income.

Investment Securities, Restricted Stock

        The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest additional amounts. The FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. The FHLB stock does not have a readily determinable fair value and no quoted market value as the ownership is restricted to member institutions and the FHLB stock is pledged as collateral on FHLB borrowings. Cash and stock dividends are reported as income in interest and dividends on invesment securities in the consolidated statements of income. Cash dividends received amounted to $730 and $544 for the year ended December 31, 2016 and 2015, respectively.

Mortgage Loans Held for Sale

        Residential real estate loans originated or purchased and intended for sale in the secondary market are carried at the lower of amortized cost or fair value in the aggregate as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to the consolidated statements of income. Residential real estate loans originated as held for investment are periodically sold with servicing retained in order to manage liquidity, interest rate or concentration risk. Loans that are transferred into loans held for sale from loans held for investment, due to a change in intent, are recorded at the lower of amortized cost or fair value.

        When loans originally classified as held for sale or as held for investment are reclassified due to a change in intent or ability to hold, cash flows associated with the loans will be classified in the consolidated statements of cash flows as operating or investing, as appropriate, in accordance with the initial classification of the loans.

        Residential real estate loans held for sale are generally sold with servicing rights retained. The carrying value of residential real estate loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of residential real estate loans are based on the difference between the selling price and the carrying value of the related loan sold.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

Loans

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the principal balance outstanding, net of unamortized fees and costs on originated loans and allowances for loan losses. Loan origination fees and certain direct loan origination costs are deferred and amortized over the lives of the respective loans as a yield adjustment using the effective interest method.

        Interest income on loans is accrued as earned using the interest method over the term of the loan. The accrual of interest income is discontinued at the time the loan is 90 days past due or earlier if conditions warrant (i.e. nonaccrual loan), unless the loan is secured and in the process of collection. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, interest accrued and unpaid during prior periods is reversed. Any payments on nonaccrual loans are applied first to outstanding loan principal amounts and then to the recovery of the charged off loan amounts. Any excess is treated as a recovery of interest and fees. Loans are returned to accrual status after all principal and interest amounts contractually due are made and future payments are reasonably assured.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings, as defined below, and classified as impaired.

        Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

        Construction and commercial real estate loans and commercial lines of credit are individually evaluated for impairment. If a loan is impaired, a portion of the allowance for loan losses is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral or operations of collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures.

Troubled Debt Restructurings

        The Bank periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. Loans which have been modified resulting in a concession, and which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. To determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

foreseeable future without the modification. This evaluation is performed under the Company's internal underwriting policy.

        Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For loans that are considered troubled debt restructurings that subsequently go into default, the Company determines the amount to reserve in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

Allowance for Loan Losses

        The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased or decreased by the provision for loan losses and decreased by charge offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers all other loans and is based on historical loss experience adjusted for general economic conditions and other qualitative factors by loan segment.

        The general reserve component covers all nonimpaired loans and is based on historical loss experience adjusted for qualitative factors. The historical loss experience is determined by portfolio segment, discussed below, and is based on the actual loss history experienced over the most recent three years. This actual loss experience is supplemented with economic and other factors based on the risks present for each portfolio segment. These economic and other risk factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

        The following portfolio segments have been identified:

          A)   Construction Loans—The construction loan portfolio is comprised of loans to builders and developers primarily for residential, commercial and mixed-use development. In addition to general commercial real estate risks, construction loans have additional risk of cost overruns, market deterioration during construction, lack of permanent financing and no operating history.

          B)    Residential Real Estate—The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. Economic trends determined by unemployment rates and

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

  other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating. The classes in the residential real estate portfolio segment consist of residential first mortgages and residential second mortgages. Our residential first mortgages are further stratified by product and borrower characteristics.

          C)    Commercial Real Estate—Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for the properties to produce sufficient cash flow to service debt obligations. The classes in the commercial real estate portfolio segment consist of retail, multifamily, offices, hotels, industrial, gas stations, and other.

          D)   Commercial Lines of Credit—The commercial lines of credit portfolio is comprised of loans to businesses such as sole proprietorships, partnerships, limited liability companies and corporations for the daily operating needs of the business. The risk characteristics of these loans vary based on the borrowers' business and industry as repayment is typically dependent on cash flows generated from the underlying business. These loans may be secured or unsecured. The classes in the commercial lines of credit portfolio segment consist of private banking loans and commercial & industrial ("C&I") lending.

          E)    Other Consumer—The consumer loan portfolio is usually comprised of a large number of small loans, including automobile, marine, personal loans, credit cards, etc. Most loans are made directly for consumer purchases. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate the borrowers' capacity to repay their obligations may be deteriorating.

Cash Surrender Value of Bank-Owned Life Insurance

        The Bank has purchased life insurance policies on certain officers and employees; in addition, the Bank still owns policies on retired and former employees. Cash surrender value of bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Long-Lived Assets

        Long-lived assets, such as property and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require long-lived assets or asset groups to be tested for possible impairment, the Company compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques, such as discounted cash flow models and third-party independent appraisals.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

        Definite-lived intangible assets, consisting of customer-related intangibles, are amortized on a straight-line basis over their estimated useful lives of ten years. At December 31, 2016 and 2015, customer-related intangibles totaled $4,500, less accumulated amortization of $3,150 and $2,700, respectively. Amortization expense related to the customer-related intangibles was $450 for the years ended December 31, 2016 and 2015. Future annual amortization is $450 for each of the years 2017 through 2019.

Mortgage Servicing Rights

        Servicing assets (i.e. mortgage servicing rights) are recognized separately when residential real estate loans are sold with servicing rights retained by the Bank. Mortgage servicing rights are initially recorded at fair value. Fair value is determined based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The servicing assets are subsequently measured using the amortization method which requires servicing assets to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

        Servicing assets are evaluated for impairment based upon the fair value of the mortgage servicing rights as compared to its carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type, and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. The fair values of servicing assets are subject to significant fluctuations due to changes in estimated and actual prepayment speeds and default rates and losses.

        Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan and are recognized as income when earned. The Bank also records late fees and ancillary fees related to loan servicing which were not material for the periods presented.

Transfers of Financial Assets

        Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned

        Other real estate owned consists of properties acquired through or instead of loan foreclosure. These properties, as held for sale properties, are recorded at fair value, less costs to sell when acquired, establishing a new cost basis for the property. These properties are maintained at the lower of cost or

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

fair value less costs to sell. If fair value declines below this cost basis, a valuation allowance is recorded with an expense to gain on sale of other real estate owned, net recorded in non-interest income on the consolidated statements of income. Operating costs after acquisition are expensed in other non-interest expense on the consolidated statements of income. At December 31, 2015, the Bank had other real estate owned of $1,280 which has been included in other assets in the consolidated balance sheet. At December 31, 2016, no other real estate owned was held. At December 31, 2016, approximately $110 of loans secured by residential real estate were in the process of foreclosure.

Loan Commitments and Related Financial Instruments

        Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Assets Held under Administration and Investment Management and Advisory Fees

        The Company does not include assets held in fiduciary or agency capacities in the consolidated balance sheets as such assets held under administration are not assets of the Company. Fees from asset management activities are recorded on an accrual basis over the period in which the service is provided. Fees, as set forth in the underlying client contract, are a function of the market value of assets administrated and managed.

Income Taxes

        Income taxes are provided for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period the change occurs. Deferred tax assets are reduced, through a valuation allowance, if necessary, by the amount of such benefits that are not expected to be realized based on current available evidence.

        A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

Income per Share, Basic and Diluted

        Basic income per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted income per share represents net income available to common shareholders divided by the weighted average number of common shares outstanding during the period, plus the effect of outstanding dilutive potential common shares. The Company did not have any dilutive securities therefore, basic and diluted income per share is the same for all periods presented.

Recently Issued Accounting Guidance

        In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities, which amends the amortization period for certain purchased callable debt securities held at a premium. The amendments shorten the amortization period to the earliest call date. Under current U.S. GAAP, entities generally amortize the premium as an adjustment of yield over the contractual life of the instrument. The amendments do not change the accounting for securities held at a discount. ASU No. 2017-08 will be effective for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018. The amendments should be applied using a modified-retrospective transition method as of the beginning of the period of adoption. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact of ASU No. 2017-08 on its consolidated financial statements, but it is not expected to have a material impact due to the Company has not typically acquired callable securities with purchase premiums.

        In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to reduce current diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU No. 2016-15 will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. The Company has early adopted ASU No. 2016-15 in these annual consolidated financial statements.

        In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring recording of credit losses on loans and other financial instruments on a more timely basis. The guidance will replace the current incurred loss accounting model with an expected loss approach and requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. ASU No. 2016-13 is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2019. The Company is currently evaluating the impact of ASU No. 2016-13 but expects to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which ASU No. 2016-13 is effective. The Company has not yet determined the

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

magnitude of any such one-time adjustment or the overall impact of ASU No. 2016-13 on its consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which require lessees to recognize the following for all leases, except for short-term leases, at the commencement date: (1) a lease liability which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessor accounting is largely unchanged. ASU No. 2016-02 will also require expanded disclosures. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the ASU No. 2016-02 on its financial condition and results of operations. The Company will record a right-of-use asset and a lease liability on its consolidated balance sheet for the leases of its facilities in place at adoption of this ASU.

        In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheets, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheets or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to investment securities. ASU No. 2016-01 is effective retrospectively for annual periods and interim periods within those annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of adopting ASU No. 2016-01 on the consolidated financial statements. The Company plans to provide the additional required disclosures, but this ASU is not expected to have a material impact on the Company's financial condition or results of operations.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is intended to improve and converge the financial reporting requirements for revenue contracts with customers. Previous accounting guidance comprised broad revenue recognition concepts along with numerous industry-specific requirements. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration in exchange for those goods and services. It also establishes a five-step model which entities must follow to recognize revenue. In April 2016, the FASB clarified the following two aspects: identifying performance obligations and the licensing implementation guidance while retaining the related principles for those areas. In May 2016, the FASB issued ASU No. 2016-12,

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 2—Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Topic 606): Narrow -Scope Improvements and Practical Expedients, to provide a limited number of changes to its revenue recognition standard. The amendments clarify the assessment of the likelihood that revenue will be collected from a contract, the guidance for presenting sales taxes and similar taxes, and the timing for measuring customer payments that are not in cash. The amendment also specifies that a contract should be considered complete if all, or substantially all, of its revenue has been collected prior to making the transition to the new standard. In addition, the update clarifies the disclosure requirements for transition to the new standard by adjusting amounts from prior reporting periods. In December 2016, the FASB issued ASU No. 2016-20, Technical Corrections and Improvement to Topic 606, Revenue from Contracts with Customers. The banking industry does not expect significant changes because major sources of revenue are from financial instruments that have been excluded from the scope of the new guidance including loans, derivatives, debt and equity securities, etc. However, the new guidance affects other fees charged by banks, such as asset management fees, credit card interchange fees, deposit account fees, etc. Adoption of ASU No. 2014-09 may be made on a full retrospective basis with practical expedients, or on a modified retrospective basis with a cumulative effect adjustment on the initial application along with supplementary disclosures. ASU No. 2014-09 is effective for annual and interim periods beginning after December 15, 2017. The Company does not expect ASU No. 2014-09 and its related amendments to have a material impact on revenue closely associated with financial instruments, including interest income. The Company is currently in the process of performing an overall assessment of its revenue streams impacted by ASU No. 2014-09, including deposit related fees and asset management fees, to assess the impact on the Company's consolidated financial statements and determine its transition method.

Note 3—Investment Securities

        The following tables summarize the amortized cost and fair value of investment securities available for sale at December 31, 2016 and 2015 and the corresponding amounts of gross unrealized gains and losses:

	December 31, 2016
		Gross Unrealized
	Amortized Cost			Fair Value
		Gain	Loss
Available for sale:
U.S. Treasury securities	$70,072	$7	$(39)	$70,040
Collateralized mortgage obligations	2,411	51	—	2,462
Collateralized debt obligations	610	—	(25)	585
Other securities	2,045	—	(55)	1,990
Equity securities	529	—	—	529

Total	$75,667	$58	$(119)	$75,606

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 3—Investment Securities (Continued)

	December 31, 2015
		Gross Unrealized
	Amortized Cost			Fair Value
		Gain	Loss
Available for sale:
U.S. Treasury securities	$40,039	$5	$(30)	$40,014
Collateralized mortgage obligations	2,970	78	—	3,048
Collateralized debt obligations	2,104	—	(1,040)	1,064
Other securities	2,045	—	(23)	2,022
Equity securities	530	—	—	530

Total	$47,688	$83	$(1,093)	$46,678

        Other securities consist of an investment in a qualified community reinvestment act investment fund, which is a publicly-traded mutual fund. Equity securities consist of an investment in Pacific Coast Banker's Bank, a thinly traded, restricted stock, and an investment in a service corporation. All interest and dividends on investment securities are taxable.

        The proceeds from the sale of investment securities available for sale were $596 with $898 of gross losses realized on these sales for the year ended December 31, 2016.

        The table summarizes the amortized cost and fair value of investment securities available for sale, shown by contractual maturity at December 31, 2016. Securities with no single stated maturity are shown separately.

	Amortized Cost	Fair Value
U.S. Treasury securities
Due less than one year	$70,072	$70,040
Collateralized mortgage obligations	2,411	2,462
Collateralized debt obligations	610	585
Other securities	2,045	1,990
Equity securities	529	529

Total	$75,667	$75,606

        Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 3—Investment Securities (Continued)

        The table summarizes investment securities available for sale, at fair value, with unrealized losses at December 31, 2016 and 2015 aggregated by major security type and length of time the individual securities have been in a continuous unrealized loss position, as follows:

	December 31, 2016
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$41,518	$(39)	$—	$—	$41,518	$(39)
Collateralized debt obligations	—	—	585	(25)	585	(25)
Other securities	1,990	(55)	—	—	1,990	(55)

Total	$43,508	$(94)	$585	$(25)	$44,093	$(119)

	December 31, 2015
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$31,313	$(30)	$—	$—	$31,313	$(30)
Collateralized debt obligations	—	—	1,064	(1,040)	1,064	(1,040)
Other securities	—	—	2,022	(23)	2,022	(23)

Total	$31,313	$(30)	$3,086	$(1,063)	$34,399	$(1,093)

        As of December 31, 2016, the Company's security portfolio consisted of 13 securities, with five in an unrealized loss position. For investment securities in an unrealized loss position, management has both the intent and ability to hold these investments until the recovery of the decline; thus, the impairment was determined to be temporary.

        The Company holds a collateralized debt obligation with a carrying value of $610 at December 31, 2016. The security was rated high quality at inception, but at December 31, 2016, Moody's rated the security as B1, which is defined as "extremely speculative". The issuers of the security are primarily banks. The Company uses in-house and third party other-than-temporary impairment evaluation models to compare the present value of expected cash flows to the previous estimate to ensure there are no adverse changes in cash flows during the period. The other-than-temporary impairment model considers the structure and term of the collateralized mortgage obligations and the financial condition of the underlying issuers. Assumptions used in the model include expected future default rates and prepayments. The security remained classified as available for sale and represented $25 of the unrealized losses reported at December 31, 2016. At December 31, 2015, the Company held another collateralized mortgage obligation and had recognized other-than temporary impairment on it in prior years. All of the cumulative other-than-temporary impairment recognized at December 2015 related to this collateralized mortgage obligation, which was sold during 2016.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 3—Investment Securities (Continued)

        The table below presents a rollforward of the cumulative credit losses recognized in the consolidated statements of income for the periods ended December 31:

	2016	2015
Beginning balance, January 1,	$2,507	$2,507
Reduction for previous credit losses realized on securities sold during the year	(2,507)	—

Ending balance, December 31	$—	$2,507

        Total other-than-temporary impairment recognized in accumulated other comprehensive loss, net of tax was $0 and $655 at December 31, 2016 and 2015, respectively.

Note 4—Loans

        Major categories of loans at December 31, 2016 and 2015 were as follows:

	2016	2015
Construction loans	$146,600	$74,573
Residential real estate loans, mortgage	1,617,087	1,282,321
Commercial real estate loans, mortgage	201,394	193,637
Commercial and industrial loans, lines of credit	36,793	38,377
Other consumer loans	63	90

Total loans	2,001,937	1,588,998
Less: unearned discount and fees	(4,676)	(2,212)
Less: allowance for loan losses	(14,822)	(10,984)

Loans, net	$1,982,439	$1,575,802

        Loans with carrying values of $839.6 million and $833.2 million were pledged as collateral on FHLB borrowings at December 31, 2016 and 2015, respectively.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The table presents the activity in the allowance for loan losses and recorded investment in loans by portfolio segment as of and for the year ended December 31, 2016 and 2015, as follows:

	Year Ended December 31, 2016
	Construction	Residential Real Estate	Commercial Real Estate	Commercial Lines of Credit	Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$317	$8,192	$1,530	$392	$2	$551	$10,984
Provision for loan losses	52	3,578	(2,768)	(19)	(2)	439	1,280
Charge offs	—	(24)	—	—	—	—	(24)
Recoveries	310	117	2,153	—	2	—	2,582

Ending balance	$679	$11,863	$915	$373	$2	$990	$14,822

Ending balances:
Individually evaluated for impairment	$—	$21	$61	$107	$—	$—	$189

Collectively evaluated for impairment	$679	$11,842	$854	$266	$2	$990	$14,633

Loans*:
Loans individually evaluated for impairment	$—	$72	$2,950	$369	$—	$—	$3,391
Loans collectively evaluated for impairment	146,600	1,617,015	198,444	36,424	63	—	1,998,546

Total ending loans balance	$146,600	$1,617,087	$201,394	$36,793	$63	$—	$2,001,937

*
The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

	Year Ended December 31, 2015
	Construction	Residential Real Estate	Commercial Real Estate	Commercial Lines of Credit	Other Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$203	$4,350	$4,682	$235	$4	$541	$10,015
Provision for loan losses	30	3,871	(3,489)	107	(4)	10	525
Charge offs	—	(90)	(86)	—	—	—	(176)
Recoveries	84	61	423	50	2	—	620

Ending balance	$317	$8,192	$1,530	$392	$2	$551	$10,984

Ending balances:
Individually evaluated for impairment	$—	$25	$780	$155	$—	$—	$960

Collectively evaluated for impairment	$317	$8,167	$750	$237	$2	$551	$10,024

Loans*:
Loans individually evaluated for impairment	$17	$74	$6,680	$776	$—	$—	$7,547
Loans collectively evaluated for impairment	74,556	1,282,247	186,957	37,601	90	—	1,581,451

Total ending loans balance	$74,573	$1,282,321	$193,637	$38,377	$90	$—	$1,588,998

*
The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The following tables present information related to impaired loans by class of loans as of and for the periods indicated:

				Year Ended December 31, 2016
	At December 31, 2016
						Cash Basis Interest Recognized
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses	Average Recorded Investment	Interest Income Recognized
With no related allowance for loan losses recorded:
Commercial real estate:
Retail	$1,491	$1,316	$—	$1,347	$69	$64
Gas stations	476	39	—	67	—	—
Commercial lines of credit, Private banking	154	154	—	157	6	5

Subtotal	2,121	1,509	—	1,571	75	69

With an allowance for loan losses recorded:
Residential real estate, first mortgage	72	72	21	73	3	3
Commercial real estate, offices	1,606	1,595	61	1,610	73	67
Commercial lines of credit:
Private banking	215	215	107	223	19	18

Subtotal	1,893	1,882	189	1,906	95	88

Total	$4,014	$3,391	$189	$3,477	$170	$157

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

	At December 31, 2015			Year Ended December 31, 2015
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
With no related allowance for loan losses recorded:
Construction	$134	$17	$—	$73	$—	$—
Commercial real estate:
Retail	1,549	1,383	—	1,418	74	68
Offices	667	281	—	540	—	—
Gas stations	2,049	1,633	—	1,688	87	80
Commercial lines of credit, Private banking	160	160	—	163	9	8

Subtotal	4,559	3,474	—	3,882	170	156

With an allowance for loan losses recorded:
Construction	73	74	25	75	4	3
Commercial real estate:
Offices	1,649	1,633	422	1,650	71	59
Industrial	838	835	84	844	49	45
Other	915	915	274	967	53	49
Commercial lines of credit:
Private banking	234	234	117	244	14	12
C&I lending	382	382	38	390	17	16

Subtotal	4,091	4,073	960	4,170	208	184

Total	$8,650	$7,547	$960	$8,052	$378	$340

        The unpaid principal balance is not reduced for partial charge offs. The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

        Also presented in the above table is the average recorded investment of the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received under the cash basis method. In the table above, all interest recognized represents cash collected. The average balances are calculated based on the month-end balances of the loans for the period reported.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2016 and 2015:

	2016		2015
	Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Construction	$—	$—	$18	$—
Residential real estate:
Residential first mortgage	272	155	512	136
Commercial real estate:
Retail	99	—	119	—
Offices	39	—	281	—
Gas stations	—	—	101	—

Total	$410	$155	$1,031	$136

        The recorded investment in loans excludes unearned discount and fees and accrued interest receivable on loans which were not significant.

        The following tables present the aging of the recorded investment in past due loans as of December 31, 2016 and 2015 by class of loans:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2016
Construction	$—	$—	$—	$—	$146,600	$146,600
Residential real estate:
Residential first mortgage	416	398	427	1,241	1,598,481	1,599,722
Residential second mortgage	—	—	—	—	17,365	17,365
Commercial real estate:
Retail	—	—	99	99	17,205	17,304
Apartments	—	—	—	—	56,198	56,198
Offices	—	—	—	—	19,418	19,418
Hotel	—	—	—	—	66,545	66,545
Industrial	—	—	—	—	16,330	16,330
Gas stations	—	—	39	39	1,690	1,729
Other	—	—	—	—	23,870	23,870
Commercial lines of credit:
Private banking	—	—	—	—	18,240	18,240
C&I lending	—	227	—	227	18,326	18,553
Other consumer loans	—	—	—	—	63	63

Total	$416	$625	$565	$1,606	$2,000,331	$2,001,937

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
December 31, 2015
Construction	$—	$—	$18	$18	$74,555	$74,573
Residential real estate:
Residential first mortgage	163	—	648	811	1,267,542	1,268,353
Residential second mortgage	—	—	—	—	13,968	13,968
Commercial real estate:
Retail	—	—	119	119	26,669	26,788
Apartments	—	—	—	—	42,132	42,132
Offices	—	—	281	281	21,162	21,443
Hotel	—	—	—	—	64,138	64,138
Industrial	—	—	—	—	8,448	8,448
Gas stations	—	—	101	101	7,168	7,269
Other	—	—	—	—	23,419	23,419
Commercial lines of credit:
Private banking	—	—	—	—	23,224	23,224
C&I lending	—	—	—	—	15,153	15,153
Other consumer loans	—	—	—	—	90	90

Total	$163	$—	$1,167	$1,330	$1,587,668	$1,588,998

        The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential real estate and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which is presented above, and by payment activity. The Company reviews the status of nonperforming loans which include loans 90 days past due and still accruing and nonaccrual loans.

Troubled Debt Restructurings

        At December 31, 2016 and 2015, the balance of outstanding loans identified as troubled debt restructurings was $3,134 and $4,782 respectively. The Company has an allowance for loan losses of $81 and $448 on these loans at December 31, 2016 and 2015 respectively. The terms of certain loans have been modified as troubled debt restructurings by the Company. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; extension of the amortization period of the loan; change in loan payments to interest only for a defined period for the loan; or a permanent reduction of the recorded investment in the loan. The Company has no commitments to lend additional amounts to these customers. Furthermore, there were no loan modifications during 2016 and 2015 that were considered troubled debt restructurings and no troubled debt restructurings that subsequently defaulted during those years.

        The terms of certain other loans have been modified during the years ending December 31, 2016 and 2015 that did not meet the definition of a troubled debt restructuring. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

financial difficulties or a delay in a payment. These other loans that were modified were not considered significant.

Credit Quality

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes homogeneous loans such as residential real estate and consumer loans and non-homogeneous loans, such as commercial lines of credit, construction and commercial real estate loans. This analysis is performed monthly. The Company uses the following definitions for risk ratings:

        Pass:    Loans are of satisfactory quality.

  Special Mention:    Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

  Substandard:    Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

  Doubtful:    Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        At December 31, 2016 and 2015, the risk rating of loans by class of loans was as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2016
Construction	$142,561	$4,039	$—	$—	$146,600
Residential real estate:
Residential first mortgage	1,599,449	—	192	81	1,599,722
Residential second mortgage	17,365	—	—	—	17,365
Commercial real estate:
Retail	15,988	1,217	99	—	17,304
Apartments	56,198	—	—	—	56,198
Offices	18,513	905	—	—	19,418
Hotel	66,545	—	—	—	66,545
Industrial	16,330	—	—	—	16,330
Gas stations	1,690	—	39	—	1,729
Other	23,074	—	796	—	23,870
Commercial lines of credit:
Private banking	18,025	—	215	—	18,240
C&I lending	18,326	227	—	—	18,553
Other consumer loans	63	—	—	—	63

Total	$1,994,127	$6,388	$1,341	$81	$2,001,937

	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2015
Construction	$73,816	$739	$18	$—	$74,573
Residential real estate:
Residential first mortgage	1,267,816	—	411	126	1,268,353
Residential second mortgage	13,968	—	—	—	13,968
Commercial real estate:
Retail	24,569	—	2,219	—	26,788
Apartments	42,132	—	—	—	42,132
Offices	19,523	—	1,920	—	21,443
Hotel	64,138	—	—	—	64,138
Industrial	8,448	—	—	—	8,448
Gas stations	7,169	—	100	—	7,269
Other	22,504	—	915	—	23,419
Commercial lines of credit:
Private banking	22,830	—	160	234	23,224
C&I lending	14,731	40	382	—	15,153
Other consumer loans	90	—	—	—	90

Total	$1,581,734	$779	$6,125	$360	$1,588,998

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 4—Loans (Continued)

        The following table presents portfolio loans purchased and/or sold during the years ended December 31, 2016 and 2015 by portfolio segment:

Residential Real Estate
2016
Purchases	$—
Sales	279,352
2015
Purchases	$1,017
Sales	23,036

Note 5—Leasehold Improvements and Equipment

        Leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method. Leasehold improvements and equipment at December 31, 2016 and 2015, are as follows:

	Estimated Useful Life (in years)	2016	2015
Leasehold improvements	*	$7,638	$7,055
Furniture and equipment	3 - 7	9,739	8,916

		17,377	15,971
Less: accumulated depreciation and amortization		(11,522)	(11,079)

		$5,855	$4,892

*
Amortized over the shorter of the lease term or estimated useful life

        The amount charged to occupancy and equipment in the consolidated statements of income for depreciation and amortization was $1,058 and $1,120 for the year ended December 31, 2016 and 2015, respectively.

Note 6—Mortgage Servicing Rights

        The Bank records servicing assets from the sale of mortgage loans to the secondary market for which servicing has been retained. Mortgage loans serviced for others are not included in the

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 6—Mortgage Servicing Rights (Continued)

consolidated balance sheets. The principal balance of these loans at December 31, 2016 and 2015 are as follows:

	2016	2015
Mortgage loan portfolios serviced for:
FNMA	$61,562	$41,322
FHLB	91,244	66,638
Private investors	256,910	18,337

        Custodial escrow balances maintained with these serviced loans were $7,902 and $732 at December 31, 2016 and 2015, respectively.

        Activity for mortgage servicing rights and the related valuation allowance are as follows:

	2016	2015
Mortgage servicing rights:
Beginning of year	$1,371	$392
Additions	3,766	1,125
Amortization	(683)	(146)

End of year	4,454	1,371

Valuation allowance at beginning of year	98	—
Additions (recoveries)	(58)	98

Valuation allowance at end of year	40	98

Net carrying amount	$4,414	$1,273

        Mortgage servicing assets, included in other assets, were $4,414 and $1,273 at December 31, 2016 and 2015, respectively. Servicing fee income, net of amortization of servicing rights, was $490 and $(9) for the year ended December 31, 2016 and 2015, respectively.

        The fair value of mortgage servicing rights was $4,929 and $1,273 at December 31, 2016 and 2015, respectively. The fair value of mortgage servicing rights is highly sensitive to changes in underlying assumptions. Changes in prepayment speed assumptions have the most significant impact on the estimate of the fair value of mortgage servicing rights. The fair value at December 31, 2016 was determined using discount rates ranging from 9.5% to 12.0%, prepayment speeds ranging from 6.8% to 36.5%, depending on the stratification of the specific right, and a weighted average default rate of 0.2%. The fair value at December 31, 2015 was determined using discount rates ranging from 9.5% to 12.0%, prepayment speeds ranging from 6.4% to 34.7%, depending on the stratification of the specific right, and a weighted average default rate of 0.2%.

Note 7—Deposits

        Time deposits, included in interest-bearing deposits, were $435,995 and $430,543 at December 31, 2016 and 2015, respectively. Time deposits includes brokered deposits of $74,760 and $82,363 at December 31, 2016 and 2015, respectively.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 7—Deposits (Continued)

        Time deposits of $250,000 and over were $160,153 and $163,719 at December 31, 2016 and 2015, respectively.

        At December 31, 2016, the scheduled maturities of time deposits, including broker deposits, in interest-bearing deposits were as follows:

2017	$361,400
2018	29,670
2019	8,729
2020	10,726
2021	25,470

$435,995

Note 8—Federal Home Loan Bank Borrowings

        Federal Home Loan Bank (FHLB) borrowings at December 31, 2016 and 2015 consist of the following:

	2016	Interest Rates	2015	Interest Rates
Short-term fixed rate advances	$75,000	0.74%	$170,000	0.38% - 0.61%
Short-term adjustable rate advances	—		75,000	0.58%*

Total short-term FHLB advances	75,000		245,000
Long-term fixed rate advances	205,000	0.98% - 3.84%	65,000	0.58% - 3.84%

Total FHLB advances	280,000		310,000
FHLB overdraft line of credit	28,198	0.90%*	16,437	0.58%*

Total	$308,198		326,437

*
At period end.

FHLB Advances

        At December 31, 2016, fixed rate advances totaled $280,000 with maturity dates ranging from January 2017 to October 2026. At December 31, 2015, fixed rate advances totaled $235,000 with maturity dates ranging from January 2016 to September 2017. Also, at December 31, 2015, the Bank had variable rate advances totaling $75,000 (interest rate of 0.58% at December 31, 2015) which matured in 2016.

        Interest on advances is payable monthly and each advance is payable at its maturity date, and may contain a prepayment penalty if paid before maturity. At December 31, 2016, advances totaling $172,000 were callable by the FHLB as follows: $15,000 in March 2017; $67,000 in September 2021; and $90,000 in October 2021. At December 31, 2016, the Bank had additional borrowing capacity of $296 million from the FHLB.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 8—Federal Home Loan Bank Borrowings (Continued)

        The contractual annual maturities of FHLB advances at December 31, 2016 are as follows:

2017	$90,000
2018	—
2019	11,000
2020	11,000
2021	11,000
Thereafter	157,000

$280,000

FHLB Overdraft Line of Credit

        The Bank has established an overdraft line of credit agreement with the FHLB providing maximum borrowings of $50,000. The average amount outstanding during the year ended December 31, 2016 and 2015 was $13,571 and $7,846, respectively. At December 31, 2016 and 2015, the Bank had $28,198 and $16,437, respectively, outstanding under this agreement. Borrowings accrue interest based on a variable rate based on the FHLB's overnight cost of funds rate, which was 0.90% and 0.58% at December 31, 2016 and 2015, respectively. The agreement has a one-year term and currently terminates in October 2017. Management plans to extend the agreement for another one-year term.

        The FHLB advances and the overdraft line of credit are collateralized by pledged loans totaling $839.6 million at December 31, 2016.

Other Borrowings

        The Company had available credit lines with other banks totaling $35 million. There were no amounts outstanding under these credit lines during the years ended December 31, 2016 and 2015.

Note 9—Subordinated Notes

        During the period of April through September 2016, the Company issued subordinated notes ("Notes") to accredited investors in the aggregate principal amount of $50 million. Issuance costs of $729 were netted against the proceeds. The Company contributed cash proceeds of $33,250 to the Bank to support its growth and the remaining proceeds were retained by the Company.

        At December 31, 2016, the balance outstanding under the Notes was $49,338, net of unamortized debt issuance costs of $662. The Notes bear interest at 7% per annum, payable semi-annually in arrears, through April 2021 after which the Notes will have a variable interest rate of the three-month LIBOR rate plus a margin of 5.82%. The debt issuance costs are amortized over the contractual term of the Notes into interest expense using the effective interest method. Interest expense on these Notes was $1,978 for the year ended December 31, 2016. The Notes mature in April 2026.

        On or after April 14, 2021, the Company may redeem the Notes, in whole or in part, at an amount equal to 100% of the outstanding principal amount being redeemed plus accrued interest, in a principal amount with integral multiples of $1. The Notes are not redeemable by the Company prior to April 14, 2021 except in the event of (i) the Notes no longer qualify as Tier 2 Capital, (ii) the interest on the

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 9—Subordinated Notes (Continued)

Notes is determined by law to be not deductible for Federal Income Tax reporting or (iii) the Company is considered an investment company pursuant to the Investment Company Act of 1940. The Notes are not subject to redemption by the noteholder.

        The Notes are unsecured obligations and are subordinated in right of payment to all existing and future indebtedness, deposits and other liabilities of the Company's current and future subsidiaries, including the Bank's deposits as well as the Company's subsidiaries liabilities to general creditors and liabilities arising during the ordinary course of business. The Notes may be included in Tier 1 capital of the Bank and Tier 2 capital for the Company under current regulatory guidelines and interpretations. As long as the Notes are outstanding, the Company is permitted to pay dividends if prior to such dividend, the Bank is considered well-capitalized as defined below.

Note 10—Shareholders' Equity

Capital Stock

        The Company's authorized capital stock consists of (i) 490,000,000 shares of voting common stock, no par value and 10,000,000 shares of non-voting common stock, no par value and (ii) 1,000,000 authorized shares of preferred stock (200,000 shares designated as Series A Cumulative Redeemable Preferred Shares).

No Par, Common Stock

        Holders of voting common stock are entitled to one vote per share and to receive dividends. The holders have no preemptive, conversion or subscription rights, and there is no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the series preferred stock as described below with respect to dividend rights or rights upon liquidation, winding up, and dissolution of the Company.

        Holders of nonvoting common stock have equal and identical rights, preferences and limitations, as holders of voting common stock. The nonvoting common stock does not have any voting rights.

        In March 2015, the Company entered into an Assignment and Stock Repurchase Agreement with its principal shareholder whereby the Company repurchased 1,875,000 shares of voting common stock ($1.77 per share) and 1,683,000 shares of non-voting stock ($1.77 per share) in exchange for cash of $2,791, as well as the assignment of a promissory note in the amount of $3,500, held by its principal shareholder that was issued by the seller at the time the shares were purchased. The note, including interest of $43, was paid in full by the Company and the shares were cancelled.

Preferred Stock

        The shares of preferred stock may be divided into and issued in one or more series. The Board of Directors is authorized to issue preferred stock from time to time in one or more series, with such designations and such relative voting, dividend, liquidation and other rights, preferences and limitations as may be adopted by the Board of Directors. No shares of preferred stock are currently issued or outstanding.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 11—Employee Benefit Plans

Defined Contribution Retirement Plan

        The Company has a defined contribution retirement plan that allows for annual employee contributions up to the lesser of 100% of eligible compensation or $18, which are matched equal to 100% of the first 3% of the amount contributed. Dependent on the level of the Company's financial performance, there is a mandatory contribution, in addition to an employee match of up to 1% of the amount contributed based on a tiered scale. The Company's contribution to the plan was $432 and $294 for the year ended December 31, 2016 and 2015, respectively.

Supplemental Retirement Benefit Plan

        An unfunded supplemental retirement benefit plan covers certain employees. The agreements are subject to various terms and conditions but generally provide covered employees with a specified retirement benefit if they retire from the Company at a normal retirement date. The agreements also provide for the payment of vested amounts upon termination. The participant can elect to receive the payout as a lump sum or as an annuity. The supplemental retirement obligation liability was $2,397 and $2,165 at December 31, 2016 and 2015, respectively. The expense, net of forfeitures, incurred for the supplemental retirement benefit plan was $254 and $235 for the year ended December 31, 2016 and 2015, respectively. Benefit payments of $22 and $20 were made during 2016 and 2015, respectively.

Spilt Dollar Life Insurance Agreement

        In October 1997, the Company entered into an endorsement split-dollar life insurance agreement with its principal shareholder and former chief executive officer. Pursuant to the plan, a portion of the death benefits arising from life insurance policies owned by the Company will be paid to beneficiaries designated by the principal shareholder and not to the Company. The estimated present value of this post retirement benefit is accrued by the Company and was $4,217 and $4,227 at December 31, 2016 and 2015, respectively.

Note 12—Fair Values of Financial Instruments

        The Company's financial instruments include assets carried at fair value, as well as assets carried at cost or amortized cost but disclosed at fair value in these consolidated financial statements. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in the principal most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, the Company applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The inputs to valuation techniques used to measure fair value are prioritized into a three-level hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

  Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Fair Values of Financial Instruments (Continued)

  Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment Securities Available for Sale

        The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar investment securities (Level 2). For investment securities where quoted prices or market prices of similar investment securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to LIBOR curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual investment securities are reviewed and incorporated into the calculations.

Impaired Loans

        The fair value of collateral dependent impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned

        Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Fair Values of Financial Instruments (Continued)

Assets Measured at Fair Value on a Recurring Basis

        The table below presents the assets measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset at December 31, 2016 and 2015:

		Fair Value Measurements at December 31, 2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Investment securities available for sale:
U.S. Treasury securities	$70,040	$70,040	$—	$—
Collateralized mortgage obligations	2,462	—	2,462	—
Collateralized debt obligations	585	—	—	585
Other securities	1,990	1,990	—	—
Equity securities	529	—	—	529

Total investment securities available for sale	$75,606	$72,030	$2,462	$1,114

		Fair Value Measurements at December 31, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets
Investment securities available for sale:
U.S. Treasury securities	$40,014	$40,014	$—	$—
Collateralized mortgage obligations	3,048	—	3,048	—
Collateralized debt obligations	1,064	—	—	1,064
Other securities	2,022	2,022	—	—
Equity securities	530	—	—	530

Total investment securities available for sale	$46,678	$42,036	$3,048	$1,594

        There were no transfers between Level 1 and Level 2 during 2016 and 2015.

Assets Measured at Fair Value on a Non-Recurring Basis

        From time to time, the Bank may be required to measure certain other assets at fair value on a nonrecurring basis in accordance with U.S. GAAP. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis which were still held on the consolidated balance sheet

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Fair Values of Financial Instruments (Continued)

at December 31, 2015, the following table provides the level of valuation assumptions used to determine each adjustment and the related carrying value:

		Fair Value Measurements at December 31, 2015
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans, net of specific allowance for loan losses	$344	$—	$—	$344

        At December 31, 2015, impaired loans had a loan amount of $382 with a valuation allowance of $38, resulting in no additional provision for loan losses as of and for the year ended December 31, 2015.

        The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016 and 2015:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Investment Securities Available for Sale
	2016		2015
	Collateralized Debt Obligations	Equity Securities	Collateralized Debt Obligations	Equity Securities
Balance of recurring Level 3 assets at beginning of period	$1,064	$530	$1,029	$521
Total gains or losses (realized/unrealized):
Included in income-realized	(898)	(1)	—	9
Included in other comprehensive loss	1,015	—	35	—
Sales	(596)	—	—	—
Transfers in and/or out of Level 3	—	—	—	—

Balance at end of period	$585	$529	$1,064	$530

        Unrealized losses on Level 3 investments at December 31, 2016 were $25 for collateralized debt obligations and $— for equity securities. In addition to the amounts included in income for the year ended December 31, 2016 as presented in the table above, the Company also recorded interest income of $18 on collateralized debt obligations and dividend income of $28 on equity securities. Unrealized losses on Level 3 investments at December 31, 2015 were $1,040 for collateralized debt obligations and $— for equity securities. In addition to the amounts included in income for the year ended December 31, 2015 as presented in the table above, the Company also recorded interest income of $16 on collateralized debt obligations and dividend income of $12 on equity securities.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Fair Values of Financial Instruments (Continued)

        The fair value of collateralized debt obligations is determined by calculating discounted cash flows using LIBOR curves plus spreads that adjust for loss severities, volatility, credit risk and optionality. When available, broker quotes are used to validate the internal model. Rating agency and industry research reports as well as assumptions about specific-issuer defaults and deferrals are reviewed and incorporated into the calculations. Assumptions are reviewed on a quarterly basis as specific-issuer deferral and defaults that occurred are compared to those that were projected and ongoing assumptions are adjusted in accordance with the level of unexpected deferrals and defaults that occurred.

        The following table presents quantitative information about recurring Level 3 fair value measurements at December 31, 2016 and 2015:

	Fair Value	Valuation Technique	Unobservable Inputs
2016
Collateralized debt obligations	$585	Discounted cash flow	Collateral default rate	0%
			Recovery probability	15%
2015
Collateralized debt obligations	$1,064	Discounted cash flow	Collateral default rate	10 - 15% (12.5%)
			Recovery probability	10%

        The significant unobservable inputs used on the fair value measurement of the Company's collateralized debt obligations are probabilities of specific-issuer defaults and specific-issuer recovery assumptions. Significant increases in specific-issuer default assumptions or decreases in specific-issuer recovery assumptions would result in a significantly lower fair value measurement. Conversely, decreases in specific-issuer default assumptions or increases in specific-issuer recovery assumptions would result in a significantly higher fair value measurement.

        The fair value of equity securities of $529 and $530 at December 31, 2016 and 2015, respectively, was determined internally by considering the financial performance of the underlying entities and the Company's investment in those entities. Adjustments were considered for differences identified by management in regard to profitability, capital levels, and asset quality among other financial measures. At December 31, 2016 and 2015, the Company noted that the fair value of equity securities approximated the cost basis in those equity securities.

        As discussed previously, the fair values of collateral dependent impaired loans and other real estate owned carried at fair value are determined by third party appraisals. Management adjusts these appraised values based on the age of the appraisal and the type of the property. The following table

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Fair Values of Financial Instruments (Continued)

presents quantitative information about level 3 fair value measurements for the larger classes of financial instruments measured at fair value on a nonrecurring basis at December 31, 2015:

	Fair Value	Valuation Technique	Unobservable Inputs
2015
Impaired loans	$344	Sales comparison approach	Management discount for property type and recent market volatility	79%

        The carrying amounts and estimated fair values of financial instruments not carried at fair value at December 31, 2016 and 2015, are as follows:

	Fair Value Measurements at December 31, 2016
	Carrying Amount	Fair Value		Level 1		Level 2		Level 3
Financial Assets
Cash and due from banks	$22,124	$22,124		$22,124		$—		$—
Investment Securities, restricted stock	18,360	N/A	*	N/A	*	N/A	*	N/A	*
Loans held for sale	4,714	4,781		—		4,781		—
Loans, net	1,982,439	2,004,048		—		—		2,004,048
Accrued interest receivable	8,169	8,169		—		113		8,056
Financial Liabilities
Demand deposits	$1,179,150	$1,179,150		$1,179,150		—		—
Time deposits	$435,995	$435,602		—		$435,602		—
Federal Home Loan Bank borrowings	308,198	300,990		—		300,990		—
Subordinated notes	49,338	49,461		—		49,461		—
Accrued interest payable	4,214	4,214		990		3,224		—

*
It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Fair Values of Financial Instruments (Continued)

	Fair Value Measurements at December 31, 2015
	Carrying Amount	Fair Value		Level 1		Level 2		Level 3
Financial Assets
Cash and due from banks	$13,616	$13,616		$13,616		$—		$—
Interest-bearing deposits with other banks	1,992	1,992		1,992				—
Federal Home Loan Bank, restricted stock	17,125	N/A	*	N/A	*	N/A	*	N/A	*
Loans held for sale	2,711	2,739				2,739		—
Loans, net	1,575,802	1,584,311		—		—		1,584,311
Accrued interest receivable	6,062	6,062		—		117		5,945
Financial Liabilities
Demand deposits	$799,217	$799,217		$799,217		$—		—
Time deposits	430,543	430,843		—		430,843		—
Federal Home Loan Bank borrowings	326,437	326,437		—		326,437		—
Accrued interest payable	2,963	2,963		149		2,814		—

*
It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

        The following methods and assumptions, not previously presented, were used to estimate the fair value of the financial instrument for which it is practicable to estimate that value:

        Cash and Due from Banks.    The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

        Interest-bearing deposits with other banks.    The carrying amounts of interest-bearing deposits with other banks approximate fair value and are classified as Level 1.

        Investment Securities, Restricted Stock.    It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

        Loans.    Fair value of loans, excluding loans held for sale, are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

        Loans Held for Sale.    The fair value of loans held for sale is estimated based upon binding contracts and quotes from third-party investors.

        Accrued Interest Receivable.    The carrying amounts of accrued interest approximate fair value resulting in a Level 2 and Level 3 classification. Interest receivable is reflected as Level 2 or Level 3 depending upon the classification of the related investment securities available for sale and loans.

        Deposits.    The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 12—Fair Values of Financial Instruments (Continued)

payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

        Federal Home Loan Bank Borrowings.    The fair values of the Company's FHLB borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

        Subordinated Notes.    The fair value of the Company's subordinated notes is based on quoted prices for subordinated notes with similar interest rate and structural characteristics and other observable market data resulting in a Level 2 classification.

        Accrued Interest Payable.    The carrying amounts of accrued interest approximate fair value. Interest payable is reflected as Level 1 or Level 2 depending upon the classification of the related deposits.

Note 13—Income Taxes

        The components of the consolidated income tax expense are as follows:

	2016	2015
Current:
Federal	$19,131	$12,610
State	5,125	3,218

Total current expense	24,256	15,828

Deferred:
Federal	(936)	(380)
State	(105)	(161)

Total deferred benefit	(1,041)	(541)

Total income tax expense	$23,215	$15,287

        Effective tax rates differ from federal statutory rate of 35% applied to income before income taxes due to the following:

	2016	2015
Federal income tax expense at statutory rates	$19,757	$13,229
Effect of:
State taxes, net of federal benefit	3,263	1,987
Loss incurred by pass-through entity	414	198
Income from bank-owned life insurance	(247)	(192)
Other, net	28	65

Total	$23,215	$15,287

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 13—Income Taxes (Continued)

        The components of deferred tax assets and liabilities at December 31, 2016 and 2015 were comprised of the following:

	2016	2015
Deferred tax assets:
Allowance for loan losses	$6,023	$4,448
Net unrealized loss on investment securities available for sale	21	344
Other than temporary impairment of investment securities available for sale	—	1,015
Supplemental retirement benefit plan	974	877
Deferred loan fee income	1,899	896
State franchise tax	1,847	1,078
Other	870	972

Total deferred tax assets	11,634	9,630

Deferred tax liabilities:
FHLB stock dividends	(175)	(176)
Mortgage servicing rights	(1,794)	(516)
Other	(149)	(140)

Total deferred tax liabilities	(2,118)	(832)

Net deferred tax asset	$9,516	$8,798

        Realization of deferred tax assets is dependent upon the generation of future taxable income. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Based on its evaluation, the Company believes it is more likely than not that the deferred tax asset at December 31, 2016 and 2015, will be realized.

        The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the Internal Revenue Service for the years before 2013.

        There were no unrecognized tax benefits at December 31, 2016, and the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months.

Note 14—Related Party Transactions

        As disclosed in Note 1, the Company purchased an entity owned 80% by its principal shareholder and 20% by a member of the Board of Directors of the Company and Bank. At the time of the purchase in April 2017, the Director was and will continue as the Chief Executive Officer ("CEO") of the purchased entity. For the years ended December 31, 2016 and 2015, the consolidated statements of income include compensation-related expenses of $760 and $750, respectively, for the Director's services as CEO of this purchased entity.

        From time to time, the Company makes charitable contributions to a foundation which certain members of the Board of Directors of the Company and Bank, and whom are also related to the

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 14—Related Party Transactions (Continued)

Company's principal shareholder, serve as trustees of the foundation. The Company paid $900 and $300 to the foundation during 2016 and 2015, respectively.

        The Bank leases certain storage and office space from entities owned by the Company's principal shareholders. Amounts paid under such leases totaled $32 for 2016 and 2015.

        The Bank provides monthly data processing and programming services to entities controlled by the Company's principal shareholders. Aggregate fees paid amounted to $158 and $136 during 2016 and 2015, respectively.

Note 15—Commitments and Contingencies

Legal Proceedings

        The Company and its subsidiaries may be subject to legal actions and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

Lease Commitments

        The Company leases its corporate headquarters and branch offices through noncancelable operating leases with terms that range from years 2009 to 2029, with renewal options thereafter. Rent expense was approximately $2,770 and $2,374 for 2016 and 2015, respectively.

        At December 31, 2016, the minimum annual rental payments under noncancelable operating leases were as follows:

2017	$2,924
2018	2,870
2019	2,833
2020	2,638
2021	2,050
Thereafter	6,710

$20,025

Off-Balance Sheet Arrangements

        Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 15—Commitments and Contingencies (Continued)

collateral at exercise of the commitment. The following is a summary of the total amount of loan commitments and standby letters of credit outstanding at December 31, 2016 and 2015:

	2016	2015
Standby letters of credit	$70	$72
Commitment to originate loans	125,110	100,851
Unused lines of credit	116,810	71,717

Note 16—Regulatory Capital Requirements

        The Bank is subject to the capital adequacy requirements of the OCC. The Company, as a thrift holding company, is subject to the capital adequacy requirements of the Federal Reserve. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Prompt corrective action provisions are not applicable to thrift holding companies. Failure to meet minimum capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

        The final rules implementing Basel III became effective on January 1, 2015 with full compliance with all requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer over the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% for 2015 to 2.50% by 2019. The capital conservation buffer is 0.625% for 2016. The net unrealized gain or loss on investment securities available for sale is not included in regulatory capital. Management believes that as of December 31, 2016, the Company and the Bank meet all regulatory capital requirements to which they are subject.

        Prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. The minimum requirements, excluding significantly undercapitalized and critically undercapitalized categories, are as follows:

	Capital Weighted Assets
			Tier 1 Capital to Average Assets
				Common Tier 1 (CET1)
	Total	Tier 1
Well Capitalized	10.0%	8.0%	5.0%	6.5%
Adequately Capitalized	8.0%	6.0%	4.0%	4.5%
Undercapitalized	6.0%	4.0%	3.0%	3.0%

        At December 31, 2016, the most recent regulatory notifications categorized the Bank as well capitalized. There have been no conditions or events since these notifications that management believes would have changed the Bank's category.

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 16—Regulatory Capital Requirements (Continued)

        At December 31, 2016 and 2015, the Bank exceeded all capital requirements to be categorized as well-capitalized and the Company exceeded the Capital Adequacy requirements as presented below. The Company and the Bank's actual and minimum required capital amounts and ratios at December 31, 2016 and 2015 are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
Total adjusted capital to risk weighted assets:
Consolidated	$225,625	17.07%	$105,716	8.00%	N/A	N/A
Bank	207,891	15.73	105,716	8.00	$132,146	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	161,465	12.22	79,287	6.00	N/A	N/A
Bank	193,069	14.61	79,287	6.00	105,716	8.00
Common Tier 1 (CET1)
Consolidated	161,465	12.22	59,466	4.50	N/A	N/A
Bank	193,069	14.61	59,466	4.50	85,895	6.50
Tier 1 (core) capital to adjusted tangible assets
Consolidated	161,465	7.74	83,404	4.00	N/A	N/A
Bank	193,069	9.26	83,404	4.00	104,255	5.00

	Actual		For Capital Adequacy Purposes		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2015
Total adjusted capital to risk weighted assets:
Consolidated	$147,209	13.94%	$84,452	8.00%	N/A	N/A
Bank	145,723	13.80	84,452	8.00	$105,565	10.00%
Tier 1 (core) capital to risk weighted assets
Consolidated	136,225	12.90	63,339	6.00	N/A	N/A
Bank	134,739	12.76	63,339	6.00	84,452	8.00
Common Tier 1 (CET1)
Consolidated	136,225	12.90	47,504	4.50	N/A	N/A
Bank	134,739	12.76	47,504	4.50	68,617	6.50
Tier 1 (core) capital to adjusted tangible assets
Consolidated	136,225	8.42	64,695	4.00	N/A	N/A
Bank	134,739	8.33	64,695	4.00	80,868	5.00

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 16—Regulatory Capital Requirements (Continued)

Dividend Restrictions

        As noted above, Banking regulations require the Bank to maintain certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to its shareholders. The Company's principal source of funds for dividend payments is dividends received from the Bank and banking regulations limit the dividends that may be paid. Also, pursuant to the terms of the subordinated note agreements, the Company may pay dividends if it is "well capitalized" as defined by regulatory guidelines. At December 31, 2016, $55.1 million of consolidated retained earnings were available to pay dividends to the Company's shareholders.

        The Qualified Thrift Lender ("QTL") test requires that a minimum of 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB Advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

Note 17—Condensed Financial Information of Sterling Bancorp (Parent Only)

        Financial statements of Sterling Bancorp (Parent company only) are shown below. The Parent company has no significant operating activities.

CONDENSED BALANCE SHEETS

	December 31,
	2016	2015
ASSETS
Cash	$17,750	$1,446
Investment in subsidiaries	193,875	134,792
Other assets	722	40

Total assets	$212,347	$136,278

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Subordinated notes	$49,338	$—
Other liabilities	737	—

Total liabilities	50,075	—
Total shareholders' equity	162,272	136,278

Total liabilities and shareholders' equity	$212,347	$136,278

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 17—Condensed Financial Information of Sterling Bancorp (Parent Only) (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2016	2015
Expenses:
Interest expense	$1,978	$43
Other expense	84	70

Total expenses	2,062	113

Loss before income tax and undistributed subsidiary income	(2,062)	(113)
Income tax benefit	(722)	(40)

Loss before undistributed subsidiary income	(1,340)	(73)
Equity in undistributed subsidiary income	34,574	22,584

Net income	$33,234	$22,511

Other comprehensive income
Equity in other comprehensive income (loss) of subsidiaries	627	(55)

Total comprehensive income	$33,861	$22,456

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 17—Condensed Financial Information of Sterling Bancorp (Parent Only) (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2016	2015
Cash flows from operating activities
Net income	$33,234	$22,511
Adjustments to reconcile net income to net cash used in operating activities:
Equity in undistributed subsidiaries income	(34,574)	(22,584)
Changes in operating assets and liabilities:
Change in other assets	(682)	(28)
Change in other liabilities	805	—

Net cash used in operating activities	(1,217)	(101)

Cash flows from investing activities
Capital contributed to subsidiary (bank)	(33,250)	—
Dividends received from subsidiaries	10,067	7,766

Net cash provided by (used in) investing activities	(23,183)	7,766

Cash flows from financing activities
Proceeds from issuance of subordinated notes	50,000	—
Payment of debt issuance costs	(729)
Repurchase of shares of common stock	—	(6,291)
Dividends paid to shareholders	(8,567)	(7,000)

Net cash provided by (used) in financing activities	40,704	(13,291)

Net increase (decrease) in cash	16,304	(5,626)
Cash, beginning of year	1,446	7,072

Cash, end of year	$17,750	$1,446

Supplemental cash flows information:
Cash paid for:
Interest	$1,750	$43
Income taxes	—	—

Dividends

        The Parent received cash dividends from its subsidiaries of $10,067 and $7,766 during the year ended December 31, 2016 and 2015, respectively.

Note 18—Subsequent Events

Borrowings

        On August 14, 2017, the Company sold an additional $15 million in aggregate principal amount of 7.0% Fixed to Floating Subordinated Notes to accredited investors due April 15, 2026. The terms of the subordinated note purchase agreements were substantially identical to the subordinated notes that

Sterling Bancorp, Inc.

Notes to Consolidated Financial Statements (Continued)

(dollars in thousands)

Note 18—Subsequent Events (Continued)

were previously sold in 2016, except that the first interest payment on the notes included accrued interest from April 15, 2017.

Sale of Mortgage Loans

        In August 2017, the Company committed to sell a portfolio of residential mortgage loans with an aggregate unpaid principal balance of $141 million to accredited investors. The selling price for the loans was 102.25% times the unpaid principal balance with mortgage servicing retained by the Company.

        Until                        , 2017, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

            Shares

COMMON STOCK

PRELIMINARY PROSPECTUS

                        , 2017

        Neither we nor the underwriter has authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$ *
FINRA filing fee	*
NASDAQ listing fee	*
Accountants' fees and expenses	*
Printing fees and expenses	*
Legal fees and expenses	*
Transfer agent's fees	*
Miscellaneous	*

Total	$ *

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

Michigan Business Corporation Act

        The Corporation is organized under the Michigan Business Corporation Act (the "MBCA") which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney's fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

        The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney's fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.

        The MBCA also permits a Michigan corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities. The Corporation has obtained a policy of directors' and officers' liability insurance.

        The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director's actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.

The Corporation's Articles of Incorporation and Bylaws

        Each of the Corporation's Second Amended and Restated Articles of Incorporation and Amended and Restated Bylaws to become effective upon the closing of this offering limit the personal liability of directors for a breach of their fiduciary duty except under the circumstances required to be excepted under Michigan law described above.

Insurance

        We have obtained a policy of directors' and officers' liability insurance, under which our directors and officers of the Company are insured within the limits and subject to the limitations of the policy.

Underwriting Agreement

        Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriter is obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding unregistered securities that were sold by the Company within the past three years.

  (1)
  Between April and September 2016, the Company sold $50 million in aggregate principal amount of its 7.0% Fixed to Floating Subordinated Notes due April 15, 2026 to accredited investors for aggregate consideration of approximately $50 million. An additional $15 million of such securities were issued in August of 2017. The securities were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules:

        The exhibits and financial statement schedules filed as part of this registration statement are as follows:

  (a)
  List of Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement

3.1	**	Restated Articles of Incorporation of Sterling Bancorp, Inc., as amended, as currently in effect.

3.2		Second Amended and Restated Articles of Incorporation of Sterling Bancorp, Inc., to be effective as of the closing of this offering.

3.3	**	Bylaws of Sterling Bancorp, Inc., as currently in effect.

3.4		Amended and Restated Bylaws of Sterling Bancorp, Inc., to be effective immediately prior to this offering.

4.1	*	Form of Common Stock Certificate of Sterling Bancorp, Inc.

5.1	*	Opinion of Honigman Miller Schwartz and Cohn LLP.

10.1	†**	Employment Agreement by and among Sterling Bancorp, Inc., Sterling Bank & Trust, F.S.B. and Gary Judd.

10.2	†**	Amended and Restated Employment Agreement by and among Sterling Bancorp, Inc., Sterling Bank & Trust, F.S.B. and Gary Judd.

10.3	*†	Sterling Bancorp, Inc. 2017 Omnibus Equity Incentive Plan.

10.4	**	Form of Subordinated Note Purchase Agreement by and among Sterling Bancorp, Inc. and the several purchasers of the Subordinated Notes and Form of Note.

21	**	Subsidiaries of Sterling Bancorp, Inc.

23.1		Consent of Crowe Horwath LLP.

23.2	*	Consent of Honigman Miller Schwartz and Cohn LLP (set forth in Exhibit 5.1).

24.1	**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

†
Denotes compensatory plan or arrangement.
  (b)
  Financial Statement Schedules

        No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement

3.1	**	Restated Articles of Incorporation of Sterling Bancorp, Inc., as amended, as currently in effect.

3.2		Second Amended and Restated Articles of Incorporation of Sterling Bancorp, Inc., to be effective as of the closing of this offering.

3.3	**	Bylaws of Sterling Bancorp, Inc., as currently in effect.

3.4		Amended and Restated Bylaws of Sterling Bancorp, Inc., to be effective immediately prior to this offering.

4.1	*	Form of Common Stock Certificate of Sterling Bancorp, Inc.

5.1	*	Opinion of Honigman Miller Schwartz and Cohn LLP.

10.1	†**	Employment Agreement by and among Sterling Bancorp, Inc., Sterling Bank & Trust, F.S.B. and Gary Judd.

10.2	†**	Amended and Restated Employment Agreement by and among Sterling Bancorp, Inc., Sterling Bank & Trust, F.S.B. and Gary Judd.

10.3	*†	Sterling Bancorp, Inc. 2017 Omnibus Equity Incentive Plan.

10.4	**	Form of Subordinated Note Purchase Agreement by and among Sterling Bancorp, Inc. and the several purchasers of the Subordinated Notes and Form of Note.

21	**	Subsidiaries of Sterling Bancorp, Inc.

23.1		Consent of Crowe Horwath LLP.

23.2	*	Consent of Honigman Miller Schwartz and Cohn LLP (set forth in Exhibit 5.1).

24.1	**	Power of Attorney (set forth on the signature page to this Registration Statement).

*
To be filed by amendment.

**
Previously filed.

†
Denotes compensatory plan or arrangement

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Southfield, State of Michigan on October 31, 2017.

STERLING BANCORP, INC.
By:	/s/ GARY JUDD Gary Judd Chairman and Chief Executive Officer (Duly Authorized Representative)

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ GARY JUDD Gary Judd	Chief Executive Officer and Chairman (Principal Executive Officer)	October 31, 2017
/s/ THOMAS LOPP Thomas Lopp	President, Chief Operations Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	October 31, 2017
/S/ * Barry Allen	Director	October 31, 2017
/S/ * Jon Fox	Director	October 31, 2017
/S/ * Seth Meltzer	Director	October 31, 2017
/S/ * Sandra Seligman	Director	October 31, 2017
/S/ * Peter Sinatra	Director	October 31, 2017
/S/ * Benjamin Wineman	Director	October 31, 2017

Signatures	Title	Date

/S/ * Lyle Wolberg	Director	October 31, 2017

*By:	/s/ GARY JUDD Gary Judd Attorney-in-Fact